

Semiannual Report

JUNE 30, 2016

Ivy Funds Variable Insurance Portfolios

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Pathfinder Moderate – Managed Volatility
Pathfinder Moderately Aggressive – Managed Volatility
Pathfinder Moderately Conservative – Managed Volatility
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Bond
Global Growth
Global Natural Resources
Growth
High Income
International Core Equity
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value

CONTENTS

PRESIDENT'S LETTER



Henry J. Herrmann, CFA

Dear Shareholder,

Over the six months since our last report to you, the financial markets experienced significant volatility, despite moderate economic growth in the U.S.

Concerns about global economic growth, the direction of interest rates, fluctuation in oil prices and the U.S. presidential election are all contributors to the volatility.

Financial markets dislike uncertainty. We believe that the roller coaster ride in stocks is not finished. Volatility is likely to continue. Regardless, we still expect moderate positive returns for 2016.

Despite the uncertain backdrop, the U.S. economic expansion has continued. The U.S. is the relative bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Demand for cars, homes and furnishings is strong.

When interest rates in the U.S. will rise, and by how much, remains an area of focus. Markets reacted negatively when the Federal Reserve raised rates slightly in December and seemed to imply more increases were likely. However, global economic concerns, fueled in June by Britain's vote to leave the European Union, altered the timetable. Future rate increases will be slow to develop. Job growth and inflation will be the most important determinants of central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2016	12/31/2015
S&P 500 Index	2,098.86	2,043.94
MSCI EAFE Index	1,608.45	1,716.28
10-Year Treasury Yield	1.49%	2.27%
U.S. unemployment rate	4.90%	5.00%
30-year fixed mortgage rate	3.48%	4.01%
Oil price per barrel	$48.33	$37.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios or Managed Volatility Portfolios annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2016.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

(UNAUDITED)

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-15	Ending Account Value 6-30-16	Expenses Paid During Period*	Beginning Account Value 12-31-15	Ending Account Value 6-30-16	Expenses Paid During Period*	
Pathfinder Aggressive	$1,000	$ 984.40	$0.50	$1,000	$1,024.40	$ 0.51	0.09%
Pathfinder Conservative	$1,000	$ 998.50	$0.40	$1,000	$1,024.48	$0.40	0.08%
Pathfinder Moderate	$1,000	$ 992.20	$0.20	$1,000	$1,024.68	$0.20	0.04%
Pathfinder Moderately Aggressive	$1,000	$ 992.40	$0.20	$1,000	$1,024.67	$0.20	0.04%
Pathfinder Moderately Conservative	$1,000	$ 994.20	$0.30	$1,000	$1,024.58	$0.30	0.06%
Pathfinder Moderate – Managed Volatility	$1,000	$ 985.20	$ 1.19	$1,000	$1,023.62	$ 1.21	0.25%
Pathfinder Moderately Aggressive – Managed Volatility	$1,000	$ 983.60	$ 1.59	$1,000	$1,023.29	$ 1.62	0.32%
Pathfinder Moderately Conservative – Managed Volatility	$1,000	$ 986.90	$ 1.59	$1,000	$1,023.22	$ 1.62	0.33%
Asset Strategy	$1,000	$ 973.10	$4.83	$1,000	$1,019.93	$4.95	0.99%
Balanced	$1,000	$ 997.30	$5.09	$1,000	$1,019.80	$ 5.15	1.02%
Bond	$1,000	$1,061.50	$ 4.12	$1,000	$1,020.88	$4.04	0.80%
Core Equity	$1,000	$ 994.90	$4.79	$1,000	$1,020.08	$4.85	0.96%
Dividend Opportunities	$1,000	$1,024.30	$5.06	$1,000	$1,019.87	$5.05	1.01%
Energy	$1,000	$ 1,160.10	$6.48	$1,000	$ 1,018.85	$6.06	1.21%
Global Bond	$1,000	$1,049.00	$2.97	$1,000	$1,021.93	$2.93	0.59%
Global Growth	$1,000	$ 940.00	$5.43	$1,000	$1,019.22	$5.65	1.13%
Global Natural Resources	$1,000	$ 1,112.40	$7.29	$1,000	$ 1,018.01	$6.96	1.38%
Growth	$1,000	$ 957.80	$4.70	$1,000	$1,020.03	$4.85	0.97%
High Income	$1,000	$ 1,075.10	$4.57	$1,000	$1,020.45	$ 4.44	0.89%
International Core Equity	$1,000	$ 945.50	$5.64	$1,000	$ 1,019.03	$5.86	1.17%
Limited-Term Bond	$1,000	$1,027.90	$4.06	$1,000	$1,020.83	$4.04	0.81%
Micro Cap Growth	$1,000	$ 966.20	$6.69	$1,000	$1,018.03	$6.86	1.37%
Mid Cap Growth	$1,000	$1,019.90	$5.55	$1,000	$1,019.38	$5.55	1.10%
Money Market	$1,000	$1,000.40	$2.20	$1,000	$1,022.69	$2.22	0.44%
Real Estate Securities	$1,000	$ 1,108.30	$6.43	$1,000	$ 1,018.78	$ 6.16	1.22%
Science and Technology	$1,000	$ 909.10	$5.44	$1,000	$ 1,019.12	$5.75	1.15%
Small Cap Growth	$1,000	$ 966.30	$5.60	$1,000	$ 1,019.17	$5.75	1.15%
Small Cap Value	$1,000	$ 1,107.60	$ 6.11	$1,000	$ 1,019.08	$5.86	1.16%
Value	$1,000	$ 982.40	$ 5.15	$1,000	$1,019.65	$5.25	1.05%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2016, and divided by 366.

[1]This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2]This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP Growth	19.3%
Ivy Funds VIP Global Growth	16.4%
Ivy Funds VIP International Core Equity	11.8%
Ivy Funds VIP Small Cap Value	10.6%
Ivy Funds VIP Limited-Term Bond	10.6%
Ivy Funds VIP Small Cap Growth	10.2%
Ivy Funds VIP Mid Cap Growth	10.1%
Ivy Funds VIP Value	9.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.2%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Money Market	34.5%
Ivy Funds VIP Limited-Term Bond	15.7%
Ivy Funds VIP Dividend Opportunities	13.3%
Ivy Funds VIP Growth	12.6%
Ivy Funds VIP International Core Equity	6.9%
Ivy Funds VIP Small Cap Growth	5.2%
Ivy Funds VIP Value	4.0%
Ivy Funds VIP Mid Cap Growth	3.0%
Ivy Funds VIP Global Growth	2.2%
Ivy Funds VIP Small Cap Value	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Money Market	19.8%
Ivy Funds VIP Dividend Opportunities	15.4%
Ivy Funds VIP Growth	13.7%
Ivy Funds VIP Global Growth	11.8%
Ivy Funds VIP Limited-Term Bond	10.8%
Ivy Funds VIP Small Cap Growth	7.2%
Ivy Funds VIP International Core Equity	6.9%
Ivy Funds VIP Small Cap Value	5.3%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Mid Cap Growth	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.0%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP Dividend Opportunities	15.3%
Ivy Funds VIP Growth	13.6%
Ivy Funds VIP International Core Equity	11.9%
Ivy Funds VIP Global Growth	11.7%
Ivy Funds VIP Limited-Term Bond	10.7%
Ivy Funds VIP Money Market	9.9%
Ivy Funds VIP Small Cap Value	8.5%
Ivy Funds VIP Small Cap Growth	8.3%
Ivy Funds VIP Mid Cap Growth	5.1%
Ivy Funds VIP Value	5.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.0%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Money Market	24.8%
Ivy Funds VIP Limited-Term Bond	15.8%
Ivy Funds VIP Growth	13.7%
Ivy Funds VIP Dividend Opportunities	13.3%
Ivy Funds VIP Global Growth	7.0%
Ivy Funds VIP International Core Equity	6.9%
Ivy Funds VIP Small Cap Growth	6.2%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Mid Cap Growth	4.1%
Ivy Funds VIP Small Cap Value	3.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.0%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	19.2%
Ivy Funds VIP Dividend Opportunities	14.9%
Ivy Funds VIP Growth	13.3%
Ivy Funds VIP Global Growth	11.4%
Ivy Funds VIP Limited-Term Bond	10.5%
Ivy Funds VIP Small Cap Growth	7.0%
Ivy Funds VIP International Core Equity	6.7%
Ivy Funds VIP Small Cap Value	5.2%
Ivy Funds VIP Value	4.8%
Ivy Funds VIP Mid Cap Growth	4.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.0%

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy Funds VIP Dividend Opportunities	14.9%
Ivy Funds VIP Growth	13.3%
Ivy Funds VIP International Core Equity	11.5%
Ivy Funds VIP Global Growth	11.4%
Ivy Funds VIP Limited-Term Bond	10.4%
Ivy Funds VIP Money Market	9.6%
Ivy Funds VIP Small Cap Value	8.3%
Ivy Funds VIP Small Cap Growth	8.0%
Ivy Funds VIP Mid Cap Growth	5.0%
Ivy Funds VIP Value	4.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.8%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	24.2%
Ivy Funds VIP Limited-Term Bond	15.4%
Ivy Funds VIP Growth	13.4%
Ivy Funds VIP Dividend Opportunities	13.0%
Ivy Funds VIP Global Growth	6.8%
Ivy Funds VIP International Core Equity	6.8%
Ivy Funds VIP Small Cap Growth	6.1%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Mid Cap Growth	4.0%
Ivy Funds VIP Small Cap Value	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2016 (UNAUDITED)

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Global Growth	1,603	$ 12,654
Ivy Funds VIP Growth	1,528	14,900
Ivy Funds VIP International Core Equity	635	9,082
Ivy Funds VIP Limited-Term Bond	1,666	8,214
Ivy Funds VIP Mid Cap Growth	858	7,784
Ivy Funds VIP Small Cap Growth	869	7,909
Ivy Funds VIP Small Cap Value	519	8,189
Ivy Funds VIP Value	1,446	7,575
TOTAL AFFILIATED MUTUAL FUNDS – 98.8%		**$76,307**

(Cost: $87,783)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 597	597
TOTAL SHORT-TERM SECURITIES – 0.8%		**$ 597**

(Cost: $597)

TOTAL INVESTMENT SECURITIES – 99.6%		**$76,904**

(Cost: $88,380)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		310
NET ASSETS – 100.0%		**$ 77,214**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$76,307	$ —	$—
Short-Term Securities	—	597	—
Total	$76,307	$597	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	2,009	$ 14,980
Ivy Funds VIP Global Growth	308	2,429
Ivy Funds VIP Growth	1,461	14,245
Ivy Funds VIP International Core Equity	545	7,793
Ivy Funds VIP Limited-Term Bond	3,589	17,696
Ivy Funds VIP Mid Cap Growth	378	3,432
Ivy Funds VIP Money Market	38,889	38,889
Ivy Funds VIP Small Cap Growth	639	5,810
Ivy Funds VIP Small Cap Value	153	2,405
Ivy Funds VIP Value	851	4,457
TOTAL AFFILIATED MUTUAL FUNDS – 99.5%		**$ 112,136**

(Cost: $119,845)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 595	595
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 595**

(Cost: $595)

TOTAL INVESTMENT SECURITIES – 100.0%		**$ 112,731**

(Cost: $120,440)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(36)
NET ASSETS – 100.0%		**$112,695**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$112,136	$ —	$—
Short-Term Securities	—	595	—
Total	$112,136	$595	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	17,794	$ 132,703
Ivy Funds VIP Global Growth	12,855	101,503
Ivy Funds VIP Growth	12,082	117,792
Ivy Funds VIP International Core Equity	4,179	59,810
Ivy Funds VIP Limited-Term Bond	18,811	92,742
Ivy Funds VIP Mid Cap Growth	3,873	35,132
Ivy Funds VIP Money Market	170,628	170,628
Ivy Funds VIP Small Cap Growth	6,867	62,463
Ivy Funds VIP Small Cap Value	2,928	46,161
Ivy Funds VIP Value	8,165	42,770
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$861,704**

(Cost: $925,968)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 219	219
TOTAL SHORT-TERM SECURITIES – 0.0%		**$ 219**

(Cost: $219)

TOTAL INVESTMENT SECURITIES – 100.0%		**$861,923**

(Cost: $926,187)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		358
NET ASSETS – 100.0%		**$862,281**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$861,704	$ —	$—
Short-Term Securities	—	219	—
Total	$861,704	$219	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

JUNE 30, 2016 (UNAUDITED)SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	20,893	$ 155,811
Ivy Funds VIP Global Growth	15,093	119,173
Ivy Funds VIP Growth	14,184	138,294
Ivy Funds VIP International Core Equity	8,412	120,387
Ivy Funds VIP Limited-Term Bond	22,087	108,889
Ivy Funds VIP Mid Cap Growth	5,685	51,564
Ivy Funds VIP Money Market	100,168	100,168
Ivy Funds VIP Small Cap Growth	9,214	83,812
Ivy Funds VIP Small Cap Value	5,501	86,727
Ivy Funds VIP Value	9,586	50,218
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		$1,015,043
(Cost: $1,099,899)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 441	441
TOTAL SHORT-TERM SECURITIES – 0.0%		$ 441
(Cost: $441)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,015,484
(Cost: $1,100,340)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(4)
NET ASSETS – 100.0%		$1,015,480

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$1,015,043	$ —	$—
Short-Term Securities	—	441	—
Total	$1,015,043	$441	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	4,719	$ 35,191
Ivy Funds VIP Global Growth	2,329	18,387
Ivy Funds VIP Growth	3,698	36,051
Ivy Funds VIP International Core Equity	1,279	18,303
Ivy Funds VIP Limited-Term Bond	8,435	41,585
Ivy Funds VIP Mid Cap Growth	1,185	10,750
Ivy Funds VIP Money Market	65,279	65,279
Ivy Funds VIP Small Cap Growth	1,801	16,381
Ivy Funds VIP Small Cap Value	537	8,472
Ivy Funds VIP Value	2,499	13,089
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		$263,488
(Cost: $283,173)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 307	307
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 307
(Cost: $307)		
TOTAL INVESTMENT SECURITIES – 100.1%		$263,795
(Cost: $283,480)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(329)
NET ASSETS – 100.0%		$263,466

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$263,488	$ —	$—
Short-Term Securities	—	307	—
Total	$263,488	$307	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	9,219	$ 68,753
Ivy Funds VIP Global Growth	6,673	52,690
Ivy Funds VIP Growth	6,270	61,129
Ivy Funds VIP International Core Equity	2,166	31,006
Ivy Funds VIP Limited-Term Bond	9,755	48,093
Ivy Funds VIP Mid Cap Growth	2,007	18,202
Ivy Funds VIP Money Market	88,508	88,508
Ivy Funds VIP Small Cap Growth	3,559	32,376
Ivy Funds VIP Small Cap Value	1,514	23,872
Ivy Funds VIP Value	4,236	22,191
TOTAL AFFILIATED MUTUAL FUNDS – 97.0%		$446,820
(Cost: $493,786)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(A) – 1.5%		
BorgWarner, Inc., 0.670%, 7-12-16	$ 7,000	6,998
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (B)	3,466	3,466
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 10,464
(Cost: $10,464)		
TOTAL INVESTMENT SECURITIES – 99.3%		$457,284
(Cost: $504,250)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(C) – 0.7%		3,174
NET ASSETS – 100.0%		$460,458

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at June 30, 2016.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

(C)Cash of $2,593 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
E-mini Russell 2000 Index	Short	9-16-16	99	$ (11,359)	$ (222)
S&P 500 Index	Short	9-16-16	98	(51,210)	(1,176)
				$(62,569)	$(1,398)

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$446,820	$ —	$—
Short-Term Securities	—	10,464	—
Total	$446,820	$10,464	$—
Liabilities			
Futures Contracts	$ 1,398	$ —	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	1,386	$ 10,336
Ivy Funds VIP Global Growth	1,002	7,912
Ivy Funds VIP Growth	942	9,181
Ivy Funds VIP International Core Equity	558	7,987
Ivy Funds VIP Limited-Term Bond	1,466	7,225
Ivy Funds VIP Mid Cap Growth	377	3,421
Ivy Funds VIP Money Market	6,648	6,648
Ivy Funds VIP Small Cap Growth	611	5,561
Ivy Funds VIP Small Cap Value	365	5,748
Ivy Funds VIP Value	636	3,333
TOTAL AFFILIATED MUTUAL FUNDS – 97.2%		$67,352
(Cost: $77,151)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.3%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$1,620	1,620
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 1,620
(Cost: $1,620)		
TOTAL INVESTMENT SECURITIES – 99.5%		$68,972
(Cost: $78,771)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.5%		350
NET ASSETS – 100.0%		$69,322

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

(B)Cash of $397 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
E-mini Russell 2000 Index	Short	9-16-16	19	$ (2,180)	$ (45)
S&P 500 Index	Short	9-16-16	14	(7,316)	(166)
				$(9,496)	$ (211)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$67,352	$ —	$—
Short-Term Securities	—	1,620	—
Total	$67,352	$1,620	$—
Liabilities			
Futures Contracts	$ 211	$ —	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	1,069	$ 7,969
Ivy Funds VIP Global Growth	529	4,175
Ivy Funds VIP Growth	839	8,182
Ivy Funds VIP International Core Equity	290	4,149
Ivy Funds VIP Limited-Term Bond	1,912	9,428
Ivy Funds VIP Mid Cap Growth	268	2,434
Ivy Funds VIP Money Market	14,805	14,805
Ivy Funds VIP Small Cap Growth	408	3,712
Ivy Funds VIP Small Cap Value	121	1,914
Ivy Funds VIP Value	567	2,970
TOTAL AFFILIATED MUTUAL FUNDS – 97.7%		$59,738
(Cost: $65,341)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.9%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 1,167	1,167
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 1,167
(Cost: $1,167)		
TOTAL INVESTMENT SECURITIES – 99.6%		$60,905
(Cost: $66,508)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.4%		245
NET ASSETS – 100.0%		$ 61,150

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

(B)Cash of $338 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
E-mini Russell 2000 Index	Short	9-16-16	12	$ (1,377)	$ (39)
S&P 500 Index	Short	9-16-16	13	(6,793)	(140)
				$ (8,170)	$(179)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$59,738	$ —	$—
Short-Term Securities	—	1,167	—
Total	$59,738	$1,167	$—
Liabilities			
Futures Contracts	$ 179	$ —	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	48.9%
Information Technology	10.1%
Consumer Discretionary	8.7%
Health Care	8.5%
Consumer Staples	6.2%
Financials	5.7%
Energy	5.4%
Industrials	2.9%
Materials	1.4%
Bullion (Gold)	6.9%
Purchased Options	0.0%
Bonds	20.0%
United States Government and Government Agency Obligations	14.7%
Corporate Debt Securities	5.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	24.2%

Country Weightings

North America	52.9%
United States	52.9%
Europe	10.6%
United Kingdom	6.8%
Other Europe	3.8%
Bullion (Gold)	6.9%
Pacific Basin	4.7%
Other	0.7%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	24.2%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Kraft Foods Group, Inc.	United States	Consumer Staples	Packaged Foods & Meats
Microsoft Corp.	United States	Information Technology	Systems Software
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Adobe Systems, Inc.	United States	Information Technology	Application Software
Home Depot, Inc. (The)	United States	Consumer Discretionary	Home Improvement Retail
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Intuit, Inc.	United States	Information Technology	Application Software
JPMorgan Chase & Co.	United States	Financials	Other Diversified Financial Services
Chipotle Mexican Grill, Inc., Class A	United States	Consumer Discretionary	Restaurants
Allergan plc	United States	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

12   SEMIANNUAL REPORT   2016

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 1.5%		
Continental AG (A)	42	$ 7,853
Delphi Automotive plc	130	8,113
		15,966
Automobile Manufacturers – 0.4%		
Suzuki Motor Corp. (A)	145	3,920
Cable & Satellite – 1.3%		
Comcast Corp., Class A	216	14,107
Home Improvement Retail – 1.4%		
Home Depot, Inc. (The)	121	15,438
Internet Retail – 1.1%		
Amazon.com, Inc. (B)	16	11,629
Leisure Facilities – 0.0%		
Circuit of the Americas LLC, Class B (B)	—*	—
Leisure Products – 1.2%		
Media Group Holdings LLC, Series H (B)(C)(D)	32	1,599
Media Group Holdings LLC, Series I (B)(C)(D)	19	6,540
Media Group Holdings LLC, Series T (B)(C)(D)	4	5,354
		13,493
Movies & Entertainment – 0.0%		
Delta Topco Ltd. (B)(C)	56,728	—*
Restaurants – 1.4%		
Chipotle Mexican Grill, Inc., Class A (B)	38	15,224
Tires & Rubber – 0.4%		
Bridgestone Corp. (A)	145	4,673
Total Consumer Discretionary – 8.7%		**94,450**
Consumer Staples		
Brewers – 1.2%		
InBev N.V. (A)	94	12,417
Hypermarkets & Super Centers – 0.6%		
Costco Wholesale Corp.	43	6,721
Packaged Foods & Meats – 1.9%		
Kraft Foods Group, Inc.	235	20,828
Soft Drinks – 1.1%		
Coca-Cola Co. (The)	263	11,913
Tobacco – 1.4%		
ITC Ltd. (A)	521	2,853
Philip Morris International, Inc.	120	12,237
		15,090
Total Consumer Staples – 6.2%		**66,969**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 2.8%		
Halliburton Co.	402	$ 18,202
Schlumberger Ltd.	152	12,020
		30,222
Oil & Gas Exploration & Production – 2.6%		
Cabot Oil & Gas Corp.	50	1,282
EOG Resources, Inc.	145	12,113
Noble Energy, Inc.	333	11,955
Pioneer Natural Resources Co.	24	3,690
		29,040
Total Energy – 5.4%		**59,262**
Financials		
Diversified Banks – 1.4%		
Axis Bank Ltd. (A)	925	7,351
Banca Intesa S.p.A. (A)	3,035	5,781
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	379	1,701
		14,833
Life & Health Insurance – 1.2%		
AIA Group Ltd. (A)	2,278	13,700
Other Diversified Financial Services – 2.6%		
Citigroup, Inc.	302	12,799
JPMorgan Chase & Co.	247	15,333
		28,132
Property & Casualty Insurance – 0.5%		
Berkshire Hathaway, Inc., Class B (B)	39	5,603
Total Financials – 5.7%		**62,268**
Health Care		
Biotechnology – 1.9%		
Alexion Pharmaceuticals, Inc. (B)	62	7,258
Amgen, Inc.	91	13,898
		21,156
Health Care Equipment – 0.7%		
Medtronic plc	82	7,115
Managed Health Care – 0.8%		
Anthem, Inc.	66	8,669
Pharmaceuticals – 5.1%		
Allergan plc (B)	63	14,538
Bristol-Myers Squibb Co.	132	9,694
Pfizer, Inc.	438	15,411
Shire Pharmaceuticals Group plc ADR	43	7,826
Teva Pharmaceutical Industries Ltd. ADR	156	7,839
		55,308
Total Health Care – 8.5%		**92,248**

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 1.2%		
Lockheed Martin Corp.	52	$ 12,880
Construction & Engineering – 0.6%		
Larsen & Toubro Ltd. (A)	304	6,768
Industrial Conglomerates – 1.1%		
General Electric Co.	380	11,972
Total Industrials – 2.9%		**31,620**
Information Technology		
Application Software – 2.8%		
Adobe Systems, Inc. (B)	162	15,472
Intuit, Inc.	138	15,402
		30,874
Data Processing & Outsourced Services – 1.6%		
FleetCor Technologies, Inc. (B)	36	5,124
Visa, Inc., Class A	161	11,949
		17,073
Internet Software & Services – 2.4%		
Alibaba Group Holding Ltd. ADR (B)	119	9,488
Alphabet, Inc., Class A (B)	19	13,578
Facebook, Inc., Class A (B)	25	2,809
		25,875
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corp., Class A (B)	243	13,897
Semiconductors – 0.3%		
Micron Technology, Inc. (B)	266	3,653
Systems Software – 1.7%		
Microsoft Corp.	373	19,082
Total Information Technology – 10.1%		**110,454**
Materials		
Diversified Metals & Mining – 0.8%		
BHP Billiton plc (A)	267	3,375
Rio Tinto plc (A)	182	5,659
		9,034
Paper Products – 0.6%		
International Paper Co.	146	6,204
Total Materials – 1.4%		**15,238**
TOTAL COMMON STOCKS – 48.9%		**$532,509**
(Cost: $589,746)		

JUNE 30, 2016 (UNAUDITED)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Facebook, Inc., Class A, Call $130.00, Expires 7-15-16, OTC (Ctrpty: Deutsche Bank AG)	750	$ 2
NIKE, Inc., Class B, Call $65.00, Expires 10-21-16, OTC (Ctrpty: Citibank N.A.)	2,400	52
Parker-Hannifin Corp., Call $125.00, Expires 8-19-16, OTC (Ctrpty: UBS AG)	375	6
PPG Industries, Inc., Call $125.00, Expires 8-19-16, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	250	1
Union Pacific Corp., Call $92.50, Expires 8-19-16, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	700	73
TOTAL PURCHASED OPTIONS – 0.0%		**$ 134**

(Cost: $799)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series D, 0.000%, 12-31-20 (E)	$ 3,642	1,127
Movies & Entertainment – 5.2%		
Delta Topco Ltd., 10.000%, 11-24-60 (C)(F)	57,563	56,679
Total Consumer Discretionary – 5.3%		57,806
TOTAL CORPORATE DEBT SECURITIES – 5.3%		**$57,806**

(Cost: $60,647)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 3-15-23 (G)	41	3
5.500%, 10-15-25 (G)	200	24
6.000%, 11-15-35 (G)	123	27
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (G)	81	9
5.500%, 8-25-33 (G)	125	17
5.500%, 4-25-34 (G)	210	40
5.500%, 11-25-36 (G)	268	47

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO, 5.500%, 7-20-35 (G)	$ 110	$ 25
		192
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 192**

(Cost: $193)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 1.1%		
U.S. Treasury Notes:		
0.125%, 4-15-21	4,256	4,362
0.625%, 1-15-26	7,895	8,316
		12,678
Treasury Obligations – 13.6%		
U.S. Treasury Bonds:		
2.250%, 11-15-25	20,529	21,914
2.875%, 8-15-45	13,879	15,589
3.000%, 11-15-45	11,079	12,750
2.500%, 2-15-46	11,754	12,250
U.S. Treasury Notes:		
1.625%, 7-31-20	10,230	10,522
1.750%, 12-31-20 (H)	9,135	9,451
1.375%, 1-31-21 (H)	23,154	23,568
2.000%, 8-15-25	28,890	30,217
1.625%, 2-15-26	11,483	11,619
		147,880
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 14.7%		**$160,558**

(Cost: $153,722)

BULLION – 6.9%	Troy Ounces	
Gold	56	74,706

(Cost: $69,043)

SHORT-TERM SECURITIES	Principal	
Commercial Paper (I) – 19.5%		
Baxter International, Inc.:		
0.630%, 7-6-16	$ 6,000	5,999
0.730%, 7-11-16	7,000	6,998
Becton Dickinson & Co.:		
0.730%, 7-12-16	5,000	4,999
0.760%, 7-27-16	7,000	6,996
BMW U.S. Capital LLC (GTD by BMW AG), 0.390%, 7-13-16	6,000	5,999
BorgWarner, Inc.:		
0.700%, 7-6-16	5,000	5,000
0.670%, 7-12-16	10,000	9,998
Campbell Soup Co., 0.750%, 7-21-16	9,200	9,196

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (I) (Continued)		
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.470%, 7-26-16	$ 5,000	$ 4,998
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.380%, 7-12-16	5,000	4,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.740%, 7-14-16	5,000	4,999
J.M. Smucker Co. (The), 0.620%, 7-6-16	6,000	5,999
John Deere Canada ULC (GTD by Deere & Co.), 0.400%, 7-13-16	5,000	4,999
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.490%, 8-3-16	10,000	9,995
Kroger Co. (The), 0.570%, 7-1-16	4,507	4,507
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), 0.430%, 7-26-16	7,300	7,298
McCormick & Co., Inc.:		
0.570%, 7-1-16	5,000	5,000
0.640%, 7-14-16	10,000	9,998
Mondelez International, Inc., 0.650%, 7-5-16	10,000	9,999
NBCUniversal Enterprise, Inc.:		
0.750%, 7-19-16	5,000	4,998
0.750%, 7-20-16	5,000	4,998
Novartis Securities Investment Ltd. (GTD by Novartis AG), 0.480%, 8-9-16	5,000	4,997
PepsiCo, Inc., 0.400%, 7-20-16	5,000	4,999
Rockwell Automation, Inc., 0.650%, 7-21-16	4,000	3,999
Shell International Finance B.V. (GTD by Royal Dutch Shell plc):		
0.510%, 7-1-16	5,000	5,000
0.320%, 7-11-16	6,000	5,999
United Technologies Corp., 0.730%, 7-11-16	5,000	4,999
Virginia Electric and Power Co.:		
0.660%, 7-7-16	6,000	5,999
0.650%, 7-19-16	10,000	9,997
0.660%, 8-2-16	5,000	4,997
W.W. Grainger, Inc., 0.350%, 7-12-16	5,000	4,999
Wisconsin Electric Power Co., 0.480%, 7-5-16	3,713	3,713
Wisconsin Gas LLC:		
0.470%, 7-7-16	5,000	4,999
0.430%, 7-11-16	10,000	9,998
		212,667
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (J)	3,140	3,140

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 3.6%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.), 0.400%, 7-1-16 (J)	$12,505	$12,505
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.390%, 7-1-16 (J)	27,100	27,100
		39,605
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.390%, 7-7-16 (J)	$4,000	$ 4,000
TOTAL SHORT-TERM SECURITIES – 23.8%		$ 259,412
(Cost: $259,418)		
TOTAL INVESTMENT SECURITIES – 99.6%		$1,085,317
(Cost: $1,133,568)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		4,597
NET ASSETS – 100.0%		$1,089,914

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Restricted securities. At June 30, 2016, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1-23-12 to 6-15-12	56,728	$ 26,773	$ —*
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	22,374	1,599
Media Group Holdings LLC, Series I	4-23-13 to 11-8-13	19	10,478	6,540
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	4	8,613	5,354
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	4-1-12 to 1-1-15	$57,563	58,053	56,679
			$126,291	$ 70,172

The total value of these securities represented 6.4% of net assets at June 30, 2016.

(D)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 6 of the Notes to Financial Statements.

(E)Zero coupon bond.

(F)Payment-in-kind bonds.

(G)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(H)All or a portion of securities with an aggregate value of $950 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(I)Rate shown is the yield to maturity at June 30, 2016.

(J)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

The following forward foreign currency contracts were outstanding at June 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	3,200	U.S. Dollar	4,311	7-25-16	State Street Global Markets	$50	$—
Euro	11,300	U.S. Dollar	12,553	7-25-16	State Street Global Markets	3	—
						$53	$—

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Facebook, Inc., Class A	Deutsche Bank AG	Put	500	July 2016	$ 110.00	$102	$ (28)
NIKE, Inc., Class B	Citibank N.A.	Put	1,920	October 2016	55.00	435	(539)
Parker-Hannifin Corp.	UBS AG	Put	250	August 2016	105.00	80	(67)
PPG Industries, Inc.	JPMorgan Chase Bank N.A.	Put	250	August 2016	105.00	55	(105)
Union Pacific Corp.	JPMorgan Chase Bank N.A.	Put	636	August 2016	82.50	170	(98)
						$842	$(837)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 64,511	$ 16,446	$ 13,493
Consumer Staples	51,699	15,270	—
Energy	59,262	—	—
Financials	33,735	28,533	—
Health Care	92,248	—	—
Industrials	24,852	6,768	—
Information Technology	110,454	—	—
Materials	6,204	9,034	—
Total Common Stocks	$442,965	$ 76,051	$ 13,493
Purchased Options	—	134	—
Corporate Debt Securities	—	1,127	56,679
United States Government Agency Obligations	—	192	—
United States Government Obligations	—	160,558	—
Bullion	74,706	—	—
Short-Term Securities	—	259,412	—
Total	$ 517,671	$497,474	$ 70,172
Forward Foreign Currency Contracts	$ —	$ 53	$ —
Liabilities			
Written Options	$ —	$ 837	$ —

During the period ended June 30, 2016, securities totaling $87,406 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 1-1-16	$ 43,715	$52,330
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	(27,699)	(884)
Purchases	—	5,233
Sales	(2,523)	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 6-30-16	$ 13,493	$56,679
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-16	$(27,699)	$ (884)

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

Information about Level 3 fair value measurements:

	Fair Value at 6-30-16	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 5,354	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	9.62 to 15.12%
			Illiquidity discount	10%
	6,540	Transaction	Price	$344
			Illiquidity discount	2.5 to 10%
	1,599	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	40%
			Illiquidity discount	10%
			Methodology Weighting	75%
		Discounted book value	Discount factor	24%
			Illiquidity discount	10%
			Methodology Weighting	25%
Corporate Debt Securities	56,679	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	9.62%
			Illiquidity discount	10%

Significant increases (decreases) in long-term growth rate inputs or transaction price could result in a higher (lower) fair value measurement. However, significant increases (decreases) in weighted average cost of capital, discount factors, or illiquidity discount inputs could result in a lower (higher) fair value measurement.

During the period ended June 30, 2016, securities totaling $7,651 changed valuation techniques from discounted cash flows model to a transaction approach. The change in valuation techniques is primarily due to the discounted cash flows model no longer reflecting current market participant assumptions.

During the period ended June 30, 2016, securities totaling $3,533 changed valuation techniques from discounted cash flows model to a blended methodology of discounted cash flows model and discounted book value. The change in valuation techniques is primarily due to the blended methodology more closely reflecting current market participant assumptions.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	52.9%
United Kingdom	6.8%
India	1.6%
Ireland	1.4%
Hong Kong	1.2%
Belgium	1.2%
Japan	1.0%
Other Countries	2.8%
Other+	31.1%

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	52.7%
Health Care	13.6%
Information Technology	9.8%
Consumer Discretionary	7.1%
Financials	6.9%
Consumer Staples	5.6%
Energy	3.9%
Industrials	2.9%
Materials	2.4%
Telecommunication Services	0.5%
Purchased Options	0.0%
Bonds	31.0%
Corporate Debt Securities	30.1%
Loans	0.5%
United States Government and Government Agency Obligations	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	16.3%

Top 10 Equity Holdings

Company	Sector	Industry
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
Johnson & Johnson	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Crown Castle International Corp.	Financials	Specialized REITs
Mead Johnson Nutrition Co.	Consumer Staples	Packaged Foods & Meats
Allergan plc, Convertible Series A, 5.500%	Health Care	Pharmaceuticals
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Broadcom Corp., Class A	Information Technology	Semiconductors

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS BALANCED *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 1.6%		
Comcast Corp., Class A	89	$ 5,820
Casinos & Gaming – 0.8%		
Las Vegas Sands, Inc.	73	3,172
Home Improvement Retail – 0.7%		
Home Depot, Inc. (The)	22	2,794
Homefurnishing Retail – 1.0%		
Williams-Sonoma, Inc.	70	3,654
Hotels, Resorts & Cruise Lines – 1.9%		
Carnival Corp.	156	6,907
Movies & Entertainment – 1.1%		
Twenty-First Century Fox, Inc.	151	4,125
Total Consumer Discretionary – 7.1%		26,472
Consumer Staples		
Brewers – 1.1%		
Anheuser-Busch InBev S.A. ADR	31	4,114
Distillers & Vintners – 0.8%		
Constellation Brands, Inc.	18	3,019
Packaged Foods & Meats – 3.7%		
J.M. Smucker Co. (The)	26	3,965
Kraft Foods Group, Inc.	47	4,118
Mead Johnson Nutrition Co.	59	5,341
		13,424
Total Consumer Staples – 5.6%		20,557
Energy		
Oil & Gas Equipment & Services – 1.1%		
Schlumberger Ltd.	50	3,981
Oil & Gas Exploration & Production – 2.2%		
Newfield Exploration Co. (A)	97	4,295
Noble Energy, Inc.	113	4,048
		8,343
Total Energy – 3.3%		12,324
Financials		
Investment Banking & Brokerage – 1.0%		
Morgan Stanley	138	3,592
Other Diversified Financial Services – 1.5%		
JPMorgan Chase & Co. (B)	90	5,599
Regional Banks – 1.2%		
PNC Financial Services Group, Inc. (The)	56	4,538
Specialized Finance – 1.2%		
Intercontinental Exchange, Inc.	18	$ 4,633
Specialized REITs – 1.5%		
Crown Castle International Corp.	53	5,381
Total Financials – 6.4%		23,743
Health Care		
Biotechnology – 0.5%		
Biogen, Inc. (A)	8	1,814
Health Care Equipment – 1.8%		
DexCom, Inc. (A)	29	2,266
Medtronic plc	52	4,504
		6,770
Health Care Services – 0.9%		
Laboratory Corp. of America Holdings (A)	24	3,107
Managed Health Care – 2.0%		
Anthem, Inc.	33	4,354
UnitedHealth Group, Inc.	21	2,990
		7,344
Pharmaceuticals – 5.9%		
Allergan plc (A)	18	4,206
Johnson & Johnson	46	5,636
Shire Pharmaceuticals Group plc ADR	37	6,776
Teva Pharmaceutical Industries Ltd. ADR	105	5,297
		21,915
Total Health Care – 11.1%		40,950
Industrials		
Industrial Conglomerates – 1.1%		
General Electric Co.	123	3,859
Railroads – 1.1%		
Union Pacific Corp.	48	4,205
Total Industrials – 2.2%		8,064
Information Technology		
Application Software – 1.1%		
Autodesk, Inc. (A)	72	3,895
Communications Equipment – 1.1%		
Harris Corp.	50	4,162
Data Processing & Outsourced Services – 0.8%		
FleetCor Technologies, Inc. (A)	21	3,059
IT Consulting & Other Services – 1.2%		
Cognizant Technology Solutions Corp., Class A (A)	79	$ 4,502
Semiconductor Equipment – 1.1%		
Applied Materials, Inc.	166	3,982
Semiconductors – 3.1%		
Broadcom Corp., Class A	34	5,292
Microchip Technology, Inc.	61	3,079
Texas Instruments, Inc.	51	3,186
		11,557
Systems Software – 0.9%		
Symantec Corp.	155	3,180
Technology Hardware, Storage & Peripherals – 0.5%		
Apple, Inc.	19	1,773
Total Information Technology – 9.8%		36,110
Materials		
Diversified Chemicals – 1.4%		
PPG Industries, Inc.	48	5,010
Paper Packaging – 0.1%		
WestRock Co.	9	355
Paper Products – 0.4%		
International Paper Co.	36	1,536
Total Materials – 1.9%		6,901
TOTAL COMMON STOCKS – 47.4%		$175,121
(Cost: $155,590)		

PREFERRED STOCKS		
Energy		
Oil & Gas Exploration & Production – 0.6%		
Hess Corp., 8.000%, Convertible	27	2,028
Total Energy – 0.6%		2,028
Financials		
Diversified Banks – 0.1%		
First Republic Bank, Series G, 5.500%	15	393
Other Diversified Financial Services – 0.4%		
Citigroup, Inc., 6.300%	48	1,282
Total Financials – 0.5%		1,675

SCHEDULE OF INVESTMENTS BALANCED *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

PREFERRED STOCKS (Continued)	Shares	Value
Health Care		
Pharmaceuticals – 2.5%		
Allergan plc, Convertible Series A, 5.500%	6	$ 5,335
Teva Pharmaceutical Industries Ltd., Convertible, 7.000%	5	4,050
		9,385
Total Health Care – 2.5%		9,385
Industrials		
Environmental & Facilities Services – 0.7%		
Stericycle, Inc., 5.250%	33	2,745
Total Industrials – 0.7%		2,745
Materials		
Commodity Chemicals – 0.5%		
A. Schulman, Inc., Convertible, 6.000%	3	1,923
Total Materials – 0.5%		1,923
Telecommunication Services		
Integrated Telecommunication Services – 0.5%		
Frontier Communications Corp., Convertible Series A, 11.125%	21	1,953
Total Telecommunication Services – 0.5%		1,953
TOTAL PREFERRED STOCKS – 5.3%		$19,709
(Cost: $21,643)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
S&P 500 Index, Put $2,000.00, Expires 7-1-16	265	3
TOTAL PURCHASED OPTIONS – 0.0%		$ 3
(Cost: $708)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Auto Parts & Equipment – 0.1%		
Delphi Corp., 5.000%, 2-15-23	$200	212
Automobile Manufacturers – 0.2%		
General Motors Co., 6.600%, 4-1-36	790	906
Automotive Retail – 0.1%		
AutoZone, Inc., 3.125%, 4-21-26	350	359

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting – 0.0%		
Discovery Communications LLC, 3.300%, 5-15-22	$ 200	$ 202
Cable & Satellite – 0.9%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.150%, 3-1-26	642	683
Pearson Funding Five plc, 3.250%, 5-8-23 (C)	300	293
Time Warner, Inc. (GTD by Historic TW, Inc.), 2.950%, 7-15-26	1,050	1,059
Viacom, Inc.:		
2.500%, 9-1-18	100	101
2.200%, 4-1-19	600	603
2.750%, 12-15-19	500	507
		3,246
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7-15-17	100	103
1.875%, 4-15-18	250	253
		356
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	500	493
Hotels, Resorts & Cruise Lines – 0.1%		
Hyatt Hotels Corp., 3.375%, 7-15-23	200	202
Housewares & Specialties – 0.2%		
Newell Rubbermaid, Inc., 4.200%, 4-1-26	810	879
Internet Retail – 0.1%		
Amazon.com, Inc., 2.600%, 12-5-19	450	469
Publishing – 0.1%		
Thomson Reuters Corp., 3.350%, 5-15-26	245	251
Specialty Stores – 0.2%		
GNC Holdings, Inc., Convertible, 1.500%, 8-15-20 (C)	750	620
Total Consumer Discretionary – 2.2%		8,195
Consumer Staples		
Brewers – 0.4%		
Anheuser-Busch InBev S.A./N.V., 2.650%, 2-1-21	800	829
Molson Coors Brewing Co., 3.000%, 7-15-26	175	175
SABMiller Holdings, Inc., 2.200%, 8-1-18 (C)	500	508
		1,512

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Distillers & Vintners – 0.1%		
Beam, Inc., 1.750%, 6-15-18	$ 250	$ 252
Drug Retail – 0.4%		
CVS Health Corp.:		
2.800%, 7-20-20	635	661
2.875%, 6-1-26	490	501
Walgreens Boots Alliance, Inc., 2.700%, 11-18-19	300	310
		1,472
Food Distributors – 0.1%		
Campbell Soup Co., 2.500%, 8-2-22	300	305
ConAgra Foods, Inc., 1.900%, 1-25-18	200	201
		506
Household Products – 0.1%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	250	258
Packaged Foods & Meats – 0.0%		
Mead Johnson Nutrition Co., 3.000%, 11-15-20	200	209
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8-15-22	300	309
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15-20 (C)	600	622
Total Consumer Staples – 1.4%		5,140
Energy		
Integrated Oil & Gas – 0.2%		
Chevron Corp., 2.954%, 5-16-26	700	723
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C)	1,500	1,440
Newpark Resources, Inc., Convertible, 4.000%, 10-1-17	200	185
Schlumberger Holding Corp., 2.350%, 12-21-18 (C)	500	510
		2,135
Oil & Gas Exploration & Production – 0.6%		
BP Capital Markets plc (GTD by BP plc):		
2.241%, 9-26-18	400	408
2.315%, 2-13-20	500	512
Devon Energy Corp., 2.250%, 12-15-18	500	497

SCHEDULE OF INVESTMENTS
BALANCED *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Occidental Petroleum Corp., 2.600%, 4-15-22	$ 400	$ 410
ONEOK Partners L.P., 3.200%, 9-15-18	500	506
		2,333
Oil & Gas Storage & Transportation – 0.9%		
Buckeye Partners L.P., 2.650%, 11-15-18	400	403
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9-1-19	1,708	980
Kinder Morgan Energy Partners L.P., 2.650%, 2-1-19	500	500
Plains All American Pipeline L.P. and PAA Finance Corp., 4.650%, 10-15-25	500	505
Williams Partners L.P., 3.600%, 3-15-22	1,000	946
		3,334
Total Energy – 2.3%		8,525
Financials		
Asset Management & Custody Banks – 0.9%		
Ares Capital Corp.:		
4.875%, 11-30-18	1,200	1,255
3.875%, 1-15-20	1,950	2,017
		3,272
Consumer Finance – 1.2%		
American Express Co., 4.900%, 12-29-49	800	761
Capital One Bank USA N.A.:		
2.150%, 11-21-18	500	504
2.250%, 2-13-19	500	506
Capital One N.A., 2.400%, 9-5-19	650	661
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.700%, 5-9-23	175	176
Hyundai Capital America, 2.875%, 8-9-18 (C)	250	256
SLM Corp., 4.875%, 6-17-19	500	483
Total System Services, Inc., 2.375%, 6-1-18	1,100	1,108
		4,455
Diversified Banks – 6.8%		
ABN AMRO Bank N.V., 2.500%, 10-30-18 (C)	800	819
Australia & New Zealand Banking Group Ltd., 4.400%, 5-19-26 (C)	1,050	1,077

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Bank of America Corp.:		
2.000%, 1-11-18	$ 400	$ 403
8.000%, 7-29-49	1,452	1,443
Bank of New York Mellon Corp. (The), 2.100%, 1-15-19	500	511
Bank of Nova Scotia (The):		
1.450%, 4-25-18	500	502
2.050%, 10-30-18	200	203
Barclays plc, 5.200%, 5-12-26	700	707
BB&T Corp., 2.050%, 5-10-21	875	888
BNP Paribas S.A., 2.450%, 3-17-19	900	919
Commonwealth Bank of Australia, 2.250%, 3-13-19	700	715
DBS Group Holdings Ltd., 2.246%, 7-16-19 (C)	1,000	1,015
HSBC Holdings plc, 3.400%, 3-8-21	625	644
ING Bank N.V.:		
2.500%, 10-1-19 (C)	1,100	1,122
2.450%, 3-16-20 (C)	800	816
2.750%, 3-22-21 (C)	1,400	1,447
KeyBank N.A., 2.500%, 12-15-19	500	513
Lloyds Bank plc (GTD by Lloyds Banking Group plc), 2.350%, 9-5-19	600	604
Mizuho Bank Ltd., 2.650%, 9-25-19 (C)	1,300	1,336
National Australia Bank Ltd., 2.400%, 12-9-19 (C)	1,250	1,283
Rabobank Capital Funding Trust III (GTD by Rabobank Nederland), 5.254%, 12-29-49 (C)	1,500	1,494
Royal Bank of Canada, 2.350%, 10-30-20	500	514
Royal Bank of Scotland Group plc (The), 7.640%, 3-29-49	800	760
Skandinaviska Enskilda Banken AB, 2.375%, 3-25-19 (C)	500	509
Societe Generale S.A.:		
4.250%, 4-14-25 (C)	500	495
5.922%, 4-29-49 (C)	1,000	1,008
Standard Chartered plc, 2.250%, 4-17-20 (C)	1,400	1,381
Sumitomo Mitsui Banking Corp., 2.450%, 1-16-20	600	613
U.S. Bancorp, 3.100%, 4-27-26	420	437
Westpac Banking Corp., 2.250%, 7-30-18	1,000	1,019
		25,197

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 1.1%		
BGC Partners, Inc., 5.375%, 12-9-19	$ 500	$ 526
Charles Schwab Corp. (The), 2.200%, 7-25-18	300	305
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3-26-20	500	494
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	450	462
2.625%, 1-31-19	500	512
2.600%, 4-23-20	400	407
Morgan Stanley:		
2.125%, 4-25-18	500	505
2.650%, 1-27-20	850	864
		4,075
Life & Health Insurance – 0.9%		
AIA Group Ltd., 2.250%, 3-11-19 (C)	800	811
Citizens Financial Group, Inc., 3.750%, 7-1-24	1,568	1,575
New York Life Global Funding:		
1.550%, 11-2-18 (C)	350	353
2.000%, 4-13-21 (C)	600	608
		3,347
Multi-Line Insurance – 0.4%		
American International Group, Inc., 2.300%, 7-16-19	300	305
Aon plc (GTD by Aon Corp.), 2.800%, 3-15-21	500	514
Loews Corp., 3.750%, 4-1-26	643	682
		1,501
Other Diversified Financial Services – 2.1%		
Citigroup, Inc.:		
3.875%, 2-19-19	500	502
5.800%, 11-29-49	1,400	1,353
5.950%, 12-29-49	1,400	1,368
Daimler Finance North America LLC, 2.375%, 8-1-18 (C)	150	153
Fidelity National Financial, Inc., 6.600%, 5-15-17	300	313
Fidelity National Information Services, Inc.:		
2.000%, 4-15-18	250	251
2.850%, 10-15-18	300	308
Fifth Street Finance Corp., 4.875%, 3-1-19	1,300	1,284
JPMorgan Chase & Co., 7.900%, 4-29-49	500	510
Moody's Corp., 2.750%, 7-15-19	250	258
PennantPark Investment Corp., 4.500%, 10-1-19	1,000	998
Total Capital, 2.125%, 8-10-18	300	306
		7,604

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corp.,		
2.200%, 3-15-21	$ 250	$ 258
Hanover Insurance Group, Inc. (The),		
4.500%, 4-15-26	560	578
		836
Regional Banks – 0.6%		
PNC Bank N.A.:		
2.200%, 1-28-19	750	765
3.250%, 6-1-25	700	744
SunTrust Banks, Inc.:		
2.350%, 11-1-18	500	509
5.625%, 12-29-49	400	402
		2,420
Specialized Finance – 0.3%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
5.450%, 6-15-23 (C)	945	980
Intercontinental Exchange, Inc.,		
2.500%, 10-15-18	100	102
		1,082
Specialized REITs – 0.2%		
Crown Castle International Corp.:		
5.250%, 1-15-23	200	225
3.700%, 6-15-26	350	360
		585
Total Financials – 14.7%		**54,374**
Health Care		
Biotechnology – 0.5%		
Amgen, Inc.:		
2.200%, 5-22-19	1,000	1,026
2.125%, 5-1-20	1,000	1,016
		2,042
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc.,		
2.700%, 4-1-20	350	354
Health Care Facilities – 0.6%		
Surgery Center Holdings, Inc.,		
8.875%, 4-15-21 (C)	2,000	2,055
Health Care Services – 0.3%		
Quest Diagnostics, Inc.:		
2.500%, 3-30-20	500	504
3.450%, 6-1-26	780	807
		1,311
Health Care Supplies – 0.3%		
C.R. Bard, Inc.,		
1.375%, 1-15-18	500	502
Cardinal Health, Inc.,		
2.400%, 11-15-19	700	717
		1,219

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Managed Health Care – 0.5%		
Aetna, Inc.,		
2.200%, 3-15-19	$ 400	$ 407
UnitedHealth Group, Inc.,		
2.700%, 7-15-20	300	312
WellPoint, Inc.,		
1.875%, 1-15-18	1,000	1,006
		1,725
Pharmaceuticals – 0.8%		
AbbVie, Inc.,		
3.200%, 5-14-26	490	496
Forest Laboratories, Inc.,		
5.000%, 12-15-21 (C)	1,258	1,408
Perrigo Co. Ltd.,		
2.300%, 11-8-18	945	953
		2,857
Total Health Care – 3.1%		**11,563**
Industrials		
Aerospace & Defense – 0.8%		
BAE Systems Holdings, Inc.,		
2.850%, 12-15-20 (C)	400	409
Huntington Ingalls Industries, Inc.,		
5.000%, 11-15-25 (C)	1,545	1,632
Northrop Grumman Corp.,		
1.750%, 6-1-18	250	252
TransDigm, Inc. (GTD by TransDigm Group, Inc.),		
6.000%, 7-15-22	470	472
		2,765
Airlines – 0.1%		
Southwest Airlines Co.,		
2.650%, 11-5-20	375	387
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5-15-20 (C)	291	291
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	100	102
2.350%, 2-26-19	400	404
		506
Total Industrials – 1.1%		**3,949**
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fiserv, Inc.,		
2.700%, 6-1-20	300	310
Electronic Equipment & Instruments – 0.1%		
FLIR Systems, Inc.,		
3.125%, 6-15-21	350	360

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Semiconductor Equipment – 0.2%		
Lam Research Corp.,		
3.450%, 6-15-23	$ 490	$ 506
Semiconductors – 1.3%		
Micron Technology, Inc.,		
5.500%, 2-1-25	1,426	1,212
Micron Technology, Inc., Convertible,		
3.000%, 11-15-43	4,750	3,628
		4,840
Systems Software – 0.3%		
CA, Inc.,		
2.875%, 8-15-18	150	153
Oracle Corp.,		
2.250%, 10-8-19	1,000	1,032
		1,185
Total Information Technology – 2.0%		**7,201**
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (C)	2,060	1,833
Diversified Chemicals – 0.1%		
Solvay Finance (America) LLC (GTD by Solvay S.A.),		
3.400%, 12-3-20 (C)	250	262
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4-15-21 (C)	500	473
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co.,		
2.125%, 7-15-19	300	303
Industrial Gases – 0.0%		
Praxair, Inc.,		
3.000%, 9-1-21	100	107
Metal & Glass Containers – 0.0%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC,		
7.125%, 5-1-18 (C)	98	101
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.),		
3.000%, 12-1-19	150	152
RPM International, Inc.,		
3.450%, 11-15-22	250	255
		407
Total Materials – 0.9%		**3,486**

BALANCED *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
AT&T, Inc.:		
2.300%, 3-11-19	$2,050	$ 2,094
4.125%, 2-17-26	980	1,053
Verizon Communications, Inc., 2.625%, 2-21-20	107	111
		3,258
Wireless Telecommunication Service – 0.2%		
American Tower Corp.:		
4.700%, 3-15-22	195	215
3.375%, 10-15-26	455	458
Virgin Media Finance plc, 4.875%, 2-15-22	200	167
		840
Total Telecommunication Services – 1.1%		4,098
Utilities		
Electric Utilities – 0.7%		
Electricite de France S.A., 2.150%, 1-22-19 (C)	500	510
Entergy Texas, Inc., 2.550%, 6-1-21	325	336
Exelon Corp., 2.450%, 4-15-21	480	487
Georgia Power Co., 2.400%, 4-1-21	250	259
PPL Energy Supply LLC, 4.600%, 12-15-21	100	73
Southern Co. (The), 2.950%, 7-1-23	700	726
		2,391
Gas Utilities – 0.1%		
Sempra Energy, 2.400%, 3-15-20	500	510
Multi-Utilities – 0.1%		
Dominion Resources, Inc., 2.500%, 12-1-19	500	511
Renewable Electricity – 0.4%		
Canadian Solar, Inc., Convertible, 4.250%, 2-15-19	1,500	1,276
Total Utilities – 1.3%		4,688
TOTAL CORPORATE DEBT SECURITIES – 30.1%		$111,219
(Cost: $110,766)		

LOANS (D)	Principal	Value
Financials		
Other Diversified Financial Services – 0.3%		
WP Mustang Holdings LLC, 10.000%, 5-29-22	$1,246	$ 1,237
Total Financials – 0.3%		1,237
Industrials		
Industrial Machinery – 0.2%		
Dynacast International LLC, 9.500%, 1-30-23	800	764
Total Industrials – 0.2%		764
TOTAL LOANS – 0.5%		$2,001
(Cost: $2,032)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.4%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	19	20
5.000%, 1-1-18	10	10
5.000%, 5-1-18	8	8
4.500%, 7-1-18	177	181
6.500%, 10-1-28	101	117
6.500%, 2-1-29	51	59
7.500%, 4-1-31	62	71
7.000%, 7-1-31	64	77
7.000%, 9-1-31	125	149
6.500%, 2-1-32	261	308
7.000%, 2-1-32	161	193
7.000%, 3-1-32	61	75
7.000%, 7-1-32	96	112
5.500%, 5-1-33	68	77
5.500%, 6-1-33	65	73
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1997-A, Class 3-A, 8.293%, 12-15-26	43	52
		1,582
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.4%		$1,582
(Cost: $1,390)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 13.9%		
BorgWarner, Inc., 0.700%, 7-6-16	$10,000	$ 9,999
Campbell Soup Co., 0.750%, 7-21-16	5,000	4,998
CVS Health Corp., 0.630%, 7-1-16	5,000	5,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.380%, 7-12-16	5,000	4,999
J.M. Smucker Co. (The), 0.620%, 7-6-16	5,000	4,999
Kroger Co. (The), 0.650%, 7-6-16	4,380	4,380
Northern Illinois Gas Co., 0.420%, 7-1-16	5,941	5,941
Novartis Finance Corp. (GTD by Novartis AG), 0.380%, 7-27-16	6,000	5,998
Wisconsin Gas LLC, 0.470%, 7-7-16	5,000	4,999
		51,313
Master Note – 1.0%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (F)	3,729	3,729
United States Government Agency Obligations – 0.5%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.420%, 7-7-16 (F)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 15.4%		$ 57,042
(Cost: $57,044)		
TOTAL INVESTMENT SECURITIES – 99.1%		$366,677
(Cost: $349,173)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		3,196
NET ASSETS – 100.0%		$369,873

JUNE 30, 2016 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $5,596 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $29,930 or 8.1% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016.

(E) Rate shown is the yield to maturity at June 30, 2016.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
S&P 500 Index	N/A	Put	265	July 2016	$1,800.00	$105	$(1)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 175,121	$ —	$ —
Preferred Stocks	17,786	1,923	—
Purchased Options	3	—	—
Corporate Debt Securities	—	111,219	—
Loans	—	1,237	764
United States Government Agency Obligations	—	1,582	—
Short-Term Securities	—	57,042	—
Total	$192,910	$173,003	$764
Liabilities			
Written Options	$ 1	$ —	$ —

During the period ended June 30, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Bonds	97.1%
Corporate Debt Securities	64.8%
United States Government and Government Agency Obligations	25.7%
Municipal Bonds – Taxable	3.7%
Asset-Backed Securities	1.5%
Other Government Securities	1.2%
Mortgage-Backed Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Quality Weightings

Investment Grade	87.3%
AAA	1.7%
AA	26.8%
A	21.8%
BBB	37.0%
Non-Investment Grade	9.8%
BB	3.1%
Below CCC	0.2%
Non-rated	6.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust Series 2015-2, Class AA, 3.750%, 12-15-27 (A)	$1,000	$ 1,047
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	1,000	1,034
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1-15-28	1,000	1,057
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7-7-28	1,000	1,018
TOTAL ASSET-BACKED SECURITIES – 1.5%		**$4,156**

(Cost: $4,000)

CORPORATE DEBT SECURITIES		
Consumer Discretionary		
Advertising – 0.4%		
Omnicom Group, Inc., 3.600%, 4-15-26	1,000	1,054
Automobile Manufacturers – 0.4%		
BMW U.S. Capital LLC, 2.800%, 4-11-26 (A)	1,000	1,026
Cable & Satellite – 1.4%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
3.800%, 3-15-22	1,619	1,725
3.950%, 1-15-25	815	862
Time Warner, Inc. (GTD by Historic TW, Inc.), 2.950%, 7-15-26	1,500	1,512
		4,099
Footwear – 0.8%		
NIKE, Inc., 3.875%, 11-1-45	2,000	2,219
Homebuilding – 0.5%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	1,555	1,532
Hotels, Resorts & Cruise Lines – 0.4%		
Marriott International, Inc., Series R, 3.125%, 6-15-26	1,000	1,012
Housewares & Specialties – 0.4%		
Newell Rubbermaid, Inc., 4.200%, 4-1-26	1,000	1,085
Internet Retail – 0.1%		
Amazon.com, Inc., 4.800%, 12-5-34	370	435

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.8%		
Walt Disney Co. (The), 4.125%, 6-1-44	$2,000	$ 2,273
Publishing – 0.2%		
Thomson Reuters Corp., 3.350%, 5-15-26	500	511
Total Consumer Discretionary – 5.4%		**15,246**
Consumer Staples		
Brewers – 0.4%		
Molson Coors Brewing Co.:		
3.000%, 7-15-26	500	500
4.200%, 7-15-46	500	502
		1,002
Drug Retail – 0.2%		
CVS Health Corp., 2.800%, 7-20-20	75	78
Walgreens Boots Alliance, Inc., 3.100%, 6-1-23	500	508
		586
Food Distributors – 0.4%		
Sysco Corp., 3.300%, 7-15-26	1,000	1,038
Food Retail – 0.9%		
Kroger Co. (The), 6.800%, 12-15-18	2,245	2,526
Household Products – 1.1%		
Kimberly-Clark Corp., 2.750%, 2-15-26	1,000	1,050
Procter & Gamble Co. (The), 2.700%, 2-2-26	2,000	2,118
		3,168
Packaged Foods & Meats – 1.7%		
General Mills, Inc., 1.400%, 10-20-17	700	704
Kraft Heinz Foods Co.:		
3.000%, 6-1-26 (A)	1,000	1,011
4.375%, 6-1-46 (A)	2,000	2,117
Mead Johnson Nutrition Co., 4.125%, 11-15-25	1,000	1,091
		4,923
Soft Drinks – 1.1%		
Coca-Cola Co. (The), 2.875%, 10-27-25	2,000	2,120
PepsiCo, Inc., 2.850%, 2-24-26	1,000	1,046
		3,166
Total Consumer Staples – 5.8%		**16,409**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Oil & Gas Equipment & Services – 0.8%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	$2,000	$ 2,240
Oil & Gas Exploration & Production – 2.0%		
BP Capital Markets plc (GTD by BP plc), 1.674%, 2-13-18	500	504
ConocoPhillips Co. (GTD by ConocoPhillips), 4.150%, 11-15-34	850	858
EQT Corp., 8.125%, 6-1-19	3,494	3,849
Occidental Petroleum Corp., 3.400%, 4-15-26	500	527
		5,738
Oil & Gas Storage & Transportation – 2.0%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4-1-21	984	1,022
Plains All American Pipeline L.P. and PAA Finance Corp., 3.600%, 11-1-24	1,031	969
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	1,500	1,581
Tennessee Gas Pipeline Co., 7.000%, 3-15-27	2,000	2,137
		5,709
Total Energy – 4.8%		**13,687**
Financials		
Asset Management & Custody Banks – 2.1%		
Ares Capital Corp., 3.875%, 1-15-20	2,780	2,876
Legg Mason, Inc., 4.750%, 3-15-26	2,000	2,110
State Street Corp., 2.650%, 5-19-26	1,000	1,021
		6,007
Consumer Finance – 2.3%		
American Express Credit Corp., 1.875%, 11-5-18	1,000	1,011
Capital One Financial Corp., 4.200%, 10-29-25	1,500	1,543
Discover Financial Services, 3.950%, 11-6-24	1,500	1,538
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.500%, 7-10-19	800	828
4.200%, 3-1-21	1,000	1,046
3.200%, 7-6-21	500	501
		6,467

SCHEDULE OF INVESTMENTS BOND *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 5.1%		
Bank of America Corp.:		
6.000%, 9-1-17	$1,000	$ 1,051
2.625%, 4-19-21	1,000	1,015
4.200%, 8-26-24	500	517
3.875%, 8-1-25	500	532
Bank of Nova Scotia (The), 1.250%, 4-11-17	1,000	1,002
BB&T Corp., 2.050%, 5-10-21	3,000	3,044
Fifth Third Bank N.A., 2.250%, 6-14-21	500	508
Huntington Bancshares, Inc., 3.150%, 3-14-21	2,500	2,590
U.S. Bancorp, 3.100%, 4-27-26	1,000	1,041
U.S. Bank N.A., 1.350%, 1-26-18	2,000	2,007
Wells Fargo & Co., 4.400%, 6-14-46	1,000	1,016
		14,323
Health Care REITs – 0.5%		
Health Care REIT, Inc., 4.000%, 6-1-25	1,300	1,367
Industrial REITs – 0.2%		
Aircastle Ltd., 5.500%, 2-15-22	598	622
Investment Banking & Brokerage – 3.3%		
Credit Suisse Group Funding (Guernsey) Ltd., 3.125%, 12-10-20 (A)	1,500	1,498
Goldman Sachs Group, Inc. (The):		
2.625%, 4-25-21	1,500	1,521
4.250%, 10-21-25	2,500	2,587
3.750%, 2-25-26	1,000	1,049
Morgan Stanley, 3.875%, 1-27-26	2,500	2,662
		9,317
Life & Health Insurance – 0.4%		
Principal Life Global Funding II, 3.000%, 4-18-26 (A)	1,000	1,020
Multi-Line Insurance – 0.5%		
American International Group, Inc.:		
3.300%, 3-1-21	1,000	1,042
3.900%, 4-1-26	500	516
		1,558
Other Diversified Financial Services – 4.7%		
Citigroup, Inc.:		
2.700%, 3-30-21	1,000	1,019
4.450%, 9-29-27	3,000	3,084
JPMorgan Chase & Co.:		
2.000%, 8-15-17	1,000	1,010
2.700%, 5-18-23	2,000	2,021
4.950%, 6-1-45	1,000	1,099

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
TIAA Asset Management Finance Co. LLC, 4.125%, 11-1-24 (A)	$2,400	$ 2,522
USAA Capital Corp., 2.450%, 8-1-20 (A)	2,360	2,439
		13,194
Property & Casualty Insurance – 0.6%		
Berkshire Hathaway, Inc., 3.125%, 3-15-26	1,500	1,574
Regional Banks – 0.5%		
PNC Bank N.A.:		
2.450%, 11-5-20	264	271
3.300%, 10-30-24	1,000	1,072
		1,343
Specialized Finance – 0.5%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6-15-21 (A)	500	514
5.450%, 6-15-23 (A)	500	519
8.100%, 7-15-36 (A)	500	539
		1,572
Specialized REITs – 0.4%		
Crown Castle International Corp., 5.250%, 1-15-23	1,027	1,152
Total Financials – 21.1%		59,516
Health Care		
Biotechnology – 0.7%		
Amgen, Inc., 1.250%, 5-22-17	1,955	1,958
Health Care Services – 0.5%		
Quest Diagnostics, Inc., 3.450%, 6-1-26	1,500	1,551
Health Care Supplies – 1.1%		
Express Scripts Holding Co., 3.000%, 7-15-23	1,000	1,001
Medtronic, Inc., 4.375%, 3-15-35	1,752	1,976
		2,977
Pharmaceuticals – 0.9%		
AbbVie, Inc., 4.500%, 5-14-35	1,400	1,460
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc), 3.500%, 3-15-21	1,000	1,035
		2,495
Total Health Care – 3.2%		8,981

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Aerospace & Defense – 1.3%		
BAE Systems Finance, Inc., 7.500%, 7-1-27 (A)	$1,522	$ 2,077
BAE Systems Holdings, Inc., 4.750%, 10-7-44 (A)	1,000	1,092
Boeing Co. (The), 1.650%, 10-30-20	500	506
		3,675
Air Freight & Logistics – 0.8%		
FedEx Corp.:		
3.250%, 4-1-26	1,000	1,042
4.750%, 11-15-45	1,000	1,115
		2,157
Airlines – 1.2%		
Norwegian Air Shuttle 2016-1, Class A, 4.875%, 5-10-28 (A)	1,000	1,004
Southwest Airlines Co., 5.125%, 3-1-17	1,180	1,212
Sydney Airport Finance, 3.625%, 4-28-26 (A)	1,000	1,032
		3,248
Building Products – 0.8%		
WESCO Distribution, Inc. (GTD by WESCO International, Inc.), 5.375%, 12-15-21	2,375	2,393
Environmental & Facilities Services – 1.0%		
Republic Services, Inc., 3.800%, 5-15-18	1,000	1,046
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
2.400%, 5-15-23	1,000	1,015
7.100%, 8-1-26	565	759
		2,820
Industrial Conglomerates – 0.4%		
Fortive Corp. (GTD by Danaher Corp.), 3.150%, 6-15-26 (A)	1,000	1,029
Railroads – 0.4%		
Burlington Northern Santa Fe LLC, 3.400%, 9-1-24	1,000	1,091
Trading Companies & Distributors – 0.7%		
HD Supply, Inc., 5.250%, 12-15-21 (A)	2,007	2,104
Total Industrials – 6.6%		18,517

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Information Technology		
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corp.,		
5.250%, 12-1-17 (A)	$4,500	$ 4,556
Visa, Inc.:		
2.800%, 12-14-22	1,000	1,055
3.150%, 12-14-25	1,500	1,605
		7,216
Electronic Equipment & Instruments – 0.4%		
FLIR Systems, Inc.,		
3.125%, 6-15-21	1,000	1,028
Internet Software & Services – 1.1%		
Alphabet, Inc.,		
3.375%, 2-25-24	2,950	3,241
Semiconductors – 0.6%		
Intel Corp.,		
3.100%, 7-29-22	1,000	1,071
Micron Technology, Inc.,		
7.500%, 9-15-23 (A)	713	762
		1,833
Systems Software – 1.2%		
CA, Inc.,		
5.375%, 12-1-19	1,080	1,187
Microsoft Corp.,		
2.650%, 11-3-22	2,000	2,090
		3,277
Total Information Technology – 5.9%		16,595
Materials		
Diversified Metals & Mining – 0.3%		
Glencore Funding LLC,		
3.125%, 4-29-19 (A)	1,000	975
Paper Packaging – 0.4%		
Amcor Finance USA, Inc.,		
3.625%, 4-28-26 (A)	1,000	1,028
Specialty Chemicals – 0.7%		
Methanex Corp.,		
5.250%, 3-1-22	1,904	1,949
Total Materials – 1.4%		3,952
Telecommunication Services		
Integrated Telecommunication Services – 4.2%		
AT&T, Inc.:		
3.600%, 2-17-23	1,000	1,047
4.125%, 2-17-26	1,000	1,074
5.650%, 2-15-47	1,000	1,144
Telefonos de Mexico S.A.B de C.V. (GTD by America Movil S.A.B. de C.V.),		
5.500%, 11-15-19	3,500	3,912
Verizon Communications, Inc.,		
5.150%, 9-15-23	4,000	4,660
		11,837

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service – 1.3%		
American Tower Corp.:		
4.400%, 2-15-26	$1,000	$ 1,086
3.375%, 10-15-26	1,500	1,509
Crown Castle Towers LLC,		
3.663%, 5-15-25 (A)	1,000	1,034
		3,629
Total Telecommunication Services – 5.5%		15,466
Utilities		
Electric Utilities – 1.8%		
Commonwealth Edison Co.,		
3.650%, 6-15-46	500	512
Edison International,		
2.950%, 3-15-23	2,000	2,050
Kansas City Power & Light Co.,		
6.375%, 3-1-18	1,500	1,615
Sierra Pacific Power Co.,		
2.600%, 5-1-26 (A)	1,000	1,018
		5,195
Multi-Utilities – 2.5%		
Duke Energy Carolinas LLC,		
3.750%, 6-1-45	3,000	3,170
Duke Energy Indiana LLC,		
3.750%, 5-15-46	1,000	1,039
NorthWestern Corp.,		
6.340%, 4-1-19	2,400	2,705
		6,914
Water Utilities – 0.8%		
California Water Service Co.,		
5.875%, 5-1-19	2,000	2,231
Total Utilities – 5.1%		14,340
TOTAL CORPORATE DEBT SECURITIES – 64.8%		$182,709

(Cost: $175,983)

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.2%		
MASTR Adjustable Rate Mortgage Trust 2005-1,		
2.759%, 3-25-35 (B)	1,380	434
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1,		
2.760%, 2-25-34 (B)	214	14
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC,		
2.708%, 3-25-34 (B)	396	19
		467
TOTAL MORTGAGE-BACKED SECURITIES – 0.2%		$ 467

(Cost: $1,988)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Massachusetts – 0.9%		
Cmnwlth of MA, Fed Hwy Grant Anticipation Notes (Accelerated Bridge Prog), Ser 2010A,		
4.285%, 12-15-18	$2,500	$ 2,697
New York – 1.7%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009,		
11.000%, 3-1-29 (A)	3,600	4,851
Ohio – 0.8%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A,		
3.798%, 12-1-46	2,000	2,186
Pennsylvania – 0.3%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds),		
4.750%, 7-15-22	750	836
TOTAL MUNICIPAL BONDS – TAXABLE – 3.7%		$10,570

(Cost: $8,951)

OTHER GOVERNMENT SECURITIES (C)

	Principal	Value
Canada – 1.2%		
Province de Quebec,		
7.140%, 2-27-26	2,500	3,441
TOTAL OTHER GOVERNMENT SECURITIES – 1.2%		$ 3,441

(Cost: $2,787)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 23.7%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6-15-26	4,082	4,445
4.000%, 11-15-36	862	913
4.500%, 9-15-37	216	217
4.500%, 8-15-39	755	784
5.045%, 7-25-44 (A)(B)	2,200	2,298
4.490%, 12-25-44 (A)(B)	5,000	5,440
4.400%, 1-25-45 (A)(B)	3,000	3,251
4.005%, 5-25-45 (A)(B)	1,000	1,062
3.782%, 10-25-45 (A)(B)	2,000	2,087
3.623%, 11-25-45 (A)(B)	2,500	2,588
4.595%, 11-25-46 (A)(B)	2,055	2,261
4.436%, 7-25-48 (A)(B)	2,350	2,407
4.572%, 12-25-48 (A)(B)	1,000	1,081
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.000%, 8-1-28	3,752	3,941
3.500%, 10-1-28	4,255	4,513
3.000%, 1-1-33	727	769

JUNE 30, 2016 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
2.717%, 2-25-22	$ 780	$ 824
2.640%, 6-1-22	1,474	1,551
3.000%, 2-25-25	3,213	3,395
2.390%, 6-1-25	1,371	1,424
5.500%, 11-25-36 (D)	1,053	184
4.500%, 6-25-40	483	520
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.514%, 12-1-19	7,083	7,744
5.500%, 10-1-21	791	841
2.759%, 4-1-22	1,611	1,703
6.000%, 7-1-22	622	684
6.000%, 9-1-22	1,024	1,125
2.703%, 4-1-23	692	731
3.000%, 7-1-28	3,513	3,689
5.500%, 2-1-35	741	854
Government National Mortgage Association Agency REMIC/CMO:		
2.000%, 3-16-42	3,573	3,582

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
0.009%, 6-17-45 (B)(D)	$ 27	$ —*
		66,908
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 23.7%		**$66,908**
(Cost: $66,214)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 2.0%		
U.S. Treasury Bonds:		
3.000%, 11-15-44	2,744	3,158
2.500%, 5-15-46	500	521
U.S. Treasury Notes:		
1.625%, 2-15-26	1,000	1,012
1.625%, 5-15-26	1,000	1,013
		5,704
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.0%		**$ 5,704**
(Cost: $5,543)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(E) – 0.8%		
St. Jude Medical, Inc.,		
0.650%, 7-1-16	$2,135	$ 2,135
Master Note – 1.3%		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (F)	3,672	3,672
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 5,807**
(Cost: $5,807)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$279,762**
(Cost: $271,273)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**2,160**
NET ASSETS – 100.0%		**$281,922**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $59,289 or 21.0% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016.

(C) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Rate shown is the yield to maturity at June 30, 2016.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$—	$ 4,156	$—
Corporate Debt Securities	—	182,709	—
Mortgage-Backed Securities	—	467	—
Municipal Bonds	—	10,570	—
Other Government Securities	—	3,441	—
United States Government Agency Obligations	—	66,908	—
United States Government Obligations	—	5,704	—
Short-Term Securities	—	5,807	—
Total	$—	$279,762	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REITS = Real Estate Investment Trusts
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	98.1%
Information Technology	20.1%
Health Care	15.8%
Consumer Staples	14.9%
Consumer Discretionary	13.5%
Energy	11.5%
Industrials	8.3%
Telecommunication Services	5.8%
Financials	5.1%
Materials	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.9%

Top 10 Equity Holdings

Company	Sector	Industry
Halliburton Co.	Energy	Oil & Gas Equipment & Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Microsoft Corp.	Information Technology	Systems Software
American Tower Corp., Class A	Telecommunication Services	Wireless Telecommunication Service
Kraft Foods Group, Inc.	Consumer Staples	Packaged Foods & Meats
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Adobe Systems, Inc.	Information Technology	Application Software
Amazon.com, Inc.	Consumer Discretionary	Internet Retail

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CORE EQUITY *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 1.3%		
Magna International, Inc.	165	$ 5,783
Cable & Satellite – 2.6%		
Comcast Corp., Class A	170	11,095
Home Improvement Retail – 1.7%		
Home Depot, Inc. (The)	56	7,185
Housewares & Specialties – 1.2%		
Newell Rubbermaid, Inc.	106	5,168
Internet Retail – 2.6%		
Amazon.com, Inc. (A)	16	11,300
Movies & Entertainment – 2.4%		
Twenty-First Century Fox, Inc., Class A	377	10,193
Restaurants – 1.7%		
Chipotle Mexican Grill, Inc., Class A (A)	18	7,209
Total Consumer Discretionary – 13.5%		57,933
Consumer Staples		
Brewers – 3.8%		
Anheuser-Busch InBev S.A. ADR	52	6,872
Molson Coors Brewing Co., Class B	94	9,456
		16,328
Hypermarkets & Super Centers – 1.6%		
Costco Wholesale Corp.	45	7,078
Packaged Foods & Meats – 5.3%		
Kellogg Co.	35	2,866
Kraft Foods Group, Inc.	150	13,254
Mead Johnson Nutrition Co.	72	6,525
		22,645
Tobacco – 4.2%		
Philip Morris International, Inc.	176	17,858
Total Consumer Staples – 14.9%		63,909
Energy		
Oil & Gas Drilling – 0.7%		
Helmerich & Payne, Inc.	47	3,168
Oil & Gas Equipment & Services – 4.2%		
Halliburton Co.	400	18,116

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 6.6%		
Cabot Oil & Gas Corp.	281	$ 7,238
Cimarex Energy Co.	95	11,292
EOG Resources, Inc.	114	9,535
		28,065
Total Energy – 11.5%		49,349
Financials		
Multi-Line Insurance – 1.5%		
American International Group, Inc.	123	6,485
Other Diversified Financial Services – 2.3%		
JPMorgan Chase & Co.	156	9,706
Specialized REITs – 1.3%		
Crown Castle International Corp.	57	5,812
Total Financials – 5.1%		22,003
Health Care		
Biotechnology – 3.0%		
Alexion Pharmaceuticals, Inc. (A)	59	6,934
Celgene Corp. (A)	58	5,728
		12,662
Health Care Facilities – 2.0%		
HCA Holdings, Inc. (A)	112	8,633
Managed Health Care – 0.4%		
Anthem, Inc.	15	1,917
Pharmaceuticals – 10.4%		
Allergan plc (A)	42	9,704
Bristol-Myers Squibb Co.	139	10,240
Shire Pharmaceuticals Group plc ADR	65	12,014
Teva Pharmaceutical Industries Ltd. ADR	251	12,591
		44,549
Total Health Care – 15.8%		67,761
Industrials		
Aerospace & Defense – 1.5%		
Rockwell Collins, Inc.	75	6,394
Railroads – 5.6%		
Canadian Pacific Railway Ltd.	50	6,483
Kansas City Southern	94	8,505
Union Pacific Corp.	103	8,971
		23,959

COMMON STOCKS (Continued)	Shares	Value
Trucking – 1.2%		
J.B. Hunt Transport Services, Inc.	62	$ 5,034
Total Industrials – 8.3%		35,387
Information Technology		
Application Software – 2.7%		
Adobe Systems, Inc. (A)	120	11,466
Data Processing & Outsourced Services – 4.0%		
MasterCard, Inc., Class A	97	8,542
Visa, Inc., Class A	115	8,500
		17,042
Internet Software & Services – 4.2%		
Alphabet, Inc., Class A (A)	11	7,457
Facebook, Inc., Class A (A)	93	10,617
		18,074
Semiconductor Equipment – 3.3%		
Applied Materials, Inc.	596	14,284
Semiconductors – 2.6%		
NXP Semiconductors N.V. (A)	140	10,960
Systems Software – 3.3%		
Microsoft Corp.	277	14,184
Total Information Technology – 20.1%		86,010
Materials		
Industrial Gases – 1.6%		
Air Products and Chemicals, Inc.	48	6,747
Specialty Chemicals – 1.5%		
Sherwin-Williams Co. (The)	23	6,637
Total Materials – 3.1%		13,384
Telecommunication Services		
Alternative Carriers – 2.6%		
Level 3 Communications, Inc. (A)	213	10,942
Wireless Telecommunication Service – 3.2%		
American Tower Corp., Class A	123	13,917
Total Telecommunication Services – 5.8%		24,859
TOTAL COMMON STOCKS – 98.1%		$420,595
(Cost: $395,820)		

CORE EQUITY *(in thousands)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.7%		
J.M. Smucker Co. (The), 0.620%, 7-6-16	$6,000	$5,999
Northern Illinois Gas Co., 0.420%, 7-1-16	5,278	5,278
		11,277
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (C)	1,220	1,220

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.1%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.390%, 7-7-16 (C)	$500	$ 500
TOTAL SHORT-TERM SECURITIES – 3.1%		$ 12,997
(Cost: $12,997)		
TOTAL INVESTMENT SECURITIES – 101.2%		$433,592
(Cost: $408,817)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2)%		(4,983)
NET ASSETS – 100.0%		$428,609

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio’s investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$420,595	$ —	$—
Short-Term Securities	—	12,997	—
Total	$420,595	$12,997	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	88.6%
Financials	16.7%
Health Care	14.8%
Information Technology	13.2%
Industrials	13.0%
Consumer Discretionary	9.3%
Consumer Staples	8.4%
Energy	6.9%
Materials	5.3%
Utilities	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.4%

Top 10 Equity Holdings

Company	Sector	Industry
Pfizer, Inc.	Health Care	Pharmaceuticals
Microsoft Corp.	Information Technology	Systems Software
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Crown Castle International Corp.	Financials	Specialized REITs
Philip Morris International, Inc.	Consumer Staples	Tobacco
General Electric Co.	Industrials	Industrial Conglomerates
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
CVS Caremark Corp.	Consumer Staples	Drug Retail
Applied Materials, Inc.	Information Technology	Semiconductor Equipment

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS DIVIDEND OPPORTUNITIES *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.5%		
Omnicom Group, Inc.	93	$ 7,607
Apparel Retail – 0.6%		
Limited Brands, Inc.	45	2,994
Cable & Satellite – 2.5%		
Comcast Corp., Class A	195	12,689
Home Improvement Retail – 1.6%		
Home Depot, Inc. (The)	67	8,568
Housewares & Specialties – 1.4%		
Newell Rubbermaid, Inc.	149	7,230
Restaurants – 1.7%		
McDonalds Corp.	73	8,791
Total Consumer Discretionary – 9.3%		47,879
Consumer Staples		
Brewers – 1.6%		
Anheuser-Busch InBev S.A. ADR	63	8,296
Drug Retail – 2.3%		
CVS Caremark Corp.	123	11,805
Packaged Foods & Meats – 1.8%		
Unilever plc (A)	188	9,020
Tobacco – 2.7%		
Philip Morris International, Inc.	137	13,951
Total Consumer Staples – 8.4%		43,072
Energy		
Integrated Oil & Gas – 1.9%		
Suncor Energy, Inc.	354	9,818
Oil & Gas Equipment & Services – 1.1%		
Halliburton Co.	124	5,609
Oil & Gas Exploration & Production – 3.9%		
Noble Energy, Inc.	295	10,587
Occidental Petroleum Corp.	124	9,385
		19,972
Total Energy – 6.9%		35,399
Financials		
Diversified Banks – 1.7%		
Wells Fargo & Co.	181	8,571
Industrial REITs – 1.8%		
ProLogis	190	9,315

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage – 0.7%		
Morgan Stanley	142	$ 3,689
Multi-Line Insurance – 1.9%		
American International Group, Inc.	189	9,991
Other Diversified Financial Services – 4.8%		
Citigroup, Inc.	145	6,157
JPMorgan Chase & Co.	297	18,485
		24,642
Property & Casualty Insurance – 1.9%		
ACE Ltd.	73	9,548
Regional Banks – 0.3%		
PNC Financial Services Group, Inc. (The)	17	1,392
Specialized REITs – 3.6%		
Communications Sales & Leasing, Inc.	150	4,323
Crown Castle International Corp.	138	13,972
		18,295
Total Financials – 16.7%		85,443
Health Care		
Health Care Equipment – 2.1%		
Medtronic plc	125	10,823
Managed Health Care – 1.5%		
Anthem, Inc.	57	7,506
Pharmaceuticals – 11.2%		
Bristol-Myers Squibb Co.	150	11,017
Pfizer, Inc.	793	27,909
Teva Pharmaceutical Industries Ltd. ADR	376	18,887
		57,813
Total Health Care – 14.8%		76,142
Industrials		
Aerospace & Defense – 4.0%		
BAE Systems plc (A)	969	6,782
Boeing Co. (The)	32	4,208
Honeywell International, Inc.	81	9,404
		20,394
Commercial Printing – 2.2%		
Corrections Corp. of America	329	11,511
Industrial Conglomerates – 2.6%		
General Electric Co.	416	13,094
Industrial Machinery – 1.2%		
Eaton Corp.	107	6,382

COMMON STOCKS (Continued)	Shares	Value
Railroads – 2.0%		
Union Pacific Corp.	116	$ 10,081
Research & Consulting Services – 1.0%		
Nielsen Holdings plc	103	5,363
Total Industrials – 13.0%		66,825
Information Technology		
Communications Equipment – 1.9%		
Harris Corp.	117	9,779
Data Processing & Outsourced Services – 1.6%		
Paychex, Inc.	139	8,253
Semiconductor Equipment – 2.3%		
Applied Materials, Inc.	482	11,544
Semiconductors – 3.7%		
Cypress Semiconductor Corp.	868	9,158
Texas Instruments, Inc.	160	10,027
		19,185
Systems Software – 3.7%		
Microsoft Corp.	375	19,199
Total Information Technology – 13.2%		67,960
Materials		
Diversified Chemicals – 2.2%		
Dow Chemical Co. (The)	38	1,909
PPG Industries, Inc.	91	9,451
		11,360
Industrial Gases – 1.6%		
Air Products and Chemicals, Inc.	57	8,086
Paper Products – 1.5%		
International Paper Co.	179	7,586
Total Materials – 5.3%		27,032
Utilities		
Electric Utilities – 1.0%		
PPL Corp.	131	4,945
Total Utilities – 1.0%		4,945
TOTAL COMMON STOCKS – 88.6%		$454,697
(Cost: $395,330)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 10.8%		
Becton Dickinson & Co., 0.730%, 7-12-16	$4,000	3,999
BMW U.S. Capital LLC (GTD by BMW AG), 0.390%, 7-13-16	5,000	4,999

SCHEDULE OF INVESTMENTS DIVIDEND OPPORTUNITIES *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
CVS Health Corp.,		
0.630%, 7-1-16	$ 5,000	$ 5,000
DTE Energy Co. (GTD by Detroit Edison Co.),		
0.710%, 7-8-16	5,000	4,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.750%, 7-25-16	5,000	4,998
J.M. Smucker Co. (The),		
0.620%, 7-6-16	7,000	6,999
Kroger Co. (The),		
0.570%, 7-1-16	4,789	4,789
Shell International Finance B.V. (GTD by Royal Dutch Shell plc),		
0.510%, 7-1-16	2,500	2,500
W.W. Grainger, Inc.,		
0.380%, 7-26-16	2,500	2,499
Wisconsin Gas LLC:		
0.470%, 7-7-16	5,000	5,000
0.430%, 7-11-16	10,000	9,998
		55,780

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.5%		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (C)	$2,314	$ 2,314
TOTAL SHORT-TERM SECURITIES – 11.3%		$58,094
(Cost: $58,096)		
TOTAL INVESTMENT SECURITIES – 99.9%		$512,791
(Cost: $453,426)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		720
NET ASSETS – 100.0%		$513,511

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)Rate shown is the yield to maturity at June 30, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 47,879	$ —	$—
Consumer Staples	34,052	9,020	—
Energy	35,399	—	—
Financials	85,443	—	—
Health Care	76,142	—	—
Industrials	60,043	6,782	—
Information Technology	67,960	—	—
Materials	27,032	—	—
Utilities	4,945	—	—
Total Common Stocks	$438,895	$15,802	$—
Short-Term Securities	—	58,094	—
Total	$438,895	$73,896	$—

During the period ended June 30, 2016, securities totaling $14,873 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	98.8%
Energy	96.1%
Information Technology	1.4%
Materials	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.2%

Country Weightings

North America	95.1%
United States	92.5%
Other North America	2.6%
Europe	3.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.2%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Newfield Exploration Co.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 6.2%		
Chevron Corp.	15	$ 1,578
Exxon Mobil Corp.	43	4,050
Royal Dutch Shell plc, Class A (A)	62	1,697
Suncor Energy, Inc.	84	2,332
		9,657
Oil & Gas Drilling – 2.6%		
Patterson-UTI Energy, Inc.	187	3,977
Oil & Gas Equipment & Services – 24.8%		
Baker Hughes, Inc.	107	4,843
Core Laboratories N.V.	33	4,095
FMC Technologies, Inc. (B)	29	761
Forum Energy Technologies, Inc. (B)	201	3,471
Halliburton Co.	166	7,511
Schlumberger Ltd.	102	8,070
Superior Energy Services, Inc.	248	4,562
U.S. Silica Holdings, Inc.	151	5,198
		38,511
Oil & Gas Exploration & Production – 52.6%		
Anadarko Petroleum Corp.	107	5,706
Cimarex Energy Co.	51	6,133
Concho Resources, Inc. (B)	46	5,540
Continental Resources, Inc. (B)	159	7,182
Diamondback Energy, Inc. (B)	48	4,373
EOG Resources, Inc.	72	5,973
Gulfport Energy Corp. (B)	68	2,129
Laredo Petroleum Holdings, Inc. (B)	238	2,490
Marathon Oil Corp.	235	3,528

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Memorial Resource Development Corp. (B)	138	$ 2,184
Newfield Exploration Co. (B)	151	6,658
Noble Energy, Inc.	107	3,842
Oasis Petroleum LLC (B)	406	3,789
Parsley Energy, Inc., Class A (B)	231	6,247
Pioneer Natural Resources Co.	41	6,154
RSP Permian, Inc. (B)	141	4,919
Whiting Petroleum Corp. (B)	352	3,256
WPX Energy, Inc. (B)	165	1,535
		81,638
Oil & Gas Refining & Marketing – 2.9%		
Marathon Petroleum Corp.	18	679
Marathon Petroleum Corp. L.P.	57	1,926
Phillips 66	16	1,257
Tesoro Corp.	8	616
		4,478
Oil & Gas Storage & Transportation – 7.0%		
Enbridge, Inc.	39	1,662
Enterprise Products Partners L.P.	93	2,727
Phillips 66 Partners L.P.	40	2,210
Shell Midstream Partners L.P.	23	762
Tallgrass Energy GP L.P., Class A	130	2,936
Valero Energy Partners L.P.	13	606
		10,903
Total Energy – 96.1%		**149,164**

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Data Processing & Outsourced Services – 1.4%		
Wright Express Corp. (B)	25	$ 2,235
Total Information Technology – 1.4%		**2,235**
Materials		
Specialty Chemicals – 1.3%		
Flotek Industries, Inc. (B)	155	2,045
Total Materials – 1.3%		**2,045**
TOTAL COMMON STOCKS – 98.8%		**$153,444**
(Cost: $145,351)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.2%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (C)	$1,815	1,815
TOTAL SHORT-TERM SECURITIES – 1.2%		**$ 1,815**
(Cost: $1,815)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$155,259**
(Cost: $147,166)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		40
NET ASSETS – 100.0%		**$155,299**

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$147,467	$1,697	$—
Information Technology	2,235	—	—
Materials	2,045	—	—
Total Common Stocks	$151,747	$1,697	$—
Short-Term Securities	—	1,815	—
Total	$151,747	$3,512	$—

During the period ended June 30, 2016, securities totaling $1,269 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

Country Diversification

(as a % of net assets)

United States	92.5%
Netherlands	2.6%
Canada	2.6%
United Kingdom	1.1%
Other+	1.2%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	4.4%
Utilities	1.3%
Financials	1.0%
Health Care	0.8%
Energy	0.7%
Information Technology	0.6%
Bonds	86.5%
Corporate Debt Securities	73.3%
United States Government and Government Agency Obligations	10.5%
Loans	1.7%
Other Government Securities	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.1%

Quality Weightings

Investment Grade	48.6%
AA	11.7%
A	13.8%
BBB	23.1%
Non-Investment Grade	37.9%
BB	20.2%
B	13.8%
CCC	1.8%
Non-rated	2.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	13.5%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	39.6%
United States	31.3%
Mexico	5.3%
Other North America	3.0%
Europe	25.2%
United Kingdom	8.0%
Netherlands	6.8%
Luxembourg	4.0%
Other Europe	6.4%
South America	11.7%
Chile	3.9%
Other South America	7.8%
Pacific Basin	7.0%
Bahamas/Caribbean	4.6%
Other	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.1%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.5%		
Alupar Investimento S.A.	12	$ 51
Transmissora Alianca de Energia Eletrica S.A.	10	61
		112
Total Brazil – 0.5%		**$ 112**
Chile		
Utilities – 0.1%		
Aguas Andinas S.A.	34	20
Total Chile – 0.1%		**$ 20**
Panama		
Financials – 1.0%		
Banco Latinoamericano de Comercio Exterior S.A.	8	211
Total Panama – 1.0%		**$ 211**
United Kingdom		
Energy – 0.7%		
Royal Dutch Shell plc, Class A	5	129
Seadrill Partners LLC	4	20
		149
Total United Kingdom – 0.7%		**$ 149**
United States		
Health Care – 0.8%		
Bristol-Myers Squibb Co.	2	162
Information Technology – 0.6%		
Intel Corp.	4	135
Utilities – 0.7%		
PPL Corp.	4	136
Total United States – 2.1%		**$433**
TOTAL COMMON STOCKS – 4.4%		**$925**
(Cost: $942)		

CORPORATE DEBT SECURITIES	Principal	
Argentina		
Energy – 0.9%		
Pan American Energy LLC, 7.875%, 5-7-21	$100	102
YPF Sociedad Anonima, 8.875%, 12-19-18 (A)	80	86
		188

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 0.2%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12-1-20 (A)	$ 37	$ 40
Total Argentina – 1.1%		**$228**
Bahrain		
Financials – 1.2%		
HDFC Bank Ltd., 3.000%, 3-6-18	250	254
Total Bahrain – 1.2%		**$254**
Brazil		
Consumer Staples – 0.5%		
BFF International Ltd., 7.250%, 1-28-20	100	109
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd., 5.850%, 12-12-16 (A)(B)	15	—*
Financials – 0.0%		
Banco Cruzeiro do Sul S.A., 7.000%, 7-8-13 (B)	96	2
Industrials – 1.2%		
Embraer Overseas Ltd., 6.375%, 1-24-17	225	229
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6-30-21 (A)	94	27
		256
Materials – 1.0%		
Suzano Trading Ltd., 5.875%, 1-23-21 (A)	200	208
Total Brazil – 2.7%		**$575**
British Virgin Islands		
Energy – 0.5%		
QGOG Atlantic/Alaskan Rigs Ltd., 5.250%, 7-30-18 (A)	115	93
Financials – 1.4%		
Horsepower Finance Ltd., 2.100%, 3-3-17	300	301
Total British Virgin Islands – 1.9%		**$394**
Canada		
Financials – 0.5%		
Bank of Montreal, 1.800%, 7-31-18	100	101
Total Canada – 0.5%		**$ 101**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cayman Islands		
Financials – 1.0%		
Banco Bradesco S.A., 4.500%, 1-12-17 (A)	$200	$202
Telecommunication Services – 0.9%		
Sable International Finance Ltd., 6.875%, 8-1-22 (A)	200	201
Total Cayman Islands – 1.9%		**$403**
Chile		
Industrials – 2.0%		
Guanay Finance Ltd., 6.000%, 12-15-20 (A)	229	227
LATAM Airlines Group S.A., 7.250%, 6-9-20 (A)	200	194
		421
Materials – 1.8%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (A)	175	181
4.375%, 5-15-23 (A)	200	205
		386
Total Chile – 3.8%		**$807**
China		
Information Technology – 2.4%		
Alibaba Group Holding Ltd., 1.625%, 11-28-17	500	501
Total China – 2.4%		**$ 501**
Columbia		
Energy – 0.4%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2-1-21 (C)	COP274,000	88
Financials – 0.9%		
Banco de Bogota S.A., 5.000%, 1-15-17 (A) .... $	200	203
Utilities – 0.5%		
Emgesa S.A. E.S.P., 8.750%, 1-25-21 (C)	COP302,000	98
Total Columbia – 1.8%		**$389**
France		
Financials – 0.5%		
Societe Generale S.A., 5.922%, 4-29-49 (A) .... $	100	101
Total France – 0.5%		**$ 101**

JUNE 30, 2016 (UNAUDITED)
GLOBAL BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hong Kong		
Telecommunication Services – 1.0%		
Hutchison Whampoa Ltd., 1.625%, 10-31-17 (A)	$200	$ 201
Total Hong Kong – 1.0%		$ 201
India		
Industrials – 0.9%		
Adani Ports and Special Economic Zone Ltd., 3.500%, 7-29-20 (A)	200	199
Total India – 0.9%		$ 199
Indonesia		
Utilities – 1.4%		
Majapahit Holding B.V., 7.750%, 10-17-16	300	305
Total Indonesia – 1.4%		$305
Ireland		
Financials – 1.7%		
MTS International Funding Ltd., 5.000%, 5-30-23 (A)	350	359
Total Ireland – 1.7%		$359
Jamaica		
Telecommunication Services – 0.8%		
Digicel Group Ltd., 6.000%, 4-15-21 (A)	200	172
Total Jamaica – 0.8%		$ 172
Luxembourg		
Consumer Discretionary – 0.9%		
Altice S.A., 7.625%, 2-15-25 (A)	200	195
Financials – 1.0%		
OJSC Russian Agricultural Bank, 5.100%, 7-25-18 (A)	200	206
Information Technology – 1.6%		
BC Luxco 1 S.A.:		
7.375%, 1-29-20 (A)	200	194
7.375%, 1-29-20	150	146
		340
Materials – 0.5%		
Steel Capital S.A., 6.700%, 10-25-17	100	105
Total Luxembourg – 4.0%		$846

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Mexico		
Consumer Staples – 0.8%		
Sigma Alimentos S.A. de C.V., 5.625%, 4-14-18 (A)	$ 150	$ 160
Financials – 1.2%		
PLA Administradora Industrial, 5.250%, 11-10-22 (A)	250	254
Materials – 3.3%		
C5 Capital (SPV) Ltd., 4.908%, 12-29-49 (A)(D)	150	119
CEMEX S.A.B. de C.V., 6.500%, 12-10-19 (A)	550	583
		702
Total Mexico – 5.3%		$ 1,116
Netherlands		
Consumer Discretionary – 3.4%		
Myriad International Holdings B.V., 6.375%, 7-28-17 (A)	500	519
VTR Finance B.V., 6.875%, 1-15-24 (A)	200	200
		719
Energy – 0.8%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
4.875%, 3-17-20	125	117
8.375%, 5-23-21	60	62
		179
Materials – 0.7%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.), 5.750%, 7-17-24 (A)	200	147
Telecommunication Services – 0.4%		
VimpleCom Holdings B.V., 9.000%, 2-13-18 (A)(C)	RUB5,000	77
Utilities – 1.5%		
Listrindo Capital B.V., 6.950%, 2-21-19 (A)	$ 200	207
Majapahit Holding B.V., 7.750%, 1-20-20 (A)	100	114
		321
Total Netherlands – 6.8%		$1,443
Panama		
Financials – 1.5%		
Banco Latinoamericano de Comercio Exterior S.A., 3.750%, 4-4-17 (A)	300	306
Total Panama – 1.5%		$ 306

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Peru		
Financials – 0.5%		
InRetail Shopping Malls, 5.250%, 10-10-21 (A)	$ 100	$ 103
Total Peru – 0.5%		$ 103
Russia		
Materials – 0.9%		
Uralkali Finance Ltd., 3.723%, 4-30-18 (A)	200	200
Total Russia – 0.9%		$200
Singapore		
Consumer Staples – 0.5%		
Olam International Ltd., 7.500%, 8-12-20	100	111
Telecommunication Services – 1.0%		
TBG Global Pte. Ltd., 4.625%, 4-3-18 (A)	200	203
Total Singapore – 1.5%		$ 314
South Korea		
Financials – 1.2%		
Woori Bank, 2.625%, 7-20-21 (A)	250	257
Total South Korea – 1.2%		$257
Spain		
Financials – 0.9%		
Banco Bilbao Vizcaya Argentaria S.A., 9.000%, 5-29-49	200	199
Total Spain – 0.9%		$ 199
United Arab Emirates		
Financials – 1.6%		
ICICI Bank Ltd., 3.500%, 3-18-20 (A)	325	333
Total United Arab Emirates – 1.6%		$333
United Kingdom		
Consumer Staples – 1.8%		
BAT International Finance plc, 1.850%, 6-15-18 (A)	375	379
Financials – 4.7%		
Barclays plc, 8.250%, 12-29-49	200	195
HSBC Holdings plc, 5.625%, 12-29-49	200	193
Royal Bank of Scotland Group plc (The), 7.640%, 3-29-49	200	190

SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
State Bank of India:		
3.250%, 4-18-18 (A)	$200	$ 204
3.622%, 4-17-19 (A)	200	208
		990
Materials – 0.8%		
Vedanta Resources plc, 6.000%, 1-31-19 (A)	200	171
Total United Kingdom – 7.3%		$1,540
United States		
Consumer Discretionary – 0.2%		
BakerCorp International, Inc., 8.250%, 6-1-19	50	42
Consumer Staples – 4.9%		
Anheuser-Busch InBev S.A./N.V., 2.650%, 2-1-21	500	518
Bunge Ltd. Finance Corp., 3.500%, 11-24-20	250	262
SABMiller Holdings, Inc., 2.200%, 8-1-18 (A)	200	203
Simmons Foods, Inc., 7.875%, 10-1-21 (A)	50	46
		1,029
Energy – 0.4%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (A)	80	77
Financials – 4.4%		
Aircastle Ltd., 4.625%, 12-15-18	235	242
Citigroup, Inc., 8.400%, 4-29-49	75	82
Daimler Finance North America LLC, 2.950%, 1-11-17 (A)	200	202
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 3.480%, 6-1-19 (A)	50	51
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.000%, 9-25-17	100	102
Hyundai Capital America, 2.000%, 3-19-18 (A)	200	201
Wells Fargo & Co., 7.980%, 3-29-49	50	52
		932
Health Care – 0.8%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	100	104
4.500%, 1-15-23 (A)	75	77
		181

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 0.4%		
TransDigm, Inc. (GTD by TransDigm Group, Inc.), 6.000%, 7-15-22	$ 82	$ 82
Information Technology – 1.2%		
Alliance Data Systems Corp., 5.250%, 12-1-17 (A)	150	152
Micron Technology, Inc., 5.875%, 2-15-22	100	94
		246
Materials – 0.5%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (A)	110	98
Telecommunication Services – 3.0%		
American Tower Corp., 3.400%, 2-15-19	170	177
T-Mobile USA, Inc., 6.000%, 3-1-23	230	238
Verizon Communications, Inc., 2.625%, 2-21-20	214	222
		637
Utilities – 1.2%		
Sempra Energy, 2.850%, 11-15-20	250	259
Total United States – 17.0%		$ 3,583
Venezuela		
Financials – 1.2%		
Corporacion Andina de Fomento, 1.500%, 8-8-17	250	251
Total Venezuela – 1.2%		$ 251
TOTAL CORPORATE DEBT SECURITIES – 73.3%		$15,480
(Cost: $15,905)		
OTHER GOVERNMENT SECURITIES (E)		
Russia – 1.0%		
Russian Federation, 3.500%, 1-16-19 (A)	200	207
TOTAL OTHER GOVERNMENT SECURITIES – 1.0%		$ 207
(Cost: $199)		

LOANS (D)	Principal	Value
United States		
Industrials – 1.1%		
TransDigm, Inc., 3.750%, 2-28-20	$ 240	$ 238
Information Technology – 0.3%		
Magic Newco LLC, 5.000%, 12-12-18	49	49
Materials – 0.3%		
BakerCorp International, Inc., 4.250%, 2-7-20	74	67
Total United States – 1.7%		$ 354
TOTAL LOANS – 1.7%		$ 354
(Cost: $362)		
UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 10.5%		
U.S. Treasury Bonds, 2.250%, 11-15-25	200	213
U.S. Treasury Notes:		
0.625%, 8-31-17	600	601
0.750%, 12-31-17	1,250	1,253
1.750%, 5-15-22	145	150
		2,217
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.5%		$ 2,217
(Cost: $2,200)		
SHORT-TERM SECURITIES		
Master Note – 8.1%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (F)	1,710	1,710
TOTAL SHORT-TERM SECURITIES – 8.1%		$ 1,710
(Cost: $1,710)		
TOTAL INVESTMENT SECURITIES – 99.0%		$20,893
(Cost: $21,318)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		204
NET ASSETS – 100.0%		$ 21,097

JUNE 30, 2016 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $9,656 or 45.8% of net assets.

(B)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (COP — Columbian Peso and RUB — Russian Ruble).

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016.

(E)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	81	U.S. Dollar	119	7-25-16	Barclays Capital, Inc.	$11	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 20	$ 129	$—
Financials	211	—	—
Health Care	162	—	—
Information Technology	135	—	—
Utilities	268	—	—
Total Common Stocks	$796	$ 129	$—
Corporate Debt Securities	—	15,480	—
Other Government Securities	—	207	—
Loans	—	354	—
United States Government Obligations	—	2,217	—
Short-Term Securities	—	1,710	—
Total	$796	$20,097	$—
Forward Foreign Currency Contracts	$ —	$ 11	$—

During the period ended June 30, 2016, securities totaling $63 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $105 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:
GTD = Guaranteed

JUNE 30, 2016 (UNAUDITED)

Country Diversification

(as a % of net assets)

United States	31.3%
United Kingdom	8.0%
Netherlands	6.8%
Mexico	5.3%
Luxembourg	4.0%
Chile	3.9%
Brazil	3.2%
Panama	2.5%
China	2.4%
Russia	1.9%
Cayman Islands	1.9%
British Virgin Islands	1.9%

Country Diversification (Continued)

Columbia	1.8%
Ireland	1.7%
United Arab Emirates	1.6%
Singapore	1.5%
Indonesia	1.4%
South Korea	1.2%
Bahrain	1.2%
Venezuela	1.2%
Argentina	1.1%
Hong Kong	1.0%
Other Countries	4.1%
Other+	9.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	93.0%
Information Technology	25.0%
Health Care	24.7%
Consumer Discretionary	17.1%
Industrials	10.3%
Consumer Staples	8.2%
Energy	3.7%
Telecommunication Services	2.5%
Financials	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	7.0%

Country Weightings

North America	59.5%
United States	58.1%
Other North America	1.4%
Europe	19.6%
Germany	4.8%
United Kingdom	3.8%
Netherlands	3.6%
Other Europe	7.4%
Pacific Basin	10.4%
China	9.1%
Other Pacific Basin	1.3%
Other	2.3%
South America	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	7.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Amazon.com, Inc.	United States	Consumer Discretionary	Internet Retail
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Alphabet, Inc., Class C	United States	Information Technology	Internet Software & Services
Allergan plc	United States	Health Care	Pharmaceuticals
JD.com, Inc. ADR	China	Consumer Discretionary	Internet Retail
Anthem, Inc.	United States	Health Care	Managed Health Care
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Tencent Holdings Ltd.	China	Information Technology	Internet Software & Services
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS GLOBAL GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Belgium		
Consumer Staples – 2.5%		
InBev N.V.	88	$ 11,581
Total Belgium – 2.5%		$ 11,581
Brazil		
Information Technology – 1.2%		
MercadoLibre, Inc.	40	5,613
Total Brazil – 1.2%		$ 5,613
Canada		
Industrials – 1.4%		
Canadian Pacific Railway Ltd.	50	6,485
Total Canada – 1.4%		$ 6,485
China		
Consumer Discretionary – 3.3%		
JD.com, Inc. ADR (A)	740	15,702
Industrials – 0.4%		
CAR, Inc. (A)	1,723	1,685
Information Technology – 5.4%		
Alibaba Group Holding Ltd. ADR (A)	147	11,700
Tencent Holdings Ltd.	593	13,605
		25,305
Total China – 9.1%		$42,692
France		
Consumer Staples – 0.7%		
Pernod Ricard	29	3,201
Industrials – 2.7%		
European Aeronautic Defence and Space Co.	137	7,855
Safran	74	4,983
		12,838
Total France – 3.4%		$16,039
Germany		
Consumer Discretionary – 1.7%		
Continental AG	42	7,857
Health Care – 3.1%		
Fresenius SE & Co. KGaA	197	14,501
Total Germany – 4.8%		$22,358
India		
Consumer Staples – 1.3%		
ITC Ltd.	1,148	6,287
Total India – 1.3%		$ 6,287

COMMON STOCKS (Continued)	Shares	Value
Ireland		
Health Care – 1.5%		
Medtronic plc	82	$ 7,131
Total Ireland – 1.5%		$ 7,131
Israel		
Health Care – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	211	10,587
Total Israel – 2.3%		$10,587
Netherlands		
Consumer Discretionary – 1.0%		
Koninklijke Philips Electronics N.V., Ordinary Shares	191	4,747
Information Technology – 2.6%		
ASML Holding N.V., NY Registry Shares	59	5,815
NXP Semiconductors N.V. (A)	80	6,305
		12,120
Total Netherlands – 3.6%		$16,867
United Kingdom		
Financials – 1.5%		
Prudential plc	421	7,148
Health Care – 2.3%		
Shire plc	176	10,850
Total United Kingdom – 3.8%		$17,998
United States		
Consumer Discretionary – 11.1%		
Amazon.com, Inc. (A)	33	23,370
Carnival Corp.	179	7,918
Home Depot, Inc. (The)	69	8,756
Limited Brands, Inc.	100	6,729
TripAdvisor, Inc. (A)	80	5,123
		51,896
Consumer Staples – 3.7%		
Coca-Cola Co. (The)	225	10,190
Kraft Foods Group, Inc.	81	7,185
		17,375
Energy – 3.7%		
Halliburton Co.	230	10,423
Schlumberger Ltd.	90	7,094
		17,517
Health Care – 15.5%		
Acadia Healthcare Co., Inc. (A)	155	8,604
Allergan plc (A)	72	16,592
Anthem, Inc.	118	15,523
Biogen, Inc. (A)	27	6,432
Bristol-Myers Squibb Co.	77	5,696

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Gilead Sciences, Inc.	89	$ 7,454
HCA Holdings, Inc. (A)	157	12,102
		72,403
Industrials – 5.8%		
J.B. Hunt Transport Services, Inc.	162	13,093
Kansas City Southern	62	5,568
Rockwell Collins, Inc.	101	8,609
		27,270
Information Technology – 15.8%		
Alphabet, Inc., Class C (A)	27	18,563
Cognizant Technology Solutions Corp., Class A (A)	141	8,053
Facebook, Inc., Class A (A)	101	11,595
MasterCard, Inc., Class A	152	13,412
Visa, Inc., Class A	299	22,183
		73,806
Telecommunication Services – 2.5%		
Level 3 Communications, Inc. (A)	231	11,883
Total United States – 58.1%		$272,150
TOTAL COMMON STOCKS – 93.0%		$435,788
(Cost: $416,180)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(B) – 7.2%		
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.490%, 7-7-16	$5,000	5,000
Ecolab, Inc., 0.740%, 7-13-16	7,000	6,998
J.M. Smucker Co. (The), 0.620%, 7-6-16	5,000	4,999
Mondelez International, Inc., 0.690%, 7-6-16	5,000	4,999
Northern Illinois Gas Co., 0.420%, 7-1-16	6,702	6,702
Verizon Communications, Inc., 0.700%, 7-5-16	5,000	5,000
		33,698
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (C)	2,120	2,120
TOTAL SHORT-TERM SECURITIES – 7.7%		$ 35,818
(Cost: $35,819)		
TOTAL INVESTMENT SECURITIES – 100.7%		$471,606
(Cost: $451,999)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(3,127)
NET ASSETS – 100.0%		$468,479

SCHEDULE OF INVESTMENTS GLOBAL GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	32,600	U.S. Dollar	36,246	7-25-16	Citibank N.A.	$41	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 67,598	$ 12,604	$—
Consumer Staples	17,375	21,069	—
Energy	17,517	—	—
Financials	—	7,148	—
Health Care	90,121	25,351	—
Industrials	33,755	14,523	—
Information Technology	103,239	13,605	—
Telecommunication Services	11,883	—	—
Total Common Stocks	$341,488	$94,300	$—
Short-Term Securities	—	35,818	—
Total	$341,488	$130,118	$—
Forward Foreign Currency Contracts	$ —	$ 41	$—

During the period ended June 30, 2016, securities totaling $99,491 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Information Technology	25.0%
Health Care	24.7%
Consumer Discretionary	17.1%
Industrials	10.3%
Consumer Staples	8.2%
Energy	3.7%
Telecommunication Services	2.5%
Financials	1.5%
Other+	7.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	94.0%
Energy	66.4%
Materials	23.6%
Industrials	2.5%
Financials	1.5%
Utilities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.0%

Country Weightings

North America	83.9%
United States	80.8%
Other North America	3.1%
Europe	10.1%
United Kingdom	8.1%
Other Europe	2.0%
Pacific Basin	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2016 (UNAUDITED)
SCHEDULE OF INVESTMENTS GLOBAL NATURAL RESOURCES *(in thousands)*

COMMON STOCKS	Shares	Value
Canada		
Energy – 3.1%		
Suncor Energy, Inc.	144	$3,999
Total Canada – 3.1%		$3,999
China		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)	1,900	—
Total China – 0.0%		$ —
France		
Materials – 0.8%		
L Air Liquide S.A.	9	974
Total France – 0.8%		$ 974
Netherlands		
Energy – 1.2%		
Core Laboratories N.V.	13	1,617
Total Netherlands – 1.2%		$ 1,617
United Kingdom		
Materials – 8.1%		
BHP Billiton plc	295	3,729
Randgold Resources Ltd. ADR	20	2,259
Rio Tinto plc	146	4,523
		10,511
Total United Kingdom – 8.1%		$10,511
United States		
Energy – 62.1%		
Anadarko Petroleum Corp.	53	2,836
Baker Hughes, Inc.	86	3,886
Cimarex Energy Co.	35	4,188
Concho Resources, Inc. (A)	41	4,914
Continental Resources, Inc. (A)	103	4,649
Diamondback Energy, Inc. (A)	13	1,149
Enterprise Products Partners L.P.	24	693
EOG Resources, Inc.	60	$ 4,997
Exxon Mobil Corp.	28	2,601
FMC Technologies, Inc. (A)	21	571
Gulfport Energy Corp. (A)	44	1,379
Halliburton Co.	194	8,791
Marathon Oil Corp.	178	2,665
Marathon Petroleum Corp.	17	655
Marathon Petroleum Corp. L.P.	28	927
Newfield Exploration Co. (A)	71	3,121
Noble Energy, Inc.	81	2,906
Oasis Petroleum LLC (A)	205	1,918
Patterson-UTI Energy, Inc.	94	1,997
Phillips 66	14	1,139
Pioneer Natural Resources Co.	26	3,856
Schlumberger Ltd.	140	11,063
Shell Midstream Partners L.P.	27	927
Superior Energy Services, Inc.	136	2,497
Tallgrass Energy GP L.P., Class A	101	2,285
U.S. Silica Holdings, Inc.	39	1,339
Valero Energy Corp.	10	495
Valero Energy Partners L.P.	12	585
Whiting Petroleum Corp. (A)	145	1,344
		80,373
Financials – 1.5%		
CME Group, Inc.	21	1,997
Industrials – 2.5%		
Caterpillar, Inc.	42	3,203
Materials – 12.1%		
Dow Chemical Co. (The)	140	6,942
LyondellBasell Industries N.V., Class A	32	2,400
PPG Industries, Inc.	24	2,473
Praxair, Inc.	7	815
Southern Copper Corp.	113	3,045
		15,675
Total United States – 78.2%		$101,248
TOTAL COMMON STOCKS – 91.4%		$118,349
(Cost: $128,038)		

INVESTMENT FUNDS	Shares	Value
United States – 2.6%		
SPDR Gold Trust (A)	27	$ 3,403
TOTAL INVESTMENT FUNDS – 2.6%		$ 3,403
(Cost: $3,140)		

PREFERRED STOCKS		
United States		
Utilities – 0.0%		
Konarka Technologies, Inc., 8.000%, Convertible (A)(B)	68	—
Total United States – 0.0%		$ —
TOTAL PREFERRED STOCKS – 0.0%		$ —
(Cost: $211)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 2.5%		
Kroger Co. (The), 0.570%, 7-1-16	$3,293	3,293
Master Note – 2.8%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (D)	3,605	3,605
TOTAL SHORT-TERM SECURITIES – 5.3%		$ 6,898
(Cost: $6,898)		
TOTAL INVESTMENT SECURITIES – 99.3%		$128,650
(Cost: $138,287)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		870
NET ASSETS – 100.0%		$129,520

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Restricted security. At June 30, 2016, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000%, Convertible	8-31-07	68	$211	$—

The total value of this security represented 0.0% of net assets at June 30, 2016.

(C)Rate shown is the yield to maturity at June 30, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

JUNE 30, 2016 (UNAUDITED)

The following forward foreign currency contracts were outstanding at June 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	5,423	U.S. Dollar	7,979	7-25-16	UBS AG	$758	$—
Canadian Dollar	4,970	U.S. Dollar	3,891	7-25-16	UBS AG	44	—
Euro	912	U.S. Dollar	1,033	7-25-16	UBS AG	20	—
						$822	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$85,989	$ —	$—
Financials	1,997	—	—
Industrials	3,203	—	—
Materials	17,934	9,226	—
Total Common Stocks	$109,123	$9,226	$—
Investment Funds	3,403	—	—
Short-Term Securities	—	6,898	—
Total	$112,526	$16,124	$—
Forward Foreign Currency Contracts	$ —	$ 822	$—

During the period ended June 30, 2016, securities totaling $7,207 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Energy	66.4%
Materials	23.6%
Industrials	2.5%
Financials	1.5%
Utilities	0.0%
Other+	6.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Information Technology	35.1%
Health Care	18.7%
Consumer Discretionary	17.7%
Industrials	10.9%
Consumer Staples	4.6%
Energy	4.0%
Financials	3.1%
Telecommunication Services	2.2%
Materials	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Top 10 Equity Holdings

Company	Sector	Industry
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Lam Research Corp.	Information Technology	Semiconductor Equipment
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Allergan plc	Health Care	Pharmaceuticals
Amazon.com, Inc.	Consumer Discretionary	Internet Retail
Philip Morris International, Inc.	Consumer Staples	Tobacco
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Microsoft Corp.	Information Technology	Systems Software
Celgene Corp.	Health Care	Biotechnology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 3.6%		
AutoZone, Inc. (A)	19	$ 14,845
O'Reilly Automotive, Inc. (A)	55	14,802
		29,647
Cable & Satellite – 2.0%		
Comcast Corp., Class A	251	16,369
Casinos & Gaming – 0.5%		
Las Vegas Sands, Inc.	92	3,992
Footwear – 0.8%		
NIKE, Inc., Class B	116	6,420
Home Improvement Retail – 4.0%		
Home Depot, Inc. (The)	260	33,238
Internet Retail – 3.5%		
Amazon.com, Inc. (A)	40	28,942
Movies & Entertainment – 1.1%		
Walt Disney Co. (The)	97	9,488
Restaurants – 1.3%		
Starbucks Corp.	187	10,653
Specialty Stores – 0.9%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	30	7,212
Total Consumer Discretionary – 17.7%		145,961
Consumer Staples		
Brewers – 1.2%		
Anheuser-Busch InBev S.A. ADR	75	9,836
Tobacco – 3.4%		
Philip Morris International, Inc.	277	28,126
Total Consumer Staples – 4.6%		37,962
Energy		
Oil & Gas Equipment & Services – 2.1%		
Halliburton Co.	227	10,276
Schlumberger Ltd.	95	7,505
		17,781
Oil & Gas Exploration & Production – 1.9%		
EOG Resources, Inc.	187	15,583
Total Energy – 4.0%		33,364
Financials		
Investment Banking & Brokerage – 1.4%		
Charles Schwab Corp. (The)	454	11,478

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 1.7%		
CME Group, Inc.	147	$ 14,279
Total Financials – 3.1%		25,757
Health Care		
Biotechnology – 7.0%		
Alexion Pharmaceuticals, Inc. (A)	37	4,262
Amgen, Inc.	54	8,140
Biogen, Inc. (A)	10	2,491
Celgene Corp. (A)	225	22,152
Gilead Sciences, Inc.	201	16,801
Vertex Pharmaceuticals, Inc. (A)	47	4,043
		57,889
Health Care Equipment – 1.1%		
DexCom, Inc. (A)	115	9,107
Health Care Facilities – 2.3%		
HCA Holdings, Inc. (A)	243	18,713
Pharmaceuticals – 8.3%		
Allergan plc (A)	131	30,299
Bristol-Myers Squibb Co.	281	20,660
Shire Pharmaceuticals Group plc ADR	96	17,709
		68,668
Total Health Care – 18.7%		154,377
Industrials		
Aerospace & Defense – 5.4%		
Honeywell International, Inc.	126	14,598
Lockheed Martin Corp.	82	20,301
Northrop Grumman Corp.	42	9,380
		44,279
Industrial Conglomerates – 1.3%		
Danaher Corp.	103	10,393
Railroads – 4.2%		
Canadian Pacific Railway Ltd.	137	17,618
Union Pacific Corp.	198	17,293
		34,911
Total Industrials – 10.9%		89,583
Information Technology		
Application Software – 4.1%		
Adobe Systems, Inc. (A)	229	21,916
salesforce.com, Inc. (A)	146	11,602
		33,518
Data Processing & Outsourced Services – 9.9%		
FleetCor Technologies, Inc. (A)	103	14,728
MasterCard, Inc., Class A	368	32,380
Visa, Inc., Class A	461	34,155
		81,263

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 8.0%		
Alphabet, Inc., Class A (A)	31	$ 22,133
Alphabet, Inc., Class C (A)	24	16,298
Facebook, Inc., Class A (A)	243	27,781
		66,212
Semiconductor Equipment – 4.1%		
Lam Research Corp.	406	34,143
Semiconductors – 4.1%		
Microchip Technology, Inc.	394	19,989
NXP Semiconductors N.V. (A)	179	14,054
		34,043
Systems Software – 2.9%		
Microsoft Corp.	459	23,477
Technology Hardware, Storage & Peripherals – 2.0%		
Apple, Inc.	172	16,414
Total Information Technology – 35.1%		289,070
Materials		
Diversified Chemicals – 1.4%		
PPG Industries, Inc.	109	11,321
Total Materials – 1.4%		11,321
Telecommunication Services		
Wireless Telecommunication Service – 2.2%		
American Tower Corp., Class A . . .	157	17,883
Total Telecommunication Services – 2.2%		17,883
TOTAL COMMON STOCKS – 97.7%		$805,278
(Cost: $657,999)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 3.4%		
CVS Health Corp., 0.630%, 7-1-16	$ 1,797	1,797
DTE Energy Co. (GTD by Detroit Edison Co.), 0.750%, 7-18-16	10,000	9,996
J.M. Smucker Co. (The), 0.620%, 7-6-16	6,000	5,999
Northern Illinois Gas Co., 0.420%, 7-1-16	6,841	6,841
Novartis Finance Corp. (GTD by Novartis AG), 0.380%, 7-27-16	4,000	3,999
		28,632

SCHEDULE OF INVESTMENTS GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (C)	$1,345	$ 1,345
TOTAL SHORT-TERM SECURITIES – 3.6%		$ 29,977
(Cost: $29,979)		
TOTAL INVESTMENT SECURITIES – 101.3%		$835,255
(Cost: $687,978)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.3)%		(10,616)
NET ASSETS – 100.0%		$824,639

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$805,278	$ —	$—
Short-Term Securities	—	29,977	—
Total	$805,278	$29,977	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	0.5%
Warrants	0.0%
Bonds	90.4%
Corporate Debt Securities	76.5%
Loans	13.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.1%

Quality Weightings

Investment Grade	1.4%
BBB	1.4%
Non-Investment Grade	89.0%
BB	15.4%
B	31.6%
CCC	38.5%
Below CCC	0.7%
Non-rated	2.8%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	9.6%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

HIGH INCOME *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	$ 74
Total Consumer Discretionary – 0.0%		74
Industrials		
Railroads – 0.1%		
Kansas City Southern	3	252
Total Industrials – 0.1%		252
Utilities		
Gas Utilities – 0.0%		
Suburban Propane Partners L.P.	4	119
Total Utilities – 0.0%		119
TOTAL COMMON STOCKS – 0.1%		$ 445
(Cost: $272)		

PREFERRED STOCKS		
Telecommunication Services		
Integrated Telecommunication Services – 0.4%		
Frontier Communications Corp., Convertible Series A, 11.125%	35	3,351
Total Telecommunication Services – 0.4%		3,351
TOTAL PREFERRED STOCKS – 0.4%		$3,351
(Cost: $3,565)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, expires 5-15-18 (B)	1	–
TOTAL WARRANTS – 0.0%		$ –
(Cost: $72)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.9%		
Acosta, Inc., 7.750%, 10-1-22 (C)	$4,985	4,374
Lamar Media Corp., 5.375%, 1-15-24	959	1,000
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2-15-22	$ 544	$ 552
5.625%, 2-15-24	573	590
		6,516
Apparel Retail – 1.3%		
Hot Topic, Inc., 9.250%, 6-15-21 (C)	5,002	5,065
HT Intermediate Holdings Corp., 12.000%, 5-15-19 (C)(D)	1,527	1,439
Neiman Marcus Group Ltd., Inc., 8.000%, 10-15-21 (C)	3,764	3,068
Nine West Holdings, Inc., 8.250%, 3-15-19 (C)	1,959	313
		9,885
Automotive Retail – 0.7%		
Group 1 Automotive, Inc., 5.000%, 6-1-22	855	842
Penske Automotive Group, Inc., 5.500%, 5-15-26	474	450
Sonic Automotive, Inc., 5.000%, 5-15-23	4,477	4,388
		5,680
Broadcasting – 1.4%		
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	5,994	5,947
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20	221	202
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20	1,780	1,694
Cumulus Media, Inc., 7.750%, 5-1-19	4,115	1,687
iHeartCommunications, Inc., 10.000%, 1-15-18	1,383	712
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3-15-23	1,094	757
		10,999
Cable & Satellite – 8.4%		
Altice Financing S.A.:		
6.625%, 2-15-23 (C)	708	695
7.500%, 5-15-26 (C)	2,614	2,568
Altice S.A.:		
7.250%, 5-15-22 (C)(E)	EUR 256	286
7.750%, 5-15-22 (C)	$ 9,915	10,014
6.250%, 2-15-25 (C)(E)	EUR 354	360
7.625%, 2-15-25 (C)	$ 1,969	1,922
Altice U.S. Finance I Corp., 5.500%, 5-15-26 (C)	1,927	1,927
Cablevision Systems Corp., 5.875%, 9-15-22	$ 4,858	$ 4,360
CCO Holdings LLC and CCO Holdings Capital Corp., 5.500%, 5-1-26 (C)	94	95
Columbus International, Inc., 7.375%, 3-30-21 (C)	517	546
DISH DBS Corp.:		
6.750%, 6-1-21	1,936	2,006
5.875%, 7-15-22	910	885
5.000%, 3-15-23	418	380
5.875%, 11-15-24	454	424
7.750%, 7-1-26 (C)	1,432	1,479
Neptune Finco Corp.:		
10.125%, 1-15-23 (C)	2,523	2,826
6.625%, 10-15-25 (C)	788	829
10.875%, 10-15-25 (C)	1,946	2,228
Numericable – SFR S.A., 7.375%, 5-1-26 (C)	5,637	5,574
Sirius XM Radio, Inc.:		
4.625%, 5-15-23 (C)	4,936	4,788
6.000%, 7-15-24 (C)	8,000	8,270
VTR Finance B.V., 6.875%, 1-15-24 (C)	8,235	8,210
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7-15-19 (C)(D)	844	849
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (C)	2,825	2,938
		64,459
Casinos & Gaming – 2.7%		
Boyd Gaming Corp., 6.375%, 4-1-26 (C)	374	391
Gateway Casinos & Entertainment Ltd., 8.500%, 11-26-20 (C)(E)	CAD 3,540	2,576
MCE Finance Ltd., 5.000%, 2-15-21 (C)	$ 600	594
Studio City Finance Ltd., 8.500%, 12-1-20 (C)	8,750	8,837
Wynn Macau Ltd., 5.250%, 10-15-21 (C)	8,498	8,267
		20,665
Department Stores – 0.4%		
Bon-Ton Stores, Inc. (The):		
10.625%, 7-15-17	815	750
8.000%, 6-15-21	4,995	2,048
		2,798
Distributors – 1.0%		
Pinnacle Operating Corp., 9.000%, 11-15-20 (C)	8,833	7,420

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Education Services – 2.6%		
Laureate Education, Inc., 10.000%, 9-1-19 (C)(F)	$22,872	$ 20,013
Hotels, Resorts & Cruise Lines – 0.2%		
Carlson Travel Holdings, 7.500%, 8-15-19 (C)(D)	1,890	1,805
Movies & Entertainment – 1.3%		
AMC Entertainment, Inc., 5.750%, 6-15-25	626	623
Cinemark USA, Inc.:		
5.125%, 12-15-22	208	212
4.875%, 6-1-23	2,900	2,864
EMI Music Publishing Group North America Holdings, 7.625%, 6-15-24 (C)	1,145	1,176
WMG Acquisition Corp., 6.750%, 4-15-22 (C)	5,314	5,354
		10,229
Publishing – 0.2%		
MDC Partners, Inc., 6.500%, 5-1-24 (C)	1,457	1,446
Specialized Consumer Services – 2.2%		
BakerCorp International, Inc., 8.250%, 6-1-19	10,903	9,213
Emdeon, Inc., 11.000%, 12-31-19	1,204	1,281
Nielsen Finance, 5.500%, 10-1-21 (C)	2,371	2,448
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4-15-22 (C)	3,885	3,963
		16,905
Specialty Stores – 1.5%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10-15-19 (C)(D)	11,107	9,718
Jo-Ann Stores, Inc., 8.125%, 3-15-19 (C)	1,205	1,154
NBTY, Inc., 7.625%, 5-15-21 (C)	710	711
		11,583
Total Consumer Discretionary – 24.8%		190,403
Consumer Staples		
Food Distributors – 1.6%		
Performance Food Group, Inc., 5.500%, 6-1-24 (C)	1,874	1,907
Simmons Foods, Inc., 7.875%, 10-1-21 (C)	8,112	7,382
U.S. Foods, Inc., 5.875%, 6-15-24 (C)	2,864	2,935
		12,224

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Hypermarkets & Super Centers – 0.1%		
Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC, 6.625%, 6-15-24 (C)	$ 477	$ 493
Packaged Foods & Meats – 1.7%		
Bumble Bee Foods LLC:		
9.000%, 12-15-17 (C)	906	917
9.625%, 3-15-18 (C)(D)	1,855	1,837
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10-28-20 (C)	400	422
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6-1-21 (C)	372	385
5.875%, 7-15-24 (C)	4,261	4,128
5.750%, 6-15-25 (C)	1,588	1,493
Post Holdings, Inc.:		
7.375%, 2-15-22	977	1,027
7.750%, 3-15-24 (C)	1,696	1,859
8.000%, 7-15-25 (C)	1,079	1,196
		13,264
Tobacco – 0.5%		
Prestige Brands, Inc., 5.375%, 12-15-21 (C)	3,658	3,713
Total Consumer Staples – 3.9%		29,694
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8-15-21 (C)(G)	4,390	3,029
Integrated Oil & Gas – 0.3%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.), 8.375%, 5-23-21	2,376	2,452
Oil & Gas Drilling – 0.6%		
Globe Luxembourg SCA, 9.625%, 5-1-18 (C)(F)	1,429	1,189
KCA DEUTAG UK Finance plc, 7.250%, 5-15-21 (C)	1,981	1,486
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C)(F)	4,601	2,156
Offshore Group Investment Ltd., 0.000%, 11-1-19	1,693	—
		4,831

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C)	$4,638	$ 4,452
Key Energy Services, Inc., 6.750%, 3-1-21	484	194
		4,646
Oil & Gas Exploration & Production – 2.7%		
Bellatrix Exploration Ltd., 8.500%, 5-15-20 (C)	2,247	1,550
California Resources Corp., 8.000%, 12-15-22 (C)	2,837	2,014
Clayton Williams Energy, Inc., 7.750%, 4-1-19	6,928	5,231
Crownrock L.P., 7.750%, 2-15-23 (C)	715	747
EnCana Corp., 6.500%, 8-15-34	1,094	1,097
Endeavor Energy Resources L.P.:		
7.000%, 8-15-21 (C)	2,185	2,147
8.125%, 9-15-23 (C)	758	773
Gulfport Energy Corp., 6.625%, 5-1-23	221	218
Laredo Petroleum, Inc., 7.375%, 5-1-22	2,300	2,306
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6-1-20 (G)	1,657	978
Parsley Energy LLC and Parsley Finance Corp., 6.250%, 6-1-24 (C)	429	436
Whiting Petroleum Corp., 6.500%, 10-1-18	3,145	3,019
		20,516
Oil & Gas Refining & Marketing – 1.5%		
PBF Holding Co. LLC and PBF Finance Corp., 7.000%, 11-15-23 (C)	2,455	2,372
Seven Generations Energy Ltd.:		
8.250%, 5-15-20 (C)	4,093	4,241
6.750%, 5-1-23 (C)	4,505	4,539
		11,152
Oil & Gas Storage & Transportation – 0.1%		
Access Midstream Partners L.P., 4.875%, 5-15-23	1,191	1,152
Total Energy – 6.2%		47,778
Financials		
Consumer Finance – 0.9%		
Creditcorp, 12.000%, 7-15-18 (C)	4,228	1,607

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Finance (Continued)		
Quicken Loans, Inc.,		
5.750%, 5-1-25 (C)	$ 3,346	$ 3,229
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5-15-18 (C)	2,366	1,360
Speedy Group Holdings Corp.,		
12.000%, 11-15-17 (C)	986	375
		6,571
Diversified Capital Markets – 1.1%		
Patriot Merger Corp.,		
9.000%, 7-15-21 (C)	8,406	8,101
Industrial REITs – 1.1%		
Aircastle Ltd.:		
5.125%, 3-15-21	5,883	6,118
5.500%, 2-15-22	1,532	1,593
5.000%, 4-1-23	1,015	1,032
		8,743
Investment Banking & Brokerage – 0.1%		
GFI Group, Inc.,		
8.375%, 7-19-18 (F)	851	919
Other Diversified Financial Services – 2.7%		
AAF Holdings LLC and AAF Finance Co.,		
12.000%, 7-1-19 (C)(D)	2,569	2,517
Balboa Merger Sub, Inc.,		
11.375%, 12-1-21 (C)	9,982	7,936
Greektown Holdings LLC and Greektown Mothership Corp.,		
8.875%, 3-15-19 (C)	2,672	2,772
New Cotai LLC and New Cotai Capital Corp.,		
10.625%, 5-1-19 (C)(D)	12,079	7,459
		20,684
Property & Casualty Insurance – 1.8%		
Hub International Ltd.,		
7.875%, 10-1-21 (C)	3,563	3,420
Onex USI Acquisition Corp.,		
7.750%, 1-15-21 (C)	10,688	10,581
		14,001
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc.,		
8.125%, 7-15-19 (C)(D)	2,440	2,342
Real Estate Operating Companies – 0.1%		
VEREIT Operating Partnership L.P. (GTD by VEREIT, Inc.),		
4.875%, 6-1-26	476	488

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialized Finance – 1.5%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6-15-21 (C)	$ 950	$ 976
5.875%, 6-15-21 (C)	667	684
5.450%, 6-15-23 (C)	475	493
7.125%, 6-15-24 (C)	667	697
6.020%, 6-15-26 (C)	950	986
Flexi-Van Leasing, Inc.,		
7.875%, 8-15-18 (C)	1,254	1,216
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9-15-18 (C)	7,798	6,238
		11,290
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.750%, 6-15-21 (C)	4,973	4,712
Total Financials – 10.2%		77,851
Health Care		
Health Care Facilities – 2.3%		
Centene Escrow Corp.:		
5.625%, 2-15-21 (C)	634	661
6.125%, 2-15-24 (C)	453	482
Greatbatch Ltd.,		
9.125%, 11-1-23 (C)	2,788	2,778
HCA, Inc.,		
5.250%, 6-15-26	652	676
MPH Acquisition Holdings LLC,		
7.125%, 6-1-24 (C)	1,906	2,001
Surgery Center Holdings, Inc.,		
8.875%, 4-15-21 (C)	4,847	4,980
Tenet Healthcare Corp.:		
6.750%, 2-1-20	1,408	1,390
8.125%, 4-1-22	4,662	4,778
		17,746
Health Care Supplies – 0.6%		
Kinetic Concepts, Inc. and KCI USA, Inc.,		
10.500%, 11-1-18	1,504	1,500
Ortho-Clinical Diagnostics,		
6.625%, 5-15-22 (C)	1,965	1,631
Universal Hospital Services, Inc.,		
7.625%, 8-15-20	1,579	1,451
		4,582
Pharmaceuticals – 2.6%		
Concordia Healthcare Corp.:		
9.500%, 10-21-22 (C)	10,096	9,415
7.000%, 4-15-23 (C)	1,144	975

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Pharmaceuticals (Continued)		
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8-1-23 (C)	$ 2,117	$ 2,165
JLL/Delta Dutch Pledgeco B.V.,		
8.750%, 5-1-20 (C)(D)	4,648	4,648
VPII Escrow Corp.,		
7.500%, 7-15-21 (C)	1,750	1,543
VRX Escrow Corp.,		
5.375%, 3-15-20 (C)	1,574	1,345
		20,091
Total Health Care – 5.5%		42,419
Industrials		
Aerospace & Defense – 3.2%		
KLX, Inc.,		
5.875%, 12-1-22 (C)	3,335	3,268
Silver II Borrower SCA and Silver II U.S. Holdings,		
7.750%, 12-15-20 (C)	7,371	6,505
TransDigm Group, Inc.,		
7.500%, 7-15-21	1,398	1,477
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7-15-22	5,075	5,101
6.500%, 7-15-24	5,515	5,543
6.375%, 6-15-26 (C)	2,490	2,484
		24,378
Air Freight & Logistics – 0.2%		
TRAC Intermodal LLC and TRAC Intermodal Corp.,		
11.000%, 8-15-19	939	990
XPO Logistics, Inc.,		
6.500%, 6-15-22 (C)	935	892
		1,882
Building Products – 1.0%		
Ply Gem Industries, Inc.,		
6.500%, 2-1-22	5,467	5,364
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4-15-22 (C)	373	395
6.125%, 7-15-23	777	766
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6-15-24 (C)	953	953
		7,478
Diversified Support Services – 0.2%		
Algeco Scotsman Global Finance plc,		
8.500%, 10-15-18 (C)	970	786

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Support Services (Continued)		
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9-15-26	$ 472	$ 468
		1,254
Environmental & Facilities Services – 0.5%		
GFL Environmental, Inc.:		
7.875%, 4-1-20 (C)	3,146	3,162
9.875%, 2-1-21 (C)	851	906
		4,068
Railroads – 0.6%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5-1-19 (C)	3,449	3,432
9.750%, 5-1-20 (C)	1,017	864
		4,296
Security & Alarm Services – 0.8%		
Prime Security Services Borrower LLC,		
9.250%, 5-15-23 (C)	5,948	6,305
Trading Companies & Distributors – 0.2%		
HD Supply, Inc.,		
5.750%, 4-15-24 (C)	1,640	1,706
Total Industrials – 6.7%		51,367
Information Technology		
Application Software – 2.1%		
Ensemble S Merger Sub, Inc.,		
9.000%, 9-30-23 (C)	1,871	1,848
Infor Software Parent LLC and Infor Software Parent, Inc.,		
7.125%, 5-1-21 (C)(D)	2,461	2,190
Kronos Acquisition Holdings, Inc.,		
9.000%, 8-15-23 (C)	8,916	8,738
Michael Baker Holdings LLC and Michael Baker Finance Corp.,		
8.875%, 4-15-19 (C)(D)	653	525
Michael Baker International LLC,		
8.250%, 10-15-18 (C)	3,062	2,970
		16,271
Communications Equipment – 0.7%		
West Corp.,		
5.375%, 7-15-22 (C)	5,972	5,554
Data Processing & Outsourced Services – 2.1%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (C)	1,110	1,124
6.375%, 4-1-20 (C)	3,362	3,387
5.375%, 8-1-22 (C)	4,224	4,045

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services (Continued)		
Italics Merger Sub, Inc.,		
7.125%, 7-15-23 (C)	$ 8,150	$ 7,722
		16,278
Electronic Manufacturing Services – 0.3%		
KEMET Corp.,		
10.500%, 5-1-18	2,639	2,507
IT Consulting & Other Services – 0.8%		
NCR Escrow Corp.:		
5.875%, 12-15-21	2,509	2,547
6.375%, 12-15-23	3,346	3,413
		5,960
Semiconductors – 1.2%		
Micron Technology, Inc.:		
5.875%, 2-15-22	4,282	4,025
7.500%, 9-15-23 (C)	1,931	2,065
5.500%, 2-1-25	3,064	2,604
		8,694
Technology Hardware, Storage & Peripherals – 0.3%		
Western Digital Corp.:		
7.375%, 4-1-23 (C)	468	498
10.500%, 4-1-24 (C)	1,414	1,513
		2,011
Total Information Technology – 7.5%		57,275
Materials		
Aluminum – 1.4%		
Constellium N.V.:		
8.000%, 1-15-23 (C)	3,774	3,321
5.750%, 5-15-24 (C)	1,851	1,458
Kaiser Aluminum Corp.,		
5.875%, 5-15-24 (C)	379	389
Wise Metals Group LLC,		
8.750%, 12-15-18 (C)	2,712	2,495
Wise Metals Intermediate Holdings,		
9.750%, 6-15-19 (C)(D)	5,689	3,072
		10,735
Construction Materials – 0.8%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (C)	6,615	5,887
Diversified Chemicals – 0.4%		
PQ Corp.,		
6.750%, 11-15-22 (C)	284	296
PSPC Escrow Corp.,		
6.500%, 2-1-22 (C)	1,923	1,692
PSPC Escrow II Corp.,		
10.375%, 5-1-21 (C)	796	802
		2,790
Diversified Metals & Mining – 1.2%		
Artsonig Pty Ltd.,		
11.500%, 4-1-19 (C)(D)	4,861	389

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Crystal Merger Sub, Inc.,		
7.625%, 10-15-21 (C)	$ 489	$ 342
FMG Resources Pty Ltd.:		
9.750%, 3-1-22 (C)	371	410
6.875%, 4-1-22 (C)	5,144	4,887
Lundin Mining Corp.:		
7.500%, 11-1-20 (C)	1,326	1,352
7.875%, 11-1-22 (C)	1,091	1,116
U.S. Steel Corp.,		
8.375%, 7-1-21 (C)	661	697
		9,193
Metal & Glass Containers – 1.1%		
Ardagh Finance Holdings,		
8.625%, 6-15-19 (C)(D)	3,128	3,159
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.:		
6.000%, 6-30-21 (C)	517	513
7.250%, 5-15-24 (C)	1,443	1,473
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC,		
7.125%, 5-1-18 (C)	1,004	1,034
Signode Industrial Group,		
6.375%, 5-1-22 (C)	2,865	2,739
		8,918
Paper Packaging – 0.6%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A.,		
6.000%, 6-15-17 (C)	790	792
Coveris Holdings S.A.,		
7.875%, 11-1-19 (C)	610	592
Reynolds Group Holdings Ltd.,		
9.875%, 8-15-19	746	770
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.:		
5.125%, 7-15-23 (C)	1,432	1,450
7.000%, 7-15-24 (C)	764	787
		4,391
Total Materials – 5.5%		41,914
Telecommunication Services		
Alternative Carriers – 0.9%		
Consolidated Communications Finance II Co.,		
6.500%, 10-1-22	1,880	1,687
Level 3 Communications, Inc.,		
5.750%, 12-1-22	1,317	1,333
Level 3 Escrow II, Inc.,		
5.375%, 8-15-22	3,015	3,045

JUNE 30, 2016 (UNAUDITED)
HIGH INCOME *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers (Continued)		
Zayo Group LLC and Zayo Capital, Inc.,		
6.000%, 4-1-23	$ 679	$ 693
		6,758
Integrated Telecommunication Services – 3.4%		
BCP (Singapore) VI Cayman Financing Co. Ltd.,		
8.000%, 4-15-21 (C)	377	323
Frontier Communications Corp.:		
8.875%, 9-15-20	2,664	2,844
6.250%, 9-15-21	1,501	1,415
10.500%, 9-15-22	1,567	1,658
7.125%, 1-15-23	367	328
6.875%, 1-15-25	1,041	874
11.000%, 9-15-25	1,763	1,831
GCI, Inc.,		
6.875%, 4-15-25	3,604	3,647
Sprint Corp.:		
7.250%, 9-15-21	8,023	6,840
7.875%, 9-15-23	5,563	4,548
7.125%, 6-15-24	2,049	1,621
		25,929
Wireless Telecommunication Service – 1.9%		
Sable International Finance Ltd.,		
6.875%, 8-1-22 (C)	3,844	3,861
Sprint Nextel Corp.:		
6.000%, 12-1-16	905	911
9.125%, 3-1-17	466	480
8.375%, 8-15-17	1,762	1,810
9.000%, 11-15-18 (C)	569	606
7.000%, 8-15-20	466	417
T-Mobile USA, Inc.:		
6.464%, 4-28-19	1,350	1,372
6.731%, 4-28-22	196	206
6.000%, 4-15-24	1,683	1,750
6.500%, 1-15-26	3,251	3,430
		14,843
Total Telecommunication Services – 6.2%		47,530
TOTAL CORPORATE DEBT SECURITIES – 76.5%		$586,231
(Cost: $633,636)		

LOANS (F)	Principal	Value
Consumer Discretionary		
Advertising – 0.2%		
Advantage Sales & Marketing, Inc.,		
7.500%, 7-25-22	1,943	1,800
Apparel Retail – 1.3%		
Talbots, Inc. (The):		
5.500%, 3-19-20	$ 2,322	$ 2,246
9.500%, 3-19-21	6,489	6,003
True Religion Apparel, Inc.,		
5.875%, 7-30-19	4,234	1,799
		10,048
Casinos & Gaming – 0.2%		
Gateway Casinos & Entertainment Ltd.:		
5.250%, 11-26-19 (E)	CAD 1,921	1,442
5.950%, 11-26-19 (E)	5	4
		1,446
Department Stores – 0.1%		
Belk, Inc.,		
0.000%, 12-10-22 (H)	$ 1,096	867
General Merchandise Stores – 0.8%		
BJ's Wholesale Club, Inc.,		
8.500%, 3-31-20	4,257	4,097
Orchard Acquisition Co. LLC,		
7.000%, 2-8-19	6,634	2,255
		6,352
Housewares & Specialties – 0.2%		
KIK Custom Products, Inc.,		
6.000%, 8-26-22	1,543	1,518
Movies & Entertainment – 0.3%		
Formula One Holdings Ltd. and Delta Two S.a.r.l.,		
7.750%, 7-29-22	2,164	2,048
Total Consumer Discretionary – 3.1%		24,079
Consumer Staples		
Food Distributors – 0.3%		
Chefs' Warehouse, Inc. (The):		
0.000%, 6-22-22 (H)	243	242
5.750%, 6-22-22	2,154	2,140
		2,382
Food Retail – 0.4%		
Focus Brands, Inc.,		
10.250%, 8-21-18	2,837	2,830
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc.,		
9.250%, 10-21-22	1,807	1,717
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC,		
7.750%, 6-30-22	1,386	1,247
Total Consumer Staples – 1.1%		8,176

LOANS (F) (Continued)	Principal	Value
Energy		
Coal & Consumable Fuels – 0.2%		
Westmoreland Coal Co.,		
7.500%, 12-16-20	$ 1,935	$ 1,451
Oil & Gas Drilling – 0.4%		
KCA Deutag Alpha Ltd.,		
6.250%, 5-16-20	4,262	3,276
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas LLC,		
11.750%, 12-31-18 (G)	468	16
Oil & Gas Storage & Transportation – 0.2%		
Bowie Resources Holdings LLC:		
8.750%, 8-12-20	900	738
12.500%, 2-16-21	857	677
		1,415
Total Energy – 0.8%		6,158
Financials		
Other Diversified Financial Services – 0.4%		
WP Mustang Holdings LLC,		
10.000%, 5-29-22	3,313	3,289
Specialized Finance – 0.3%		
Bats Global Markets, Inc.,		
0.000%, 6-20-23 (H)	1,917	1,906
Total Financials – 0.7%		5,195
Health Care		
Life Sciences Tools & Services – 0.3%		
Atrium Innovations, Inc.,		
7.750%, 8-10-21	2,893	2,691
Total Health Care – 0.3%		2,691
Industrials		
Building Products – 0.4%		
C.H.I. Overhead Doors, Inc.,		
8.750%, 7-31-23	1,935	1,858
Hampton Rubber Co. & SEI Holding Corp.,		
9.000%, 3-27-22	1,785	1,249
		3,107
Construction & Engineering – 0.1%		
Tensar International Corp.,		
9.500%, 7-10-22	1,122	724
Industrial Conglomerates – 0.2%		
Crosby Worldwide Ltd.,		
7.000%, 11-22-21	2,072	1,339

JUNE 30, 2016 (UNAUDITED)

LOANS (F) (Continued)	Principal	Value
Industrial Machinery – 0.7%		
Dynacast International LLC,		
9.500%, 1-30-23	$ 5,443	$ 5,198
Research & Consulting Services – 0.1%		
Larchmont Resources LLC,		
11.250%, 8-7-19 (G)	2,772	998
Total Industrials – 1.5%		11,366
Information Technology		
Application Software – 3.9%		
Applied Systems, Inc.,		
7.500%, 1-23-22	2,286	2,263
Aptean Holdings, Inc.,		
5.250%, 2-27-20	1,302	1,280
Misys plc and Magic Newco LLC,		
12.000%, 6-12-19	21,429	22,273
TIBCO Software, Inc.,		
6.500%, 12-4-20	4,226	3,864
		29,680
Internet Software & Services – 0.6%		
TravelCLICK, Inc. & TCH-2		
Holdings LLC:		
5.500%, 5-12-21	2,196	2,174
8.750%, 11-12-21	2,827	2,601
		4,775
IT Consulting & Other Services – 0.5%		
Active Network, Inc. (The),		
5.500%, 11-15-20	1,768	1,748
Triple Point Group Holdings, Inc.,		
5.250%, 7-13-20	2,480	2,029
		3,777
Total Information Technology – 5.0%		38,232
Materials		
Diversified Metals & Mining – 0.3%		
EP Minerals LLC,		
8.500%, 8-20-21	996	911

LOANS (F) (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
FMG Resources Pty Ltd.,		
4.250%, 6-30-19	$ 1,348	$ 1,287
		2,198
Paper Packaging – 0.4%		
FPC Holdings, Inc.,		
9.250%, 5-27-20	1,740	1,148
Ranpak (Rack Merger),		
8.250%, 10-1-22	1,982	1,745
		2,893
Specialty Chemicals – 0.7%		
Chemstralia Ltd.,		
7.250%, 2-26-22	4,417	4,351
Chromaflo Technologies Corp.,		
8.250%, 6-2-20	1,145	1,031
MacDermid, Inc.:		
0.000%, 6-7-20 (H)	187	184
5.500%, 6-7-20	94	92
		5,658
Total Materials – 1.4%		10,749
TOTAL LOANS – 13.9%		$106,646
(Cost: $121,939)		
SHORT-TERM SECURITIES		
Commercial Paper (I) – 7.6%		
Baxter International, Inc.,		
0.630%, 7-5-16	4,000	4,000
Bemis Co., Inc.:		
0.710%, 7-8-16	2,000	2,000
0.740%, 7-15-16	4,000	3,999
BorgWarner, Inc.,		
0.670%, 7-12-16	8,000	7,998
Ecolab, Inc.:		
0.740%, 7-13-16	8,000	7,998
0.740%, 7-15-16	4,000	3,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (I) (Continued)		
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.380%, 7-12-16	$5,000	$ 4,999
Kellogg Co.,		
0.710%, 7-6-16	5,231	5,230
Kroger Co. (The),		
0.570%, 7-1-16	3,244	3,244
Mondelez International, Inc.,		
0.630%, 7-7-16	5,000	4,999
St. Jude Medical, Inc.,		
0.650%, 7-1-16	9,709	9,709
		58,175
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (J)	1,344	1,344
Municipal Obligations – 0.0%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.),		
0.400%, 7-1-16 (J)	293	293
TOTAL SHORT-TERM SECURITIES – 7.8%		$ 59,812
(Cost: $59,813)		
TOTAL INVESTMENT SECURITIES – 98.7%		$756,485
(Cost: $819,297)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (K) – 1.3%		9,694
NET ASSETS – 100.0%		$ 766,179

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $426,430 or 55.7% of net assets.

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD—Canadian Dollar and EUR—Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016.

(G)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(H)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

(I)Rate shown is the yield to maturity at June 30, 2016.

(J)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

(K)Cash of $130 is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

The following forward foreign currency contracts were outstanding at June 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	5,176	U.S. Dollar	4,059	7-25-16	Morgan Stanley International	$52	$—
Euro	578	U.S. Dollar	655	7-25-16	Morgan Stanley International	13	—
						$65	$—

The following total return swap agreements were outstanding at June 30, 2016:

Counterparty	Underlying Security	Termination Date	Notional Amount(1)	Financing Fee(2)(3)	Unrealized Appreciation
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	12/20/2016	$2,453	3M LIBOR less 0.62340%	$2

(1)Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2)The Portfolio pays the financing fee multiplied by the notional amount each quarter.

(3)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the receiver, a Portfolio would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ —	$ 74
Industrials	252	—	—
Utilities	119	—	—
Total Common Stocks	$ 371	$ —	$ 74
Preferred Stocks	3,351	—	—
Corporate Debt Securities	—	586,231	—
Loans	—	77,719	28,927
Short-Term Securities	—	59,812	—
Total	$3,722	$723,762	$29,001
Forward Foreign Currency Contracts	$ —	$ 65	$ —
Total Return Swaps	$ —	$ 2	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Loans
Beginning Balance 1-1-16	$62	$—	$40,479
Net realized gain (loss)	—	—	(2,088)
Net change in unrealized appreciation (depreciation)	12	(2)	1,728
Purchases	—	—	—
Sales	—	—	(13,575)
Amortization/Accretion of premium/discount	—	—	(153)
Transfers into Level 3 during the period	—	2	8,751
Transfers out of Level 3 during the period	—	—	(6,215)
Ending Balance 6-30-16	$74	$—	$28,927
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-16	$12	$(2)	$ 408

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended June 30, 2016, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 6-30-16	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 74	Broker	Broker quotes
Loans	28,927	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter
REITS = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	96.7%
Financials	17.4%
Health Care	15.4%
Consumer Discretionary	13.8%
Industrials	12.7%
Consumer Staples	9.6%
Information Technology	8.3%
Materials	7.9%
Energy	7.2%
Telecommunication Services	4.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.3%

Country Weightings

Europe	54.1%
United Kingdom	18.6%
Germany	7.2%
Switzerland	5.8%
France	5.5%
Ireland	5.0%
Other Europe	12.0%
Pacific Basin	32.8%
Japan	18.7%
China	5.1%
Australia	4.2%
Other Pacific Basin	4.8%
Other	4.4%
North America	4.0%
South America	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.3%

Top 10 Equity Holdings

Company	Country	Sector	Industry
SoftBank Group Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Bridgestone Corp.	Japan	Consumer Discretionary	Tires & Rubber
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	Sweden	Materials	Paper Products
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Shire Pharmaceuticals Group plc ADR	Ireland	Health Care	Pharmaceuticals
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Mitsubishi Heavy Industries Ltd.	Japan	Industrials	Industrial Machinery
Pernod Ricard	France	Consumer Staples	Distillers & Vintners
Nokia OYJ	Finland	Information Technology	Communications Equipment

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

INTERNATIONAL CORE EQUITY *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Energy – 1.0%		
Oil Search Ltd.	1,178	$ 5,950
Financials – 1.6%		
Westpac Banking Corp.	458	10,163
Health Care – 0.1%		
Cochlear Ltd.	6	560
Materials – 1.5%		
Amcor Ltd.	861	9,685
Total Australia – 4.2%		$26,358
Brazil		
Consumer Staples – 0.8%		
Hypermarcas S.A.	647	4,682
Information Technology – 0.6%		
MercadoLibre, Inc.	28	3,925
Total Brazil – 1.4%		$ 8,607
Canada		
Energy – 1.2%		
Suncor Energy, Inc.	268	7,443
Total Canada – 1.2%		$ 7,443
China		
Consumer Discretionary – 1.3%		
JD.com, Inc. ADR (A)	388	8,245
Consumer Staples – 1.8%		
Kweichow Moutai Co. Ltd., A Shares	252	11,101
Financials – 1.3%		
PICC Property and Casualty Co. Ltd., H Shares	5,337	8,414
Information Technology – 0.7%		
Alibaba Group Holding Ltd. ADR (A)	60	4,740
Total China – 5.1%		$32,500
Denmark		
Financials – 1.2%		
Danske Bank A.S.	285	7,504
Total Denmark – 1.2%		$ 7,504

COMMON STOCKS (Continued)	Shares	Value
Finland		
Information Technology – 2.7%		
Nokia Corp., Series A ADR	804	$ 4,575
Nokia OYJ	2,260	12,873
		17,448
Total Finland – 2.7%		$ 17,448
France		
Consumer Staples – 2.0%		
Pernod Ricard	118	13,042
Industrials – 3.5%		
Bouygues S.A.	237	6,789
European Aeronautic Defence and Space Co.	151	8,667
Vinci	96	6,753
		22,209
Total France – 5.5%		$ 35,251
Germany		
Health Care – 5.2%		
Bayer AG	86	8,621
Fresenius Medical Care AG & Co. KGaA	112	9,730
Fresenius SE & Co. KGaA	198	14,561
		32,912
Industrials – 2.0%		
Deutsche Post AG	450	12,686
Total Germany – 7.2%		$45,598
Hong Kong		
Financials – 2.9%		
AIA Group Ltd.	1,424	8,565
Cheung Kong (Holdings) Ltd.	904	9,947
		18,512
Total Hong Kong – 2.9%		$ 18,512
Ireland		
Health Care – 2.3%		
Shire Pharmaceuticals Group plc ADR	78	14,346
Materials – 2.7%		
CRH plc	320	9,389
James Hardie Industries plc, Class C	525	8,130
		17,519
Total Ireland – 5.0%		$ 31,865

COMMON STOCKS (Continued)	Shares	Value
Israel		
Health Care – 2.5%		
Teva Pharmaceutical Industries Ltd. ADR	318	$ 15,975
Total Israel – 2.5%		$ 15,975
Italy		
Consumer Discretionary – 0.7%		
Luxottica Group S.p.A.	93	4,532
Financials – 0.9%		
Banca Intesa S.p.A.	3,103	5,910
Total Italy – 1.6%		$ 10,442
Japan		
Consumer Discretionary – 6.3%		
Bridgestone Corp.	460	14,767
Honda Motor Co. Ltd.	473	11,875
Isuzu Motors Ltd.	855	10,530
Nissin Kogyo Co. Ltd.	252	3,222
		40,394
Energy – 1.5%		
Inpex Corp.	1,213	9,487
Financials – 2.9%		
Dai-ichi Mutual Life Insurance Co. (The)	539	6,030
Sumitomo Mitsui Financial Group, Inc.	210	6,073
Tokio Marine Holdings, Inc.	192	6,382
		18,485
Industrials – 3.5%		
Komatsu Ltd.	517	8,973
Mitsubishi Heavy Industries Ltd.	3,265	13,129
		22,102
Information Technology – 0.6%		
Murata Manufacturing Co. Ltd.	36	3,980
Telecommunication Services – 3.9%		
SoftBank Group Corp.	433	24,504
Total Japan – 18.7%		$118,952
Luxembourg		
Energy – 0.6%		
Tenaris S.A.	148	2,142
Tenaris S.A. ADR	63	1,805
		3,947
Total Luxembourg – 0.6%		$ 3,947

SCHEDULE OF INVESTMENTS

INTERNATIONAL CORE EQUITY *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Netherlands		
Financials – 1.0%		
ING Groep N.V., Certicaaten Van Aandelen	630	$ 6,521
Information Technology – 0.2%		
ASML Holding N.V., Ordinary Shares	10	985
Total Netherlands – 1.2%		$ 7,506
South Africa		
Consumer Discretionary – 1.9%		
Naspers Ltd., Class N	79	12,093
Total South Africa – 1.9%		$ 12,093
South Korea		
Information Technology – 1.6%		
Samsung Electronics Co. Ltd.	8	10,424
Total South Korea – 1.6%		$ 10,424
Spain		
Financials – 1.4%		
Banco Bilbao Vizcaya Argentaria S.A.	1,500	8,595
Total Spain – 1.4%		$ 8,595
Sweden		
Financials – 1.0%		
SwedBank AB	306	6,433
Materials – 2.3%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	457	14,674
Total Sweden – 3.3%		$ 21,107
Switzerland		
Consumer Staples – 1.4%		
Nestle S.A., Registered Shares	110	8,492
Health Care – 2.9%		
Novartis AG ADR	26	2,129
Novartis AG, Registered Shares	109	8,988
Roche Holdings AG, Genusscheine	28	7,415
		18,532
Industrials – 1.5%		
Adecco S.A.	190	9,579
Total Switzerland – 5.8%		$36,603

COMMON STOCKS (Continued)	Shares	Value
Taiwan		
Information Technology – 0.3%		
Hon Hai Precision Industry Co. Ltd.	765	$ 1,971
Total Taiwan – 0.3%		$ 1,971
United Kingdom		
Consumer Discretionary – 2.9%		
Carnival plc	84	3,744
Whitbread plc	56	2,611
WPP Group plc	587	12,232
		18,587
Consumer Staples – 3.6%		
Diageo plc	70	1,967
Diageo plc ADR	21	2,404
Imperial Tobacco Group plc	172	9,312
Unilever plc	195	9,322
		23,005
Energy – 2.9%		
BP plc	1,700	9,950
Royal Dutch Shell plc, Class A	7	179
Royal Dutch Shell plc, Class B	288	7,965
		18,094
Financials – 2.7%		
Aviva plc	1,381	7,281
Legal & General Group plc	2,743	7,021
Prudential plc	174	2,951
		17,253
Health Care – 2.4%		
Shire plc	103	6,353
Smith & Nephew plc	527	8,956
		15,309
Industrials – 2.2%		
BAE Systems plc	2,012	14,084
Materials – 1.4%		
Rio Tinto plc	219	6,816
Rio Tinto plc ADR	71	2,229
		9,045
Telecommunication Services – 0.5%		
BT Group plc	569	3,126
Total United Kingdom – 18.6%		$118,503

COMMON STOCKS (Continued)	Shares	Value
United States		
Consumer Discretionary – 0.7%		
Carnival Corp.	101	$ 4,469
Information Technology – 1.6%		
Cognizant Technology Solutions Corp., Class A (A)	178	10,167
Total United States – 2.3%		$ 14,636
TOTAL COMMON STOCKS – 96.2%		$ 611,840
(Cost: $657,387)		
PREFERRED STOCKS		
United States		
Financials – 0.5%		
Mandatory Exchangeable Trust, 5.750% (A)(B)	29	2,965
Total United States – 0.5%		$ 2,965
TOTAL PREFERRED STOCKS – 0.5%		$ 2,965
(Cost: $2,900)		
SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.7%		
Army & Air Force Exchange Service, 0.360%, 7-14-16	$5,000	4,999
Kroger Co. (The), 0.570%, 7-1-16	5,744	5,744
		10,743
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (D)	2,473	2,473
TOTAL SHORT-TERM SECURITIES – 2.1%		$ 13,216
(Cost: $13,216)		
TOTAL INVESTMENT SECURITIES – 98.8%		$ 628,021
(Cost: $673,503)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		7,582
NET ASSETS – 100.0%		$635,603

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $2,965 or 0.5% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2016.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	22,100	U.S. Dollar	32,714	7-25-16	Barclays Capital, Inc.	$3,288	$—
Euro	45,100	U.S. Dollar	50,123	7-25-16	State Street Global Markets	35	—
						$3,323	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 12,714	$ 75,606	$—
Consumer Staples	7,086	53,236	—
Energy	9,248	35,673	—
Financials	—	107,790	—
Health Care	32,450	65,184	—
Industrials	—	80,660	—
Information Technology	23,407	30,233	—
Materials	2,229	48,694	—
Telecommunication Services	—	27,630	—
Total Common Stocks	$ 87,134	$524,706	$—
Preferred Stocks	2,965	—	—
Short-Term Securities	—	13,216	—
Total	$90,099	$537,922	$—
Forward Foreign Currency Contracts	$ —	$ 3,323	$—

During the period ended June 30, 2016, securities totaling $465,471 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Financials	17.4%
Health Care	15.4%
Consumer Discretionary	13.8%
Industrials	12.7%
Consumer Staples	9.6%
Information Technology	8.3%
Materials	7.9%

Market Sector Diversification (Continued)

Energy	7.2%
Telecommunication Services	4.4%
Other+	3.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Bonds	96.8%
Corporate Debt Securities	60.7%
United States Government and Government Agency Obligations	34.3%
Asset-Backed Securities	0.7%
Municipal Bonds – Taxable	0.7%
Mortgage-Backed Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.2%

Quality Weightings

Investment Grade	89.8%
AAA	0.6%
AA	36.9%
A	22.2%
BBB	30.1%
Non-Investment Grade	7.0%
BB	2.3%
B	0.6%
CCC	0.4%
Non-rated	3.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.2%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2016 (UNAUDITED)SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	$1,000	$1,034
SBA Tower Trust, Series 2013-1C (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.240%, 4-16-18 (A)	1,700	1,705
TOTAL ASSET-BACKED SECURITIES – 0.7%		$2,739
(Cost: $2,698)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.3%		
TJX Cos., Inc. (The), 2.750%, 6-15-21	1,000	1,056
Apparel, Accessories & Luxury Goods – 0.8%		
Hanesbrands, Inc., 4.625%, 5-15-24 (A)	1,500	1,504
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6-29-17 (A)	1,725	1,734
		3,238
Auto Parts & Equipment – 0.6%		
BorgWarner Automotive, Inc., 8.000%, 10-1-19	2,000	2,343
Automobile Manufacturers – 1.4%		
BMW U.S. Capital LLC, 2.000%, 4-11-21 (A)	1,500	1,519
Toyota Motor Credit Corp., 2.000%, 10-24-18	4,000	4,078
		5,597
Cable & Satellite – 2.1%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 4.450%, 4-1-24	1,190	1,303
Lender Processing Services, Inc. and Black Knight Lending Solutions, Inc., 5.750%, 4-15-23	1,076	1,127
Time Warner Cable, Inc., 5.850%, 5-1-17	1,901	1,968
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10-15-17	3,337	3,587
		7,985
General Merchandise Stores – 1.1%		
Dollar General Corp., 4.125%, 7-15-17	4,000	4,113
Hotels, Resorts & Cruise Lines – 0.2%		
Marriott International, Inc., Series Q, 2.300%, 1-15-22	1,000	1,004

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet Retail – 1.0%		
Amazon.com, Inc.:		
1.200%, 11-29-17	$2,000	$ 2,007
3.800%, 12-5-24	1,520	1,705
		3,712
Leisure Products – 0.3%		
Mattel, Inc., 2.500%, 11-1-16	1,000	1,005
Total Consumer Discretionary – 7.8%		30,053
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A./N.V., 3.300%, 2-1-23	2,090	2,199
SABMiller Holdings, Inc., 3.750%, 1-15-22 (A)	1,500	1,608
		3,807
Distillers & Vintners – 0.9%		
Beam, Inc., 1.875%, 5-15-17	2,672	2,682
Constellation Brands, Inc., 3.875%, 11-15-19	945	995
		3,677
Drug Retail – 0.5%		
CVS Health Corp., 2.250%, 12-5-18	2,000	2,046
Food Distributors – 0.7%		
Bestfoods, 7.000%, 10-15-17	2,500	2,681
Food Retail – 0.4%		
Kroger Co. (The), 6.800%, 12-15-18	1,245	1,401
Packaged Foods & Meats – 1.8%		
Hershey Co. (The), 1.600%, 8-21-18	2,000	2,032
Kraft Heinz Foods Co., 4.875%, 2-15-25 (A)	2,250	2,468
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8-15-19	2,459	2,526
		7,026
Total Consumer Staples – 5.3%		20,638
Energy		
Integrated Oil & Gas – 0.4%		
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11-8-18	1,500	1,520

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 1.2%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	$1,850	$ 2,072
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.950%, 9-14-16 (A)	1,000	1,002
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.), 1.250%, 8-1-17 (A)	1,500	1,499
		4,573
Oil & Gas Exploration & Production – 2.0%		
BP Capital Markets plc (GTD by BP plc), 1.674%, 2-13-18	3,750	3,779
ConocoPhillips Co. (GTD by ConocoPhillips), 3.350%, 11-15-24	1,000	1,030
EQT Corp., 8.125%, 6-1-19	2,650	2,919
		7,728
Oil & Gas Refining & Marketing – 0.7%		
Shell International Finance B.V. (GTD by Royal Dutch Shell plc), 2.000%, 11-15-18	2,625	2,670
Oil & Gas Storage & Transportation – 1.1%		
El Paso Corp., 7.000%, 6-15-17	2,000	2,083
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	2,000	2,108
		4,191
Total Energy – 5.4%		20,682
Financials		
Asset Management & Custody Banks – 0.7%		
Ares Capital Corp., 3.875%, 1-15-20	2,820	2,917
Consumer Finance – 4.0%		
American Honda Finance Corp.:		
7.625%, 10-1-18 (A)	1,000	1,138
2.125%, 10-10-18	3,000	3,080
Capital One Financial Corp., 6.750%, 9-15-17	1,000	1,060
Discover Financial Services, 3.950%, 11-6-24	2,775	2,846
Ford Motor Credit Co. LLC, 5.000%, 5-15-18	1,126	1,193
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
2.400%, 5-9-19	3,000	3,004
4.200%, 3-1-21	1,000	1,046
Hyundai Capital America, 2.875%, 8-9-18 (A)	1,000	1,025

SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Total System Services, Inc.,		
3.800%, 4-1-21	$ 850	$ 900
		15,292
Diversified Banks – 4.0%		
Ally Financial, Inc.,		
5.500%, 2-15-17	1,630	1,654
Bank of America Corp.,		
2.625%, 4-19-21	1,500	1,523
Bank of New York Mellon Corp. (The),		
2.300%, 9-11-19	2,550	2,602
BB&T Corp.,		
2.050%, 5-10-21	1,150	1,167
Bear Stearns Co., Inc. (The),		
6.400%, 10-2-17	2,000	2,125
Branch Banking and Trust Co.,		
1.450%, 5-10-19	2,000	2,008
Huntington Bancshares, Inc.,		
3.150%, 3-14-21	1,000	1,036
Huntington National Bank,		
2.200%, 11-6-18	1,000	1,012
U.S. Bancorp,		
3.100%, 4-27-26	704	733
Wachovia Corp.,		
5.750%, 2-1-18	1,500	1,605
		15,465
Investment Banking & Brokerage – 1.8%		
Goldman Sachs Group, Inc. (The):		
2.750%, 9-15-20	800	817
4.000%, 3-3-24	800	858
3.500%, 12-22-29 (B)	1,350	1,329
Merrill Lynch & Co., Inc.,		
6.400%, 8-28-17	2,000	2,110
Morgan Stanley:		
2.800%, 6-16-20	1,000	1,024
2.500%, 4-21-21	1,000	1,011
		7,149
Life & Health Insurance – 1.6%		
Athene Global Funding,		
2.875%, 10-23-18 (A)	2,550	2,530
New York Life Global Funding,		
1.550%, 11-2-18 (A)	1,500	1,514
Principal Life Global Funding II,		
2.625%, 11-19-20 (A)	2,000	2,059
		6,103
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.:		
1.300%, 11-15-16	2,000	2,001
2.650%, 10-26-20	1,000	1,018
2.700%, 3-30-21	1,000	1,019
Fidelity National Financial, Inc.,		
6.600%, 5-15-17	1,000	1,042
Fidelity National Information Services, Inc.,		
2.850%, 10-15-18	1,100	1,129

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
JPMorgan Chase & Co.:		
6.000%, 1-15-18	$ 1,316	$ 1,408
2.550%, 3-1-21	1,000	1,020
USAA Capital Corp.,		
2.450%, 8-1-20 (A)	3,245	3,354
		11,991
Property & Casualty Insurance – 1.5%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.),		
2.300%, 11-3-20	1,500	1,541
Berkshire Hathaway, Inc.:		
2.100%, 8-14-19	3,000	3,091
2.750%, 3-15-23	1,000	1,034
		5,666
Regional Banks – 0.4%		
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.),		
6.700%, 6-10-19	1,447	1,659
Specialized Finance – 0.8%		
ADOP Co.,		
6.625%, 10-1-17 (A)	1,000	1,053
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
3.480%, 6-1-19 (A)	1,875	1,921
		2,974
Specialized REITs – 0.3%		
Crown Castle International Corp.,		
4.875%, 4-15-22	1,000	1,098
Total Financials – 18.2%		70,314
Health Care		
Biotechnology – 0.7%		
Amgen, Inc.,		
5.850%, 6-1-17	2,373	2,472
Health Care Supplies – 1.7%		
Catholic Health Initiatives,		
2.600%, 8-1-18	3,575	3,643
Medtronic, Inc.,		
3.500%, 3-15-25	1,750	1,909
Stryker Corp.,		
2.625%, 3-15-21	1,000	1,034
		6,586
Pharmaceuticals – 0.7%		
AbbVie, Inc.,		
2.500%, 5-14-20	1,200	1,228
Mylan, Inc.,		
1.350%, 11-29-16	1,500	1,498
		2,726
Total Health Care – 3.1%		11,784

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Aerospace & Defense – 2.3%		
BAE Systems Holdings, Inc.:		
6.375%, 6-1-19 (A)	$ 941	$ 1,058
3.850%, 12-15-25 (A)	1,500	1,591
BAE Systems plc,		
4.750%, 10-11-21 (A)	748	835
Exelis, Inc.:		
4.250%, 10-1-16	2,150	2,163
5.550%, 10-1-21	460	522
Huntington Ingalls Industries, Inc.,		
5.000%, 11-15-25 (A)	1,057	1,116
TransDigm Group, Inc.,		
7.500%, 7-15-21	1,407	1,486
		8,771
Air Freight & Logistics – 0.7%		
FedEx Corp.,		
8.000%, 1-15-19	2,252	2,617
Airlines – 1.0%		
Southwest Airlines Co.:		
5.125%, 3-1-17	2,263	2,325
2.650%, 11-5-20	1,500	1,548
		3,873
Environmental & Facilities Services – 2.0%		
Republic Services, Inc.,		
3.800%, 5-15-18	4,000	4,185
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
6.100%, 3-15-18	2,540	2,754
7.100%, 8-1-26	550	738
		7,677
Industrial Conglomerates – 1.1%		
Fortive Corp. (GTD by Danaher Corp.),		
2.350%, 6-15-21 (A)	1,300	1,319
General Electric Capital Corp.,		
5.012%, 1-1-24	2,586	2,900
		4,219
Railroads – 0.8%		
Burlington Northern Santa Fe Corp.,		
5.750%, 3-15-18	2,750	2,964
Trading Companies & Distributors – 0.5%		
HD Supply, Inc.,		
5.250%, 12-15-21 (A)	2,054	2,154
Total Industrials – 8.4%		32,275
Information Technology		
Application Software – 0.6%		
Michael Baker International LLC,		
8.250%, 10-15-18 (A)	2,454	2,380

SCHEDULE OF INVESTMENTS

JUNE 30, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Communications Equipment – 0.5%		
Cisco Systems, Inc.,		
2.200%, 2-28-21	$2,000	$2,060
Data Processing & Outsourced Services – 1.2%		
Alliance Data Systems Corp.,		
6.375%, 4-1-20 (A)	1,000	1,008
Visa, Inc.,		
2.800%, 12-14-22	3,600	3,798
		4,806
Electronic Equipment & Instruments – 0.2%		
FLIR Systems, Inc.,		
3.125%, 6-15-21	750	771
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc.,		
7.750%, 7-15-16	3,000	3,003
Semiconductor Equipment – 0.4%		
Lam Research Corp.,		
2.800%, 6-15-21	1,500	1,536
Semiconductors – 0.3%		
Intel Corp.,		
2.450%, 7-29-20	1,000	1,040
Systems Software – 1.0%		
CA, Inc.,		
5.375%, 12-1-19	1,500	1,649
Microsoft Corp.,		
2.000%, 11-3-20	2,000	2,051
		3,700
Technology Hardware, Storage & Peripherals – 0.6%		
Apple, Inc.,		
1.550%, 2-7-20	2,500	2,519
Total Information Technology – 5.6%		**21,815**
Materials		
Diversified Chemicals – 0.2%		
Dow Chemical Co. (The),		
4.250%, 11-15-20	724	791
Specialty Chemicals – 0.5%		
Methanex Corp.,		
3.250%, 12-15-19	2,163	2,101
Total Materials – 0.7%		**2,892**
Telecommunication Services		
Integrated Telecommunication Services – 1.7%		
AT&T, Inc.:		
5.875%, 10-1-19	2,592	2,932
3.600%, 2-17-23	2,415	2,528
CC Holdings GS V LLC,		
2.381%, 12-15-17	1,000	1,013
		6,473

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service – 1.5%		
American Tower Corp.:		
3.300%, 2-15-21	$2,500	$ 2,608
5.900%, 11-1-21	1,000	1,164
3.375%, 10-15-26	1,000	1,006
Crown Castle Towers LLC,		
3.222%, 5-15-22 (A)	1,000	1,039
		5,817
Total Telecommunication Services – 3.2%		**12,290**
Utilities		
Electric Utilities – 1.9%		
Emera U.S. Finance L.P. (GTD by Emera U.S. Holdings, Inc.),		
2.150%, 6-15-19 (A)	1,000	1,011
Entergy Mississippi, Inc.,		
2.850%, 6-1-28	1,050	1,067
Entergy Texas, Inc.,		
2.550%, 6-1-21	1,275	1,317
Kansas City Power & Light Co.,		
7.150%, 4-1-19	2,590	2,977
National Rural Utilities Cooperative Finance Corp.,		
1.650%, 2-8-19	1,000	1,012
		7,384
Multi-Utilities – 1.1%		
Dominion Resources, Inc.,		
6.400%, 6-15-18	3,000	3,274
Dominion Resources, Inc., Series A,		
1.400%, 9-15-17	1,000	999
		4,273
Total Utilities – 3.0%		**11,657**
TOTAL CORPORATE DEBT SECURITIES – 60.7%		**$234,400**
(Cost: $230,192)		

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.2%		
Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C,		
5.097%, 9-15-27 (A)	640	712
Other – 0.2%		
CFCRE Commercial Mortgage Trust, Series 2015-RUM, Class B,		
2.585%, 7-15-30 (A)(B)	870	848
TOTAL MORTGAGE-BACKED SECURITIES – 0.4%		**$ 1,560**
(Cost: $1,571)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
California – 0.7%		
Alameda Corridor Trans Auth, Taxable Sr Lien Rev Bonds, Ser 1999C,		
6.500%, 10-1-19	$1,200	$ 1,305
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AH,		
1.796%, 7-1-19	1,500	1,535
		2,840
TOTAL MUNICIPAL BONDS – TAXABLE – 0.7%		**$2,840**
(Cost: $2,805)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 3.2%		
Federal Home Loan Bank:		
1.900%, 4-12-23	2,165	2,181
2.750%, 3-2-26	2,000	2,003
2.500%, 4-27-26	2,420	2,432
2.000%, 4-21-31	950	950
Ukraine Government AID Bond,		
1.844%, 5-16-19	4,500	4,581
		12,147
Mortgage-Backed Obligations – 22.4%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.699%, 5-25-18	1,047	1,072
3.669%, 2-25-22(A)(B)	1,000	980
4.000%, 6-15-26	4,082	4,445
5.045%, 7-25-44(A)(B)	1,100	1,149
5.116%, 8-25-44(A)(B)	1,000	1,104
4.302%, 9-25-44(A)(B)	2,000	2,071
4.490%, 12-25-44(A)(B)	3,047	3,315
3.883%, 2-25-45(A)(B)	1,906	1,969
4.344%, 1-25-46(A)(B)	1,000	1,080
4.595%, 11-25-46(A)(B)	1,557	1,713
4.436%, 7-25-48(A)(B)	1,275	1,286
4.572%, 12-25-48(A)(B)	3,625	3,917
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.000%, 8-1-28	3,752	3,941
3.000%, 9-1-28	3,653	3,837
3.500%, 10-1-28	4,254	4,512
3.000%, 11-1-29	1,640	1,728
4.500%, 8-1-30	1,186	1,302
3.000%, 1-15-42	1,102	1,147
2.500%, 5-15-44	972	1,010
Federal National Mortgage Association Agency REMIC/CMO:		
2.990%, 11-1-18	1,700	1,773
3.000%, 2-25-25	2,360	2,494
3.510%, 4-25-29	2,500	2,550
2.375%, 2-24-31	1,500	1,503
2.000%, 4-25-39	1,210	1,213
2.000%, 6-25-39	4,038	4,096
2.000%, 4-25-40	1,224	1,237
2.500%, 11-25-45	3,409	3,511

JUNE 30, 2016 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.580%, 6-1-19	$3,567	$ 3,877
4.643%, 7-1-20	2,427	2,663
3.680%, 2-1-21	1,275	1,333
4.380%, 6-1-21	1,792	2,002
5.500%, 10-1-21	616	655
3.000%, 7-1-28	3,513	3,689
3.000%, 9-1-28	1,880	1,973
4.000%, 12-1-31	2,732	2,958
2.000%, 10-25-41	2,369	2,398
2.500%, 12-25-45	3,521	3,627
Government National Mortgage Association Agency REMIC/CMO,		
2.000%, 3-16-42	1,531	1,535
		86,665
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 25.6%		**$98,812**

(Cost: $97,360)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 8.7%		
U.S. Treasury Notes:		
0.625%, 9-30-17	$15,000	$ 15,016
0.750%, 10-31-17	5,000	5,013
2.750%, 2-28-18	9,000	9,322
2.000%, 8-15-25	3,850	4,027
		33,378
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.7%		**$33,378**

(Cost: $33,050)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(C) – 0.8%		
Kroger Co. (The),		
0.570%, 7-1-16	2,972	2,972

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (D)	$1,321	$ 1,321
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 4,293**

(Cost: $4,293)

TOTAL INVESTMENT SECURITIES – 97.9%		**$378,022**

(Cost: $371,969)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.1%		8,251
NET ASSETS – 100.0%		**$386,273**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $61,288 or 15.9% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016.

(C) Rate shown is the yield to maturity at June 30, 2016.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$—	$ 2,739	$—
Corporate Debt Securities	—	234,400	—
Mortgage-Backed Securities	—	1,560	—
Municipal Bonds	—	2,840	—
United States Government Agency Obligations	—	98,812	—
United States Government Obligations	—	33,378	—
Short-Term Securities	—	4,293	—
Total	$—	$378,022	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	94.4%
Information Technology	25.7%
Health Care	25.2%
Consumer Discretionary	16.7%
Telecommunication Services	7.8%
Industrials	6.0%
Financials	4.0%
Energy	3.5%
Materials	3.0%
Consumer Staples	2.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.6%

Top 10 Equity Holdings

Company	Sector	Industry
8x8, Inc.	Telecommunication Services	Alternative Carriers
Tile Shop Holdings, Inc.	Consumer Discretionary	Home Improvement Retail
SPS Commerce, Inc.	Information Technology	Internet Software & Services
Flotek Industries, Inc.	Materials	Specialty Chemicals
Nautilus Group, Inc. (The)	Consumer Discretionary	Leisure Products
Cornerstone OnDemand, Inc.	Information Technology	Internet Software & Services
LogMeIn, Inc.	Information Technology	Internet Software & Services
Q2 Holdings, Inc.	Information Technology	Internet Software & Services
MYR Group, Inc.	Industrials	Construction & Engineering
Imprivata, Inc.	Health Care	Health Care Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

MICRO CAP GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.1%		
Motorcar Parts of America, Inc.(A)	43	$ 1,177
Broadcasting – 1.4%		
Entravision Communications Corp.	114	769
Education Services – 1.8%		
2U, Inc.(A)	35	1,023
Home Improvement Retail – 4.2%		
Tile Shop Holdings, Inc.(A)	119	2,372
Leisure Products – 3.0%		
Nautilus Group, Inc. (The)(A)	93	1,659
Restaurants – 2.2%		
Kona Grill, Inc.(A)	74	794
Potbelly Corp.(A)	34	427
		1,221
Specialty Stores – 2.0%		
DAVIDsTEA, Inc.(A)	4	56
Sportsman's Warehouse Holdings, Inc.(A)	131	1,056
		1,112
Total Consumer Discretionary - 16.7%		**9,333**
Consumer Staples		
Packaged Foods & Meats – 1.5%		
Inventure Foods, Inc.(A)	105	818
Personal Products – 1.0%		
Inter Parfums, Inc.	20	566
Total Consumer Staples - 2.5%		**1,384**
Energy		
Oil & Gas Equipment & Services – 1.4%		
Natural Gas Services Group, Inc.(A)	35	790
Oil & Gas Exploration & Production – 2.1%		
Earthstone Energy, Inc.(A)	33	357
Laredo Petroleum Holdings, Inc.(A)	35	367
Rice Energy, Inc.(A)	52	455
		1,179
Total Energy - 3.5%		**1,969**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 2.0%		
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	53	$ 1,136
Health Care REITs – 1.4%		
Community Healthcare Trust, Inc.	38	809
Mortgage REITs – 0.6%		
American Capital Mortgage Investment Corp.	20	308
Total Financials - 4.0%		**2,253**
Health Care		
Biotechnology – 1.1%		
Natera, Inc.(A)	51	613
Health Care Equipment – 5.1%		
Avinger, Inc.(A)	56	663
AxoGen, Inc.(A)	55	375
K2M Group Holdings, Inc.(A)	83	1,281
Oxford Immunotec Global plc(A)	62	560
		2,879
Health Care Services – 2.7%		
Adeptus Health, Inc., Class A(A)	16	826
American Renal Associates Holdings, Inc.(A)	23	669
		1,495
Health Care Supplies – 4.8%		
Endologix, Inc.(A)	109	1,358
ICU Medical, Inc.(A)	12	1,308
		2,666
Health Care Technology – 6.1%		
Evolent Health, Inc., Class A(A)	44	837
Imprivata, Inc.(A)	98	1,369
Omnicell, Inc.(A)	35	1,198
		3,404
Pharmaceuticals – 5.4%		
Aerie Pharmaceuticals, Inc.(A)	47	834
Intersect ENT, Inc.(A)	76	980
Intra-Cellular Therapies, Inc.(A)	25	974
Revance Therapeutics, Inc.(A)	16	215
		3,003
Total Health Care - 25.2%		**14,060**
Industrials		
Building Products – 2.8%		
American Woodmark Corp.(A)	10	677
PGT, Inc.(A)	87	900
		1,577

COMMON STOCKS (Continued)	Shares	Value
Construction & Engineering – 2.5%		
MYR Group, Inc.(A)	58	$ 1,390
Heavy Electrical Equipment – 0.7%		
Power Solutions International, Inc.(A)	22	398
Total Industrials - 6.0%		**3,365**
Information Technology		
Application Software – 2.3%		
Zix Corp.(A)	352	1,319
Communications Equipment – 1.1%		
Oclaro, Inc.(A)	122	596
Electronic Manufacturing Services – 1.9%		
Mercury Computer Systems, Inc.(A)	42	1,049
Internet Software & Services – 13.3%		
comScore, Inc.(A)	39	937
Cornerstone OnDemand, Inc.(A)	41	1,564
LogMeIn, Inc.(A)	25	1,560
Q2 Holdings, Inc.(A)	52	1,463
SPS Commerce, Inc.(A)	31	1,897
		7,421
Semiconductor Equipment – 1.9%		
PDF Solutions, Inc.(A)	76	1,060
Semiconductors – 4.2%		
Acacia Communications, Inc.(A)	26	1,049
NVE Corp.	23	1,331
		2,380
Systems Software – 1.0%		
SecureWorks Corp., Class A(A)	39	556
Total Information Technology - 25.7%		**14,381**
Materials		
Specialty Chemicals – 3.0%		
Flotek Industries, Inc.(A)	126	1,660
Total Materials - 3.0%		**1,660**
Telecommunication Services		
Alternative Carriers – 4.4%		
8x8, Inc.(A)	170	2,479
Integrated Telecommunication Services – 1.9%		
GTT Communications, Inc.(A)	58	1,076
Wireless Telecommunication Service – 1.5%		
RingCentral, Inc., Class A(A)	42	830
Total Telecommunication Services – 7.8%		**4,385**

MICRO CAP GROWTH *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
TOTAL COMMON STOCKS – 94.4%		$52,790
(Cost: $48,428)		
SHORT-TERM SECURITIES	**Principal**	
Master Note - 5.4%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (B)	$3,003	3,003
TOTAL SHORT-TERM SECURITIES – 5.4%		$ 3,003
(Cost: $3,003)		
TOTAL INVESTMENT SECURITIES – 99.8%		$55,793
(Cost: $51,431)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		129
NET ASSETS – 100.0%		$55,922

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$52,790	$ —	$—
Short-Term Securities	—	3,003	—
Total	$52,790	$3,003	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	98.4%
Consumer Discretionary	20.6%
Information Technology	19.6%
Health Care	17.9%
Industrials	15.8%
Financials	10.6%
Consumer Staples	7.5%
Energy	5.2%
Materials	1.2%
Purchased Options	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.6%

Top 10 Equity Holdings

Company	Sector	Industry
Fastenal Co.	Industrials	Trading Companies & Distributors
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Zoetis, Inc.	Health Care	Pharmaceuticals
CoStar Group, Inc.	Industrials	Research & Consulting Services
Mead Johnson Nutrition Co.	Consumer Staples	Packaged Foods & Meats
Microchip Technology, Inc.	Information Technology	Semiconductors
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
CME Group, Inc.	Financials	Specialized Finance
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Fortune Brands Home & Security, Inc.	Industrials	Building Products

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

MID CAP GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.0%		
DSW, Inc., Class A	295	$ 6,250
Apparel, Accessories & Luxury Goods – 3.7%		
Burberry Group plc (A)	361	5,618
Kate Spade & Co. (B)	314	6,479
lululemon athletica, Inc. (B)	103	7,636
Under Armour, Inc., Class A (B)	66	2,666
		22,399
Auto Parts & Equipment – 1.3%		
BorgWarner, Inc.	261	7,714
Homebuilding – 1.7%		
D.R. Horton, Inc.	324	10,210
Homefurnishing Retail – 2.7%		
Bed Bath & Beyond, Inc.	182	7,886
Williams-Sonoma, Inc.	156	8,112
		15,998
Internet Retail – 1.1%		
TripAdvisor, Inc. (B)	98	6,312
Leisure Products – 3.8%		
Mattel, Inc. (C)	385	12,062
Polaris Industries, Inc.	128	10,457
		22,519
Restaurants – 1.9%		
Dunkin' Brands Group, Inc. (C)	258	11,242
Specialty Stores – 3.4%		
Tiffany & Co.	136	8,240
Tractor Supply Co.	136	12,396
		20,636
Total Consumer Discretionary – 20.6%		123,280
Consumer Staples		
Food Retail – 1.8%		
Whole Foods Market, Inc.	341	10,909
Packaged Foods & Meats – 5.7%		
Blue Buffalo Pet Products, Inc. (B)	253	5,897
Hain Celestial Group, Inc. (The) (B)	239	11,904
Mead Johnson Nutrition Co. (C)	176	15,981
		33,782
Total Consumer Staples – 7.5%		44,691
Energy		
Oil & Gas Exploration & Production – 5.2%		
Cabot Oil & Gas Corp.	271	6,968
Cimarex Energy Co.	62	7,452
Continental Resources, Inc. (B)	221	9,990
Noble Energy, Inc.	188	6,749
		31,159
Total Energy – 5.2%		31,159

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 3.3%		
Northern Trust Corp.	220	$ 14,589
Oaktree Capital Group LLC	115	5,152
		19,741
Insurance Brokers – 1.5%		
Willis Towers Watson plc	74	9,163
Regional Banks – 3.3%		
First Republic Bank	149	10,407
Signature Bank (B)	76	9,536
		19,943
Specialized Finance – 2.5%		
CME Group, Inc.	152	14,823
Total Financials – 10.6%		63,670
Health Care		
Biotechnology – 4.4%		
ACADIA Pharmaceuticals, Inc. (B)	138	4,480
Alkermes plc (B)	190	8,227
BioMarin Pharmaceutical, Inc. (B)	101	7,874
Medivation, Inc. (B)	100	6,027
		26,608
Health Care Distributors – 1.0%		
Henry Schein, Inc. (B)	34	6,057
Health Care Equipment – 4.8%		
Edwards Lifesciences Corp. (B)	108	10,745
Intuitive Surgical, Inc. (B)	27	18,029
		28,774
Health Care Facilities – 0.9%		
Acadia Healthcare Co., Inc. (B)	92	5,106
Health Care Services – 2.3%		
Diplomat Pharmacy, Inc. (B)	133	4,648
Laboratory Corp. of America Holdings (B)	69	8,966
		13,614
Health Care Supplies – 1.6%		
Align Technology, Inc. (B)	121	9,776
Pharmaceuticals – 2.9%		
Zoetis, Inc.	367	17,400
Total Health Care – 17.9%		107,335
Industrials		
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	242	11,870

COMMON STOCKS (Continued)	Shares	Value
Building Products – 3.1%		
A. O. Smith Corp.	61	$ 5,411
Fortune Brands Home & Security, Inc. (C)	233	13,492
		18,903
Electrical Components & Equipment – 0.8%		
Generac Holdings, Inc. (B)	144	5,034
Industrial Machinery – 2.3%		
IDEX Corp.	108	8,897
Woodward, Inc.	85	4,911
		13,808
Research & Consulting Services – 4.3%		
CoStar Group, Inc. (B)	75	16,376
Verisk Analytics, Inc., Class A (B)	115	9,308
		25,684
Trading Companies & Distributors – 3.3%		
Fastenal Co. (C)	441	19,596
Total Industrials – 15.8%		94,895
Information Technology		
Application Software – 3.4%		
ANSYS, Inc. (B)	95	8,641
Ellie Mae, Inc. (B)	52	4,782
Guidewire Software, Inc. (B)	107	6,606
		20,029
Communications Equipment – 1.6%		
Harris Corp.	116	9,663
Electronic Manufacturing Services – 1.8%		
Trimble Navigation Ltd. (B)	435	10,606
Home Entertainment Software – 2.5%		
Electronic Arts, Inc. (B)(C)	198	15,035
Internet Software & Services – 3.4%		
Akamai Technologies, Inc. (B)	55	3,086
GrubHub, Inc. (B)	253	7,874
Pandora Media, Inc. (B)	771	9,597
		20,557
Semiconductors – 3.7%		
Maxim Integrated Products, Inc.	170	6,066
Microchip Technology, Inc.	313	15,873
Monolithic Power Systems, Inc.	7	484
		22,423
Systems Software – 3.2%		
Red Hat, Inc. (B)	123	8,905
ServiceNow, Inc. (B)	156	10,327
		19,232
Total Information Technology – 19.6%		117,545

MID CAP GROWTH *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Materials		
Fertilizers & Agricultural Chemicals – 1.2%		
Scotts Miracle-Gro Co. (The) . .	100	$ 6,984
Total Materials – 1.2%		6,984
TOTAL COMMON STOCKS – 98.4%		$589,559
(Cost: $558,907)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Alkermes plc, Put $38.00, Expires 8-19-16, OTC (Ctrpty: Goldman Sachs International)	655	72
TOTAL PURCHASED OPTIONS – 0.0%		$ 72
(Cost: $186)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 0.7%		
Kroger Co. (The), 0.570%, 7-1-16	$4,239	$ 4,239
Master Note – 1.0%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (E)	5,961	5,961
TOTAL SHORT-TERM SECURITIES – 1.7%		$ 10,200
(Cost: $10,200)		
TOTAL INVESTMENT SECURITIES – 100.1%		$599,831
(Cost: $569,293)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(440)
NET ASSETS – 100.0%		$599,391

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of securities with an aggregate value of $1,509 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at June 30, 2016.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Alkermes plc	Goldman Sachs International	Put	655	August 2016	$30.00	$ 36	$ (8)
	Goldman Sachs International	Call	655	August 2016	52.00	89	(42)
Pacira Pharmaceuticals, Inc.	Goldman Sachs International	Put	329	August 2016	85.00	920	(1,694)
Signature Bank	Citibank N.A.	Call	394	September 2016	145.00	172	(36)
						$1,217	$(1,780)

MID CAP GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 117,662	$ 5,618	$ —
Consumer Staples	44,691	—	—
Energy	31,159	—	—
Financials	63,670	—	—
Health Care	107,335	—	—
Industrials	94,895	—	—
Information Technology	117,545	—	—
Materials	6,984	—	—
Total Common Stocks	$583,941	$ 5,618	$ —
Purchased Options	—	72	—
Short-Term Securities	—	10,200	—
Total	$583,941	$15,890	$ —
Liabilities			
Written Options	$ —	$ 1,780	$ —

During the period ended June 30, 2016, securities totaling $5,362 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

OTC = Over the Counter

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Corporate Obligations	63.9%
Commercial Paper	40.8%
Certificate Of Deposit	10.8%
Notes	10.4%
Master Note	1.9%
Municipal Obligations	19.2%
United States Government and Government Agency Obligations	16.9%
Cash and Other Assets (Net of Liabilities)	0.0%

JUNE 30, 2016 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.800%, 7-14-16 (A)	$ 6,300	$ 6,300
0.800%, 7-22-16 (A)	9,500	9,500
Bank of America N.A.,		
0.670%, 7-6-16	6,000	6,000
Bank of Montreal:		
0.800%, 7-7-16 (A)	6,200	6,200
0.790%, 7-17-16 (A)	5,000	5,000
Bank of Nova Scotia (The),		
0.800%, 7-19-16 (A)	8,500	8,500
BMO Harris Bank N.A.,		
0.790%, 7-7-16 (A)	8,500	8,500
Toyota Motor Credit Corp.,		
0.750%, 7-18-16 (A)	8,500	8,500
Total Certificate Of Deposit – 10.8%		**58,500**
Commercial Paper (B)		
Air Products and Chemicals, Inc.,		
0.460%, 7-13-16	1,500	1,500
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.510%, 8-4-16	4,000	3,998
0.530%, 8-22-16	6,525	6,520
Archer Daniels Midland Co.,		
0.420%, 7-18-16	2,250	2,249
BMW U.S. Capital LLC (GTD by BMW AG),		
0.500%, 8-9-16	3,700	3,698
BorgWarner, Inc.,		
0.650%, 7-1-16	2,685	2,685
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.490%, 7-27-16	4,500	4,498
Coca-Cola Co. (The),		
0.710%, 10-13-16	10,000	9,979
Corporacion Andina de Fomento:		
0.810%, 10-5-16	7,400	7,384
0.810%, 10-14-16	10,600	10,575
CVS Health Corp.,		
0.630%, 7-1-16	2,675	2,675
DTE Energy Co. (GTD by Detroit Edison Co.),		
0.700%, 7-7-16	2,675	2,675
Essilor International S.A.:		
0.450%, 7-11-16	4,700	4,699
0.570%, 7-18-16	7,800	7,798
0.560%, 7-19-16	6,400	6,398
0.630%, 8-8-16	3,500	3,498
0.620%, 9-14-16	1,500	1,498
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc):		
0.410%, 7-14-16	4,000	3,999
0.430%, 7-18-16	11,000	10,998
0.630%, 8-22-16	6,700	6,694
J.M. Smucker Co. (The),		
0.620%, 7-6-16	2,675	2,675
Kroger Co. (The),		
0.650%, 7-6-16	2,675	2,675
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.):		
0.580%, 7-26-16	1,200	1,199
0.720%, 8-4-16	5,250	5,246

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
0.660%, 8-8-16	$ 6,100	$ 6,096
0.740%, 8-17-16	3,600	3,596
0.680%, 10-4-16	4,575	4,567
Northern Illinois Gas Co.,		
0.420%, 7-1-16	4,653	4,653
Pfizer, Inc.,		
0.500%, 8-15-16	2,000	1,999
Rabobank Nederland,		
0.800%, 10-12-16	7,650	7,632
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
0.640%, 7-29-16	26,859	26,845
Rockwell Automation, Inc.:		
0.440%, 7-5-16	5,169	5,169
0.610%, 7-6-16	6,000	6,000
0.420%, 7-11-16	7,500	7,499
0.430%, 7-21-16	2,000	1,999
St. Jude Medical, Inc.,		
0.650%, 7-1-16	2,675	2,675
Total Capital Canada Ltd. (GTD by Total S.A.),		
0.560%, 7-21-16	6,955	6,953
Toyota Motor Credit Corp.,		
0.690%, 7-15-16 (A)	8,000	8,000
Wisconsin Electric Power Co.:		
0.450%, 7-6-16	4,000	4,000
0.600%, 7-7-16	5,500	5,499
Wisconsin Gas LLC,		
0.430%, 7-11-16	1,500	1,500
Total Commercial Paper – 40.8%		**220,495**
Master Note		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (A)	10,189	10,189
Total Master Note – 1.9%		**10,189**
Notes		
Banco del Estado de Chile,		
0.800%, 7-26-16 (A)	11,000	11,000
Bank of Nova Scotia (The),		
1.150%, 7-15-16 (A)	4,000	4,001
BMO Harris Bank N.A.,		
0.900%, 7-18-16 (A)	7,000	7,000
JPMorgan Chase Bank N.A.:		
0.840%, 7-22-16 (A)	1,650	1,650
0.880%, 9-7-16 (A)	4,750	4,750
Royal Bank of Canada:		
0.880%, 7-14-16 (A)	4,500	4,501
0.850%, 7-20-16	2,113	2,115
0.670%, 9-6-16 (A)	2,500	2,499
Wells Fargo Bank N.A.:		
0.700%, 7-20-16 (A)	3,000	3,000
0.720%, 7-20-16 (A)	7,500	7,500
0.780%, 8-9-16 (A)	3,500	3,500
0.770%, 9-14-16 (A)	4,500	4,500
Total Notes – 10.4%		**56,016**
TOTAL CORPORATE OBLIGATIONS – 63.9%		**$345,200**
(Cost: $345,200)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 4.1%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by U.S. Bank N.A.),		
0.360%, 7-1-16 (A)	$ 700	$ 700
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.),		
0.340%, 7-1-16 (A)	4,314	4,314
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by TD Bank N.A.),		
0.420%, 7-1-16 (A)	1,200	1,200
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA),		
0.450%, 7-7-16 (A)	2,232	2,232
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA),		
0.450%, 7-7-16 (A)	8,700	8,700
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada),		
0.550%, 7-19-16	5,000	5,000
		22,146
Colorado – 1.2%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.),		
0.450%, 7-7-16 (A)	1,200	1,200
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.),		
0.450%, 7-7-16 (A)	3,100	3,100
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.),		
0.430%, 7-7-16 (A)	250	250
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.450%, 7-7-16 (A)	1,500	1,500
0.620%, 7-7-16 (A)	550	550
		6,600
Florida – 0.6%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.),		
0.410%, 7-1-16 (A)	3,060	3,060

JUNE 30, 2016 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia – 2.6%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank), 0.450%, 7-12-16	$ 2,052	$ 2,052
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.450%, 7-7-16	12,000	12,000
		14,052
Illinois – 0.3%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.420%, 7-7-16 (A)	460	460
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.370%, 7-1-16 (A)	1,000	1,000
		1,460
Iowa – 0.2%		
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.400%, 7-1-16 (A)	960	960
Louisiana – 1.5%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.400%, 7-7-16 (A)	2,350	2,350
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.400%, 7-1-16 (A)	3,941	3,941
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.390%, 7-1-16 (A)	1,600	1,600
		7,891
Maryland – 0.3%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by TD Bank N.A.), 0.390%, 7-7-16 (A)	1,370	1,370

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Michigan – 0.4%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.), 0.400%, 7-1-16 (A)	$ 1,900	$ 1,900
Minnesota – 0.4%		
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), (GTD by U.S. Bank N.A.), 0.420%, 7-7-16 (A)	2,000	2,000
Missouri – 0.2%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.450%, 7-7-16 (A)	1,340	1,340
New Jersey – 0.7%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.420%, 7-7-16 (A)	3,200	3,200
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.450%, 7-7-16 (A)	547	547
		3,747
New York – 1.4%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC), 0.450%, 7-7-16 (A)	2,400	2,400
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.), 0.430%, 7-7-16 (A)	1,000	1,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.410%, 7-7-16 (A)	4,100	4,100
		7,500
Ohio – 0.3%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.), 0.420%, 7-7-16 (A)	1,700	1,700

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Oregon – 0.1%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.400%, 7-7-16 (A)	$ 700	$ 700
South Dakota – 0.7%		
SD Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.), 0.430%, 7-7-16 (A)	3,700	3,700
Tennessee – 1.0%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.410%, 7-7-16 (A)	5,500	5,500
Texas – 2.1%		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.400%, 7-1-16 (A)	9,220	9,220
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.400%, 7-1-16 (A)	2,250	2,250
		11,470
Wisconsin – 0.7%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.), 0.400%, 7-7-16 (A)	4,000	4,000
Wyoming – 0.4%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.390%, 7-1-16 (A)	2,381	2,381
TOTAL MUNICIPAL OBLIGATIONS – 19.2%		**$103,477**
(Cost: $103,477)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Treasury Notes – 1.5%		
U.S. Treasury Notes, 0.430%, 7-2-16 (A)	8,000	7,983

SCHEDULE OF INVESTMENTS MONEY MARKET *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States Government Agency Obligations – 15.4%		
Federal Home Loan Bank,		
0.720%, 2-17-17	$ 6,200	$ 6,200
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.350%, 7-6-16 (A)	800	800
0.360%, 7-6-16 (A)	6,591	6,590
0.410%, 7-6-16 (A)	10,967	10,967
0.420%, 7-6-16 (A)	2,000	2,000
0.350%, 7-7-16 (A)	4,300	4,300
0.360%, 7-7-16 (A)	13,552	13,552
0.390%, 7-7-16 (A)	8,100	8,100
0.410%, 7-7-16 (A)	11,900	11,900
0.420%, 7-7-16 (A)	18,619	18,619
		83,028
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 16.9%		$ 91,011
(Cost: $91,011)		
TOTAL INVESTMENT SECURITIES – 100.0%		$539,688
(Cost: $539,688)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		220
NET ASSETS – 100.0%		$539,908

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

(B)Rate shown is the yield to maturity at June 30, 2016.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$345,200	$—
Municipal Obligations	—	103,477	—
United States Government and Government Agency Obligations	—	91,011	—
Total	$—	$539,688	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Financials	91.8%
Information Technology	4.6%
Industrials	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Equinix, Inc.	Information Technology	Internet Software & Services
AvalonBay Communities, Inc.	Financials	Residential REITs
Welltower, Inc.	Financials	Health Care REITs
ProLogis	Financials	Industrial REITs
Vornado Realty Trust	Financials	Office REITs
Boston Properties, Inc.	Financials	Office REITs
Digital Realty Trust, Inc.	Financials	Specialized REITs
General Growth Properties, Inc.	Financials	Retail REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Financials		
Diversified REITs – 2.2%		
Liberty Property Trust	16	$ 635
STORE Capital Corp.	15	445
		1,080
Health Care REITs – 6.3%		
HCP, Inc.	11	404
Physicians Realty Trust	24	500
Welltower, Inc.	30	2,262
		3,166
Hotel & Resort REITs – 0.5%		
Pebblebrook Hotel Trust	10	270
Industrial REITs – 7.2%		
DCT Industrial Trust, Inc.	12	578
First Industrial Realty Trust, Inc.	33	915
ProLogis	43	2,129
		3,622
Office REITs – 16.9%		
Alexandria Real Estate Equities, Inc.	9	880
Boston Properties, Inc.	13	1,675
Douglas Emmett, Inc.	7	248
Duke Realty Corp.	43	1,157
Highwoods Properties, Inc.	14	729
Kilroy Realty Corp.	10	630
SL Green Realty Corp.	13	1,427
Vornado Realty Trust	18	1,761
		8,507
Residential REITs – 19.4%		
American Campus Communities, Inc.	23	1,195
Apartment Investment and Management Co., Class A	6	264

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
AvalonBay Communities, Inc.	13	$ 2,320
Camden Property Trust	10	867
Education Realty Trust, Inc.	13	595
Equity Lifestyle Properties, Inc.	7	592
Equity Residential	19	1,283
Essex Property Trust, Inc.	6	1,472
Sun Communities, Inc.	10	782
UDR, Inc.	10	379
		9,749
Retail REITs – 22.9%		
Brixmor Property Group, Inc.	20	521
DDR Corp.	22	393
Federal Realty Investment Trust	4	712
General Growth Properties, Inc.	49	1,475
Kimco Realty Corp.	38	1,177
Macerich Co. (The)	11	914
Regency Centers Corp.	5	385
Simon Property Group, Inc.	24	5,257
Weingarten Realty Investors	16	637
		11,471
Specialized REITs – 16.4%		
CubeSmart	21	655
Digital Realty Trust, Inc.	15	1,613
Extra Space Storage, Inc.	9	833
Host Hotels & Resorts, Inc.	57	924
LaSalle Hotel Properties	4	94
Public Storage, Inc.	10	2,480
RLJ Lodging Trust	11	236
Ventas, Inc.	19	1,398
		8,233
Total Financials – 91.8%		46,098

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Office Services & Supplies – 1.8%		
CyrusOne, Inc.	16	$ 890
Total Industrials – 1.8%		890
Information Technology		
Internet Software & Services – 4.6%		
Equinix, Inc.	6	2,322
Total Information Technology – 4.6%		2,322
TOTAL COMMON STOCKS – 98.2%		$49,310
(Cost: $41,551)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.5%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$731	731
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 731
(Cost: $731)		
TOTAL INVESTMENT SECURITIES – 99.7%		$50,041
(Cost: $42,282)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		152
NET ASSETS – 100.0%		$50,193

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$49,310	$ —	$—
Short-Term Securities	—	731	—
Total	$49,310	$731	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	93.6%
Information Technology	66.2%
Health Care	18.1%
Consumer Discretionary	2.8%
Telecommunication Services	1.8%
Financials	1.8%
Industrials	1.3%
Utilities	1.1%
Materials	0.3%
Consumer Staples	0.2%
Warrants	0.0%
Bonds	0.5%
Corporate Debt Securities	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.9%

Country Weightings

North America	78.7%
United States	78.7%
Europe	5.8%
Pacific Basin	4.5%
Other	4.1%
Israel	4.1%
Bahamas/Caribbean	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Aspen Technology, Inc.	United States	Information Technology	Application Software
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Microsoft Corp.	United States	Information Technology	Systems Software
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Cerner Corp.	United States	Health Care	Health Care Technology
Microsemi Corp.	United States	Information Technology	Semiconductors
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
ACI Worldwide, Inc.	United States	Information Technology	Application Software

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SCIENCE AND TECHNOLOGY *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Consumer Electronics – 2.8%		
Garmin Ltd.	187	$ 7,937
Harman International Industries, Inc.	84	6,062
		13,999
Total Consumer Discretionary – 2.8%		13,999
Consumer Staples		
Agricultural Products – 0.2%		
Arcadia Biosciences, Inc. (A)	299	775
Total Consumer Staples – 0.2%		775
Financials		
Specialized REITs – 1.8%		
QTS Realty Trust, Inc., Class A	159	8,884
Total Financials – 1.8%		8,884
Health Care		
Biotechnology – 6.3%		
Evogene Ltd. (A)	175	1,095
FibroGen, Inc. (A)	113	1,852
Isis Pharmaceuticals, Inc. (A)	360	8,373
Seres Therapeutics, Inc. (A)	44	1,278
Vertex Pharmaceuticals, Inc. (A)(B)	216	18,615
		31,213
Health Care Equipment – 0.3%		
Avinger, Inc. (A)	133	1,592
Health Care Facilities – 2.4%		
Tenet Healthcare Corp. (A)	429	11,869
Health Care Technology – 3.6%		
Cerner Corp. (A)	308	18,025
Life Sciences Tools & Services – 1.6%		
PRA Health Sciences, Inc. (A)	196	8,178
Managed Health Care – 0.9%		
Anthem, Inc.	35	4,531
Pharmaceuticals – 3.0%		
Teva Pharmaceutical Industries Ltd. ADR	295	14,838
Total Health Care – 18.1%		90,246
Industrials		
Building Products – 1.1%		
Advanced Drainage Systems, Inc.	205	5,600
Construction & Engineering – 0.2%		
Abengoa S.A., Class B (A)(C)	2,680	739
Total Industrials – 1.3%		6,339

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Application Software – 12.2%		
ACI Worldwide, Inc. (A)	876	$ 17,097
Aspen Technology, Inc. (A)	669	26,908
Globant S.A. (A)	143	5,612
Mobileye N.V. (A)	96	4,443
Silver Spring Networks, Inc. (A)	552	6,710
		60,770
Data Processing & Outsourced Services – 13.0%		
Alliance Data Systems Corp. (A)	112	22,021
Euronet Worldwide, Inc. (A)	299	20,676
EVERTEC, Inc.	166	2,575
QIWI plc ADR	223	2,916
WNS (Holdings) Ltd. ADR (A)	611	16,492
		64,680
Electronic Components – 2.5%		
Universal Display Corp. (A)	183	12,373
Internet Software & Services – 9.7%		
Alibaba Group Holding Ltd. ADR (A)	73	5,814
Alphabet, Inc., Class A (A)	13	9,427
Alphabet, Inc., Class C (A)	18	12,343
Facebook, Inc., Class A (A)	150	17,108
Pandora Media, Inc. (A)	280	3,482
		48,174
IT Consulting & Other Services – 4.4%		
Acxiom Corp. (A)	654	14,388
CSRA, Inc.	136	3,175
Virtusa Corp. (A)	156	4,494
		22,057
Semiconductor Equipment – 1.4%		
Nanometrics, Inc. (A)	140	2,900
Photronics, Inc. (A)	473	4,212
		7,112
Semiconductors – 18.6%		
Cypress Semiconductor Corp.	892	9,414
Dialog Semiconductor plc (A)(C)	139	4,153
Marvell Technology Group Ltd.	506	4,820
Micron Technology, Inc. (A)	1,679	23,096
Microsemi Corp. (A)	533	17,422
NXP Semiconductors N.V. (A)	198	15,480
Rambus, Inc. (A)	667	8,051
Semtech Corp. (A)	367	8,766
Silicon Laboratories, Inc. (A)	26	1,253
		92,455
Systems Software – 3.9%		
Microsoft Corp.	380	19,445
Technology Hardware, Storage & Peripherals – 0.5%		
Apple, Inc.	26	2,514
Total Information Technology – 66.2%		329,580

COMMON STOCKS (Continued)	Shares	Value
Materials		
Commodity Chemicals – 0.3%		
BioAmber, Inc. (A)	480	$ 1,431
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc. (A)	280	229
Total Materials – 0.3%		1,660
Telecommunication Services		
Alternative Carriers – 1.8%		
Zayo Group Holdings, Inc. (A)	324	9,035
Total Telecommunication Services – 1.8%		9,035
Utilities		
Renewable Electricity – 1.1%		
Atlantica Yield plc (A)	283	5,260
Total Utilities – 1.1%		5,260
TOTAL COMMON STOCKS – 93.6%		$465,778
(Cost: $347,742)		
WARRANTS		
Commodity Chemicals – 0.0%		
BioAmber, Inc., expires 5-9-17 (D)	201	76
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8-20-23 (D)(E)	230	—*
TOTAL WARRANTS – 0.0%		$ 76
(Cost: $24)		

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.5%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (E)	$2,300	2,347
Total Materials – 0.5%		2,347
TOTAL CORPORATE DEBT SECURITIES – 0.5%		$ 2,347
(Cost: $2,300)		

SHORT-TERM SECURITIES		
Commercial Paper (F) – 6.9%		
Archer Daniels Midland Co., 0.400%, 7-18-16	5,000	4,999
Emerson Electric Co., 0.410%, 7-8-16	5,000	5,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.380%, 7-12-16	5,000	4,999

JUNE 30, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (F) (Continued)		
J.M. Smucker Co. (The),		
0.620%, 7-6-16	$4,000	$ 3,999
Kroger Co. (The),		
0.570%, 7-1-16	5,496	5,496
Mattel, Inc.,		
0.730%, 7-11-16	5,000	4,999
NBCUniversal Enterprise, Inc.,		
0.750%, 7-20-16	5,000	4,998
		34,490
Master Note – 0.5%		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (G)	2,328	2,328
TOTAL SHORT-TERM SECURITIES – 7.4%		$ 36,818
(Cost: $36,819)		
TOTAL INVESTMENT SECURITIES – 101.5%		$505,019
(Cost: $386,885)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.5)%		(7,318)
NET ASSETS – 100.0%		$ 497,701

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $852 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Listed on an exchange outside the United States.

(D) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Restricted securities. At June 30, 2016, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 08-20-20	8-20-15	$2,300	$2,300	$2,347
		Shares		
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	230	—	—*
			$2,300	$2,347

The total value of these securities represented 0.5% of net assets at June 30, 2016.

(F) Rate shown is the yield to maturity at June 30, 2016.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
JD.com, Inc., Class A ADR	UBS AG	Put	2,049	August 2016	$24.00	$727	$(610)

JUNE 30, 2016 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 13,999	$ —	$—
Consumer Staples	775	—	—
Financials	8,884	—	—
Health Care	90,246	—	—
Industrials	5,600	739	—
Information Technology	325,427	4,153	—
Materials	1,660	—	—
Telecommunication Services	9,035	—	—
Utilities	5,260	—	—
Total Common Stocks	$460,886	$ 4,892	$—
Warrants	—	76	—
Corporate Debt Securities	—	2,347	—
Short-Term Securities	—	36,818	—
Total	$460,886	$44,133	$—
Liabilities			
Written Options	$ —	$ 610	$—

During the period ended June 30, 2016, securities totaling $5,145 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT= Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	78.7%
Israel	4.1%
India	3.3%
Netherlands	3.1%
Spain	1.3%
China	1.2%
Bermuda	1.0%
Other Countries	1.4%
Other+	5.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	95.1%
Information Technology	31.3%
Consumer Discretionary	20.4%
Health Care	19.4%
Industrials	9.2%
Financials	5.8%
Energy	3.0%
Materials	2.7%
Consumer Staples	2.3%
Telecommunication Services	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.9%

Top 10 Equity Holdings

Company	Sector	Industry
Dycom Industries, Inc.	Information Technology	Communications Equipment
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Take-Two Interactive Software, Inc.	Information Technology	Home Entertainment Software
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities
K2M Group Holdings, Inc.	Health Care	Health Care Equipment
Nautilus Group, Inc. (The)	Consumer Discretionary	Leisure Products
Tyler Technologies, Inc.	Information Technology	Application Software
Silicon Motion Technology Corp. ADR	Information Technology	Semiconductors
LendingTree, Inc.	Financials	Thrifts & Mortgage Finance
Skechers USA, Inc.	Consumer Discretionary	Footwear

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SMALL CAP GROWTH *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.6%		
Citi Trends, Inc.	165	$ 2,555
Auto Parts & Equipment – 1.7%		
Motorcar Parts of America, Inc. (A)	264	7,183
Automotive Retail – 1.0%		
Lithia Motors, Inc.	59	4,198
Casinos & Gaming – 1.4%		
Penn National Gaming, Inc. (A)	432	6,025
Footwear – 2.3%		
Skechers USA, Inc. (A)	338	10,032
Home Improvement Retail – 0.9%		
Tile Shop Holdings, Inc. (A)	200	3,966
Homebuilding – 2.4%		
Installed Building Products, Inc. (A)	113	4,086
LGI Homes, Inc. (A)	191	6,107
		10,193
Leisure Facilities – 2.5%		
Vail Resorts, Inc.	79	10,851
Leisure Products – 2.4%		
Nautilus Group, Inc. (The) (A)	584	10,418
Movies & Entertainment – 1.2%		
IMAX Corp. (A)	171	5,035
Restaurants – 2.6%		
Carrols Restaurant Group, Inc. (A)	227	2,699
Chuy's Holdings, Inc. (A)	107	3,703
Dave & Buster's Entertainment, Inc. (A)	100	4,698
		11,100
Specialty Stores – 1.4%		
Five Below, Inc. (A)	129	5,978
Total Consumer Discretionary – 20.4%		87,534
Consumer Staples		
Food Distributors – 0.3%		
U.S. Foods Holding Corp. (A)	55	1,333
Packaged Foods & Meats – 2.0%		
Lance, Inc.	254	8,593
Total Consumer Staples – 2.3%		9,926
Energy		
Oil & Gas Equipment & Services – 0.5%		
Matrix Service Co. (A)	115	1,901

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 2.5%		
Parsley Energy, Inc., Class A (A)	216	$ 5,848
Rice Energy, Inc. (A)	126	2,768
Viper Energy Partners L.P.	116	2,165
		10,781
Total Energy – 3.0%		12,682
Financials		
Consumer Finance – 1.3%		
Portfolio Recovery Associates, Inc. (A)	236	5,690
Regional Banks – 1.4%		
Banc of California, Inc.	183	3,305
Renasant Corp.	90	2,900
		6,205
Specialized Finance – 0.7%		
Bats Global Markets, Inc.	111	2,841
Thrifts & Mortgage Finance – 2.4%		
LendingTree, Inc. (A)	114	10,105
Total Financials – 5.8%		24,841
Health Care		
Biotechnology – 1.0%		
Eagle Pharmaceuticals, Inc. (A)	56	2,172
Ligand Pharmaceuticals, Inc. (A)	19	2,219
		4,391
Health Care Equipment – 8.3%		
AtriCure, Inc. (A)	268	3,784
DexCom, Inc. (A)	93	7,357
Inogen, Inc. (A)	143	7,181
K2M Group Holdings, Inc. (A)	688	10,673
Nevro Corp. (A)	93	6,852
		35,847
Health Care Facilities – 3.1%		
Acadia Healthcare Co., Inc. (A)	115	6,364
Surgical Care Affiliates, Inc. (A)	145	6,900
		13,264
Health Care Services – 4.8%		
AMN Healthcare Services, Inc. (A)	349	13,934
ExamWorks Group, Inc. (A)	189	6,594
		20,528
Health Care Supplies – 1.3%		
Vascular Solutions, Inc. (A)	136	5,646
Pharmaceuticals – 0.9%		
Akorn, Inc. (A)	130	3,701
Total Health Care – 19.4%		83,377

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Building Products – 4.8%		
American Woodmark Corp. (A)	117	$ 7,780
Apogee Enterprises, Inc.	154	7,140
Insteel Industries, Inc.	99	2,819
Trex Co., Inc. (A)	62	2,785
		20,524
Construction & Engineering – 1.2%		
Comfort Systems USA, Inc.	153	4,990
Industrial Machinery – 2.2%		
John Bean Technologies Corp.	85	5,216
Woodward, Inc.	77	4,409
		9,625
Trading Companies & Distributors – 1.0%		
Beacon Roofing Supply, Inc. (A)	100	4,547
Total Industrials – 9.2%		39,686
Information Technology		
Application Software – 10.3%		
BroadSoft, Inc. (A)	222	9,109
Ellie Mae, Inc. (A)	52	4,738
HubSpot, Inc. (A)	112	4,880
Paycom Software, Inc. (A)	124	5,349
Tyler Technologies, Inc. (A)	62	10,328
Ultimate Software Group, Inc. (The) (A)	31	6,584
Zendesk, Inc. (A)	122	3,224
		44,212
Communications Equipment – 4.7%		
Applied Optoelectronics, Inc. (A)	191	2,128
Dycom Industries, Inc. (A)	203	18,212
		20,340
Home Entertainment Software – 2.6%		
Take-Two Interactive Software, Inc. (A)	293	11,103
Internet Software & Services – 1.7%		
LogMeIn, Inc. (A)	62	3,901
Shopify, Inc., Class A (A)	112	3,448
		7,349
Semiconductor Equipment – 1.5%		
MaxLinear, Inc., Class A (A)	357	6,421
Semiconductors – 7.4%		
Himax Technologies, Inc. ADR	643	5,307
Integrated Device Technology, Inc. (A)	420	8,460
Mellanox Technologies Ltd. (A)	158	7,568
Silicon Motion Technology Corp. ADR	214	10,215
		31,550

SCHEDULE OF INVESTMENTS

SMALL CAP GROWTH (in thousands)

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 3.1%		
Gigamon, Inc. (A)	178	$ 6,663
Imperva, Inc. (A)	86	3,712
Rubicon Project, Inc. (The) (A)	55	755
SecureWorks Corp., Class A (A)	168	2,364
		13,494
Total Information Technology – 31.3%		134,469
Materials		
Construction Materials – 1.4%		
U.S. Concrete, Inc. (A)	101	6,146
Specialty Chemicals – 1.3%		
Flotek Industries, Inc. (A)	409	5,392
Total Materials – 2.7%		11,538

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services		
Wireless Telecommunication Service – 1.0%		
RingCentral, Inc., Class A (A)	215	$ 4,244
Total Telecommunication Services – 1.0%		4,244
TOTAL COMMON STOCKS – 95.1%		$408,297
(Cost: $358,620)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 4.5%		
CVS Health Corp.,		
0.630%, 7-1-16	$5,000	5,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.380%, 7-12-16	5,000	4,999
J.M. Smucker Co. (The),		
0.620%, 7-6-16	4,000	4,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Northern Illinois Gas Co.,		
0.420%, 7-1-16	$5,302	$ 5,302
		19,301
Master Note – 0.4%		
Toyota Motor Credit Corp.,		
0.590%, 7-6-16 (C)	1,789	1,789
TOTAL SHORT-TERM SECURITIES – 4.9%		$ 21,090
(Cost: $21,090)		
TOTAL INVESTMENT SECURITIES – 100.0%		$429,387
(Cost: $379,710)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(93)
NET ASSETS – 100.0%		$429,294

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2016.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$408,297	$ —	$—
Short-Term Securities	—	21,090	—
Total	$408,297	$21,090	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	97.1%
Industrials	19.2%
Financials	17.4%
Consumer Staples	12.9%
Materials	12.7%
Information Technology	11.0%
Consumer Discretionary	7.7%
Utilities	7.7%
Health Care	4.7%
Energy	3.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Top 10 Equity Holdings

Company	Sector	Industry
Take-Two Interactive Software, Inc.	Information Technology	Home Entertainment Software
Beacon Roofing Supply, Inc.	Industrials	Trading Companies & Distributors
Webster Financial Corp.	Financials	Regional Banks
Flotek Industries, Inc.	Materials	Specialty Chemicals
Woodward, Inc.	Industrials	Industrial Machinery
LifePoint Health, Inc.	Health Care	Health Care Facilities
Nu Skin Enterprises, Inc., Class A	Consumer Staples	Personal Products
Continental Building Products, Inc.	Industrials	Building Products
Laredo Petroleum Holdings, Inc.	Energy	Oil & Gas Exploration & Production
Communications Sales & Leasing, Inc.	Financials	Specialized REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SMALL CAP VALUE *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 2.2%		
Monro Muffler Brake, Inc.	116	$ 7,365
Footwear – 1.4%		
Crocs, Inc.(A)	424	4,787
Homefurnishing Retail – 0.8%		
Restoration Hardware Holdings, Inc.(A)	97	2,794
Movies & Entertainment – 1.7%		
AMC Entertainment Holdings, Inc., Class A	212	5,849
Restaurants – 1.6%		
Cheesecake Factory, Inc. (The)	115	5,524
Total Consumer Discretionary – 7.7%		26,319
Consumer Staples		
Food Retail – 3.4%		
Casey's General Stores, Inc.	42	5,563
Smart & Final Stores, Inc.(A)	403	6,001
		11,564
Packaged Foods & Meats – 4.1%		
Pinnacle Foods, Inc.	160	7,397
TreeHouse Foods, Inc.(A)	66	6,777
		14,174
Personal Products – 2.9%		
Nu Skin Enterprises, Inc., Class A	216	9,991
Soft Drinks – 2.5%		
Coca-Cola Bottling Co. Consolidated	57	8,391
Total Consumer Staples – 12.9%		44,120
Energy		
Oil & Gas Equipment & Services – 1.2%		
U.S. Silica Holdings, Inc.	117	4,023
Oil & Gas Exploration & Production – 2.6%		
Laredo Petroleum Holdings, Inc.(A)	847	8,879
Total Energy – 3.8%		12,902
Financials		
Industrial REITs – 1.1%		
STAG Industrial, Inc.	162	3,853
Office REITs – 1.9%		
Highwoods Properties, Inc.	121	6,363
Property & Casualty Insurance – 0.0%		
Argo Group International Holdings Ltd.	–*	–*

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 8.3%		
FCB Financial Holdings, Inc., Class A (A)	155	$ 5,260
Tompkins Financial Corp.	25	1,593
Webster Financial Corp.	464	15,742
Western Alliance Bancorporation(A)	181	5,900
		28,495
Reinsurance – 2.1%		
Reinsurance Group of America, Inc.	73	7,109
Specialized REITs – 4.0%		
Communications Sales & Leasing, Inc.	297	8,584
Entertainment Properties Trust	63	5,082
		13,666
Total Financials – 17.4%		59,486
Health Care		
Health Care Facilities – 3.3%		
LifePoint Health, Inc.(A)	171	11,161
Health Care Services – 1.4%		
Healthways, Inc.(A)	408	4,717
Total Health Care – 4.7%		15,878
Industrials		
Airlines – 0.9%		
Copa Holdings S.A., Class A	60	3,151
Building Products – 2.8%		
Continental Building Products, Inc.(A)	421	9,366
Commercial Printing – 2.3%		
Deluxe Corp.	57	3,767
Multi-Color Corp.	65	4,146
		7,913
Construction Machinery & Heavy Trucks – 0.8%		
Manitowoc Co., Inc. (The)	528	2,879
Industrial Machinery – 3.3%		
Woodward, Inc.	194	11,197
Marine – 1.3%		
Kirby Corp.(A)	74	4,586
Trading Companies & Distributors – 5.9%		
Beacon Roofing Supply, Inc.(A)	351	15,949
Univar, Inc.(A)	220	4,158
		20,107
Trucking – 1.9%		
YRC Worldwide, Inc.(A)	739	6,501
Total Industrials – 19.2%		65,700

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Communications Equipment – 0.9%		
Oclaro, Inc.(A)	585	$ 2,856
Data Processing & Outsourced Services – 1.3%		
Wright Express Corp.(A)	51	4,519
Home Entertainment Software – 4.9%		
Take-Two Interactive Software, Inc.(A)	443	16,783
IT Consulting & Other Services – 3.9%		
Computer Sciences Corp.	121	5,992
Science Applications International Corp.	124	7,241
		13,233
Total Information Technology – 11.0%		37,391
Materials		
Aluminum – 1.4%		
Kaiser Aluminum Corp.	54	4,884
Gold – 2.2%		
IAMGOLD Corp.(A)	1,275	5,281
Kinross Gold Corp.(A)	463	2,264
		7,545
Precious Metals & Minerals – 2.4%		
Hecla Mining Co.(A)	433	2,206
Silver Standard Resources, Inc.(A)	447	5,803
		8,009
Specialty Chemicals – 6.7%		
Flotek Industries, Inc.(A)	852	11,242
PolyOne Corp.	236	8,303
Sensient Technologies Corp.	46	3,267
		22,812
Total Materials – 12.7%		43,250
Utilities		
Electric Utilities – 3.3%		
ALLETE, Inc.	93	6,030
IDACORP, Inc.	45	3,628
Portland General Electric Co.	37	1,630
		11,288
Gas Utilities – 1.9%		
New Jersey Resources Corp.	99	3,797
South Jersey Industries, Inc.	83	2,628
		6,425
Multi-Utilities – 2.5%		
MDU Resources Group, Inc.	182	4,356
NorthWestern Corp.	67	4,214
		8,570
Total Utilities – 7.7%		26,283
TOTAL COMMON STOCKS – 97.1%		$331,329
(Cost: $310,196)		

SCHEDULE OF INVESTMENTS SMALL CAP VALUE *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(B) – 1.5%		
Kroger Co. (The), 0.570%, 7-1-16	$5,332	$ 5,332
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (C)	2,945	2,945
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 8,277
(Cost: $8,277)		
TOTAL INVESTMENT SECURITIES – 99.5%		$339,606
(Cost: $318,473)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		1,645
NET ASSETS – 100.0%		$ 341,251

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$331,329	$ —	$—
Short-Term Securities	—	8,277	—
Total	$331,329	$8,277	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS VALUE

ALL DATA AS OF JUNE 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	95.5%
Financials	32.9%
Health Care	15.3%
Information Technology	11.6%
Energy	10.0%
Consumer Discretionary	9.9%
Consumer Staples	7.3%
Utilities	4.9%
Materials	3.3%
Industrials	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.5%

Top 10 Equity Holdings

Company	Sector	Industry
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
Microsoft Corp.	Information Technology	Systems Software
Duke Energy Corp.	Utilities	Electric Utilities
Capital One Financial Corp.	Financials	Consumer Finance
American International Group, Inc.	Financials	Multi-Line Insurance
MetLife, Inc.	Financials	Life & Health Insurance
Dow Chemical Co. (The)	Materials	Diversified Chemicals
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
Hess Corp.	Energy	Integrated Oil & Gas

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

VALUE *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 3.1%		
Comcast Corp., Class A	178	$ 11,598
Casinos & Gaming – 2.1%		
Las Vegas Sands, Inc.	174	7,550
General Merchandise Stores – 2.5%		
Target Corp.	133	9,251
Housewares & Specialties – 2.2%		
Newell Rubbermaid, Inc.	166	8,077
Total Consumer Discretionary – 9.9%		**36,476**
Consumer Staples		
Agricultural Products – 2.8%		
Ingredion, Inc.	80	10,301
Drug Retail – 2.5%		
CVS Caremark Corp.	95	9,086
Tobacco – 2.0%		
Philip Morris International, Inc.	75	7,578
Total Consumer Staples – 7.3%		**26,965**
Energy		
Integrated Oil & Gas – 4.6%		
Chevron Corp.	56	5,839
Hess Corp.	187	11,227
		17,066
Oil & Gas Refining & Marketing – 2.8%		
Marathon Petroleum Corp.(A)	267	10,128
Oil & Gas Storage & Transportation – 2.6%		
Energy Transfer Partners L.P.	75	2,870
VTTI Energy Partners L.P.	329	6,681
		9,551
Total Energy – 10.0%		**36,745**
Financials		
Consumer Finance – 5.8%		
Capital One Financial Corp.	213	13,502
Synchrony Financial(B)	314	7,925
		21,427
Life & Health Insurance – 3.3%		
MetLife, Inc.	306	12,196
Mortgage REITs – 2.6%		
American Capital Agency Corp.	479	9,496
Multi-Line Insurance – 3.7%		
American International Group, Inc.(A)	254	13,450

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 9.5%		
Citigroup, Inc.(A)	408	$ 17,312
JPMorgan Chase & Co.	283	17,561
		34,873
Property & Casualty Insurance – 3.0%		
Allstate Corp. (The)	157	11,010
Reinsurance – 2.5%		
Reinsurance Group of America, Inc.	96	9,340
Specialized REITs – 2.5%		
Communications Sales & Leasing, Inc.	321	9,268
Total Financials – 32.9%		**121,060**
Health Care		
Biotechnology – 2.7%		
Amgen, Inc.	66	10,057
Health Care Facilities – 2.8%		
HCA Holdings, Inc.(B)	136	10,450
Managed Health Care – 6.8%		
Aetna, Inc.	56	6,827
Anthem, Inc.	64	8,458
Cigna Corp.	44	5,581
Humana, Inc.	22	3,993
		24,859
Pharmaceuticals – 3.0%		
Teva Pharmaceutical Industries Ltd. ADR	218	10,935
Total Health Care – 15.3%		**56,301**
Industrials		
Industrial Machinery – 0.3%		
Eaton Corp.	20	1,195
Total Industrials – 0.3%		**1,195**
Information Technology		
IT Consulting & Other Services – 0.7%		
Computer Sciences Corp.	53	2,631
Semiconductor Equipment – 1.4%		
Lam Research Corp.	63	5,271
Semiconductors – 3.0%		
Micron Technology, Inc.(A)(B)	789	10,857
Systems Software – 4.3%		
Microsoft Corp.	310	15,868
Technology Hardware, Storage & Peripherals – 2.2%		
Western Digital Corp.(A)	174	8,237
Total Information Technology – 11.6%		**42,864**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Chemicals – 3.3%		
Dow Chemical Co. (The)	244	$ 12,114
Total Materials – 3.3%		**12,114**
Utilities		
Electric Utilities – 4.9%		
Duke Energy Corp.	159	13,641
Exelon Corp.(A)	118	4,279
		17,920
Total Utilities – 4.9%		**17,920**
TOTAL COMMON STOCKS – 95.5%		**$ 351,640**
(Cost: $355,028)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(C) – 3.7%		
J.M. Smucker Co. (The), 0.620%, 7-6-16	$3,000	3,000
Kroger Co. (The), 0.570%, 7-1-16	5,449	5,449
Novartis Finance Corp. (GTD by Novartis AG), 0.380%, 7-27-16	5,000	4,998
		13,447
Master Note – 0.7%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (D)	2,696	2,696
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 16,143**
(Cost: $16,143)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$ 367,783**
(Cost: $371,171)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		253
NET ASSETS – 100.0%		**$368,036**

SCHEDULE OF INVESTMENTS VALUE *(in thousands)*

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $17,577 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
American International Group, Inc.	N/A	Call	159	July 2016	$60.00	$ 8	$ —*
Chevron Corp.	N/A	Put	94	July 2016	90.00	11	(1)
Exelon Corp.	N/A	Call	1,066	July 2016	33.00	36	(352)
Micron Technology, Inc.	N/A	Call	823	July 2016	15.00	13	(18)
Newell Rubbermaid, Inc.	N/A	Put	299	September 2016	42.00	16	(20)
Synchrony Financial	N/A	Put	714	August 2016	22.00	23	(27)
VTTI Energy Partners L.P.	N/A	Put	251	July 2016	20.00	57	(16)
Western Digital Corp.	N/A	Call	235	July 2016	55.00	13	(2)
						$177	$(436)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$351,640	$ —	$—
Short-Term Securities	—	16,143	—
Total	$351,640	$16,143	$—
Liabilities			
Written Options	$ 373	$ 63	$—

During the period ended June 30, 2016, securities totaling $24 were transferred from Level 2 to Level 1 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guarenteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016 (UNAUDITED)

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
ASSETS							
Investments in unaffiliated securities at value+	$ 597	$ 595	$ 219	$ 441	$ 307	$ 10,464	$ 1,620
Investments in affiliated securities at market value+	76,307	112,136	861,704	1,015,043	263,488	446,820	67,352
Investments at Market Value	76,904	112,731	861,923	1,015,484	263,795	457,284	68,972
Cash	1	1	1	1	1	1	1
Restricted cash	—	—	—	—	—	2,593	397
Investment securities sold receivable	—	—	380	158	292	—	—
Dividends and interest receivable	—*	2	8	5	3	5	1
Capital shares sold receivable	320	—*	146	2	—*	1,361	124
Total Assets	77,225	112,734	862,458	1,015,650	264,091	461,244	69,495
LIABILITIES							
Capital shares redeemed payable	1	27	113	92	600	11	52
Independent Trustees and Chief Compliance Officer fees payable	5	5	38	47	12	4	1
Shareholder servicing payable	—*	1	4	4	1	2	—*
Investment management fee payable	—	—	—	—	—	3	—*
Accounting services fee payable	2	3	12	14	5	7	2
Variation margin payable	—	—	—	—	—	754	117
Other liabilities	3	3	10	13	7	5	1
Total Liabilities	11	39	177	170	625	786	173
Total Net Assets	$ 77,214	$112,695	$ 862,281	$1,015,480	$263,466	$460,458	$69,322
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 83,198	$115,590	$ 878,359	$1,037,632	$270,229	$487,660	$ 75,835
Undistributed net investment income	706	802	6,693	8,721	2,076	2,931	462
Accumulated net realized gain	4,786	4,012	41,493	53,983	10,846	18,231	3,035
Net unrealized depreciation	(11,476)	(7,709)	(64,264)	(84,856)	(19,685)	(48,364)	(10,010)
Total Net Assets	$ 77,214	$112,695	$ 862,281	$1,015,480	$263,466	$460,458	$69,322
CAPITAL SHARES OUTSTANDING	17,570	23,672	179,596	208,175	54,742	90,694	14,265
NET ASSET VALUE PER SHARE	$ 4.39	$ 4.76	$ 4.80	$ 4.88	$ 4.81	$ 5.08	$ 4.86
+COST							
Investments in unaffiliated securities at cost	$ 597	$ 595	$ 219	$ 441	$ 307	$ 10,464	$ 1,620
Investments in affiliated securities at cost	87,783	119,845	925,968	1,099,899	283,173	493,786	77,151

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016 (UNAUDITED)

(In thousands, except per share amounts)	Pathfinder Moderately Conservative - Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
ASSETS							
Investments in unaffiliated securities at value+	$ 1,167	$ 1,010,611	$366,677	$279,762	$ 433,592	$ 512,791	$155,259
Investments in affiliated securities at market value+	59,738	—	—	—	—	—	—
Bullion at value+	—	74,706	—	—	—	—	—
Investments at Market Value	60,905	1,085,317	366,677	279,762	433,592	512,791	155,259
Cash	1	2,377	27	1	1	1	237
Cash denominated in foreign currencies at value+	—	1	—	—	—	—	—
Restricted cash	338	—	—	—	—	—	—
Investment securities sold receivable	—	—	3,220	2,708	2,221	1,708	—
Dividends and interest receivable	1	4,845	1,104	2,004	514	1,013	64
Capital shares sold receivable	12	149	219	142	110	23	66
Unrealized appreciation on forward foreign currency contracts	—	53	—	—	—	—	—
Total Assets	61,257	1,092,742	371,247	284,617	436,438	515,536	155,626
LIABILITIES							
Investment securities purchased payable	—	—	1,210	2,494	7,446	1,824	235
Capital shares redeemed payable	5	1,775	60	111	207	140	73
Independent Trustees and Chief Compliance Officer fees payable	1	128	73	69	145	26	5
Distribution and service fees payable	—	7	3	2	3	4	1
Shareholder servicing payable	—*	6	2	1	2	2	1
Investment management fee payable	—*	21	7	4	8	10	4
Accounting services fee payable	2	21	10	8	10	11	5
Variation margin payable	98	—	—	—	—	—	—
Written options at value+	—	837	1	—	—	—	—
Other liabilities	1	33	8	6	8	8	3
Total Liabilities	107	2,828	1,374	2,695	7,829	2,025	327
Total Net Assets	$ 61,150	$1,089,914	$369,873	$281,922	$428,609	$ 513,511	$155,299
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 64,564	$ 1,182,038	$348,229	$267,973	$ 396,510	$447,654	$170,055
Undistributed (distributions in excess of) net investment income	348	21,629	2,751	2,412	(344)	3,760	(197)
Accumulated net realized gain (loss)	2,020	(65,508)	1,285	3,048	7,668	2,732	(22,652)
Net unrealized appreciation (depreciation)	(5,782)	(48,245)	17,608	8,489	24,775	59,365	8,093
Total Net Assets	$ 61,150	$1,089,914	$369,873	$281,922	$428,609	$ 513,511	$155,299
CAPITAL SHARES OUTSTANDING	12,307	135,660	50,630	52,467	41,887	68,858	26,597
NET ASSET VALUE PER SHARE	$ 4.97	$ 8.03	$ 7.31	$ 5.37	$ 10.23	$ 7.46	$ 5.84
+COST							
Investments in unaffiliated securities at cost	$ 1,167	$1,064,525	$ 349,173	$ 271,273	$ 408,817	$453,426	$ 147,166
Investments in affiliated securities at cost	65,341	—	—	—	—	—	—
Bullion at cost	—	69,043	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	1	—	—	—	—	—
Written options premiums received at cost	—	842	105	—	—	—	—

*Not shown due to rounding.
(1) Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016 (UNAUDITED)

(In thousands, except per share amounts)	Global Bond	Global Growth	Global Natural Resources	Growth	High Income	International Core Equity	Limited-Term Bond
ASSETS							
Investments in unaffiliated securities at value+	$20,893	$471,606	$128,650	$835,255	$756,485	$628,021	$378,022
Investments at Market Value	20,893	471,606	128,650	835,255	756,485	628,021	378,022
Cash	2	1	—*	1	1,368	1	1
Cash denominated in foreign currencies at value+	—	1	—	—	6	620	—
Restricted cash	—	—	—	—	130	20	—
Investment securities sold receivable	—	7,896	—	4,812	1,191	4,892	5,736
Dividends and interest receivable	215	683	146	545	12,847	2,991	2,661
Capital shares sold receivable	8	132	191	4	562	746	—*
Unrealized appreciation on forward foreign currency contracts	11	41	822	—	65	3,323	—
Unrealized appreciation on swap agreements	—	—	—	—	2	—	—
Prepaid and other assets	—	—	—	1	1	—	—
Total Assets	21,129	480,360	129,809	840,618	772,657	640,614	386,420
LIABILITIES							
Investment securities purchased payable	—	11,650	—	15,270	4,532	688	—
Capital shares redeemed payable	28	139	255	436	1,805	4,201	107
Independent Trustees and Chief Compliance Officer fees payable	1	51	15	213	50	65	13
Distribution and service fees payable	—*	3	1	5	5	4	3
Shareholder servicing payable	—*	2	1	4	3	3	2
Investment management fee payable	—	11	3	15	12	15	5
Accounting services fee payable	1	11	5	17	17	13	10
Other liabilities	2	14	9	19	54	22	7
Total Liabilities	32	11,881	289	15,979	6,478	5,011	147
Total Net Assets	$21,097	$468,479	$129,520	$824,639	$766,179	$635,603	$386,273
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$22,331	$454,049	$187,009	$640,834	$850,197	$695,158	$380,865
Undistributed net investment income	279	776	191	888	26,861	8,584	2,861
Accumulated net realized gain (loss)	(1,101)	(5,947)	(48,865)	35,640	(48,134)	(25,930)	(3,506)
Net unrealized appreciation (depreciation)	(412)	19,601	(8,815)	147,277	(62,745)	(42,209)	6,053
Total Net Assets	$21,097	$468,479	$129,520	$824,639	$766,179	$635,603	$386,273
CAPITAL SHARES OUTSTANDING	4,404	59,333	32,006	84,581	229,503	44,411	78,349
NET ASSET VALUE PER SHARE	$ 4.79	$ 7.90	$ 4.05	$ 9.75	$ 3.34	$ 14.31	$ 4.93
+COST							
Investments in unaffiliated securities at cost	$ 21,318	$ 451,999	$ 138,287	$ 687,978	$ 819,297	$ 673,503	$ 371,969
Cash denominated in foreign currencies at cost	—	1	—	—	6	620	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016 (UNAUDITED)

(In thousands, except per share amounts)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
ASSETS							
Investments in unaffiliated securities at value+	$ 55,793	$ 599,831	$ 539,688	$ 50,041	$ 505,019	$ 429,387	$ 339,606
Investments at Market Value	55,793	599,831	539,688	50,041	505,019	429,387	339,606
Cash	1	1	32	75	1	1	1
Investment securities sold receivable	306	1,060	—	117	727	—	8,628
Dividends and interest receivable	12	357	204	151	240	86	412
Capital shares sold receivable	113	150	206	3	184	116	20
Receivable from affiliates	—	95	31	—	—	—	—
Prepaid and other assets	—	—	1	—	—	—	—
Total Assets	56,225	601,494	540,162	50,387	506,171	429,590	348,667
LIABILITIES							
Investment securities purchased payable	161	11	—	161	711	—	7,190
Capital shares redeemed payable	127	250	166	21	7,038	170	172
Distributions payable	—	—	26	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	6	18	34	5	66	88	26
Distribution and service fees payable	—*	4	—	—*	3	3	2
Shareholder servicing payable	—*	2	2	—*	3	2	1
Investment management fee payable	2	14	6	1	11	10	8
Accounting services fee payable	3	13	11	2	11	10	8
Written options at value+	—	1,780	—	—	610	—	—
Other liabilities	4	11	9	4	17	13	9
Total Liabilities	303	2,103	254	194	8,470	296	7,416
Total Net Assets	$55,922	$599,391	$539,908	$50,193	$497,701	$429,294	$ 341,251
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 55,078	$569,806	$ 539,891	$39,598	$ 385,778	$398,355	$ 307,417
Undistributed (distributions in excess of) net investment income	(256)	(785)	—	767	(1,346)	(1,709)	(886)
Accumulated net realized gain (loss)	(3,262)	395	17	2,069	(4,982)	(17,029)	13,587
Net unrealized appreciation	4,362	29,975	—	7,759	118,251	49,677	21,133
Total Net Assets	$55,922	$599,391	$539,908	$50,193	$497,701	$429,294	$ 341,251
CAPITAL SHARES OUTSTANDING	3,173	66,081	539,894	5,625	24,884	47,195	21,645
NET ASSET VALUE PER SHARE	$ 17.62	$ 9.07	$ 1.00	$ 8.92	$ 20.00	$ 9.10	$ 15.77
+COST							
Investments in unaffiliated securities at cost	$ 51,431	$569,293	$ 539,688	$42,282	$ 386,885	$ 379,710	$ 318,473
Written options premiums received at cost	—	1,217	—	—	727	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016 (UNAUDITED)

(In thousands, except per share amounts)	Value
ASSETS	
Investments in unaffiliated securities at value+	$ 367,783
Investments at Market Value	367,783
Cash	1
Investment securities sold receivable	4,500
Dividends and interest receivable	764
Capital shares sold receivable	38
Total Assets	373,086
LIABILITIES	
Investment securities purchased payable	4,197
Capital shares redeemed payable	343
Independent Trustees and Chief Compliance Officer fees payable	45
Distribution and service fees payable	3
Shareholder servicing payable	2
Investment management fee payable	7
Accounting services fee payable	10
Written options at value+	436
Other liabilities	7
Total Liabilities	5,050
Total Net Assets	$368,036
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$ 377,273
Distributions in excess of net investment income	(2,261)
Accumulated net realized loss	(3,329)
Net unrealized depreciation	(3,647)
Total Net Assets	$368,036
CAPITAL SHARES OUTSTANDING	70,256
NET ASSET VALUE PER SHARE	$ 5.24
+COST	
Investments in unaffiliated securities at cost	$ 371,171
Written options premiums received at cost	177

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (UNAUDITED)

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
INVESTMENT INCOME							
Dividends from affiliated securities	$ 746	$ 852	$ 6,895	$ 8,957	$ 2,163	$ 3,453	$ 587
Interest and amortization from unaffiliated securities	1	1	1	1	1	33	4
Total Investment Income	747	853	6,896	8,958	2,164	3,486	591
EXPENSES							
Investment management fee	—	—	—	—	—	420	66
Shareholder servicing	1	1	6	7	2	3	1
Custodian fees	1	1	1	1	1	2	1
Independent Trustees and Chief Compliance Officer fees	2	3	24	30	7	10	2
Accounting services fee	13	18	73	85	29	42	12
Professional fees	12	13	23	33	21	20	16
Other	8	8	29	36	14	29	7
Total Expenses	37	44	156	192	74	526	105
Net Investment Income	710	809	6,740	8,766	2,090	2,960	486
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in affiliated securities	68	169	2,105	2,903	307	258	51
Distributions of realized capital gains from affiliated securities	4,726	3,849	39,407	51,095	10,550	19,737	3,349
Futures contracts	—	—	—	—	—	(1,565)	(327)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	—	—
Investments in affiliated securities	(7,022)	(5,070)	(55,616)	(71,280)	(14,656)	(24,377)	(4,312)
Futures contracts	—	—	—	—	—	(1,592)	(248)
Net Realized and Unrealized Loss	(2,228)	(1,052)	(14,104)	(17,282)	(3,799)	(7,539)	(1,487)
Net Decrease in Net Assets Resulting from Operations	$ (1,518)	$ (243)	$ (7,364)	$ (8,516)	$ (1,709)	$ (4,579)	$(1,001)

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (UNAUDITED)

(In thousands)	Pathfinder Moderately Conservative - Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 4,719	$ 2,351	$ —	$ 2,905	$ 6,293	$ 706
Dividends from affiliated securities	459	—	—	—	—	—	—
Foreign dividend withholding tax	—	(144)	(43)	—	(65)	(77)	(15)
Interest and amortization from unaffiliated securities	4	5,148	2,197	3,597	15	115	14
Foreign interest withholding tax	—	—*	—	—	—	—	—
Payment in-kind bond security income	—	28	—	—	—	—	—
Total Investment Income	463	9,751	4,505	3,597	2,855	6,331	705
EXPENSES							
Investment management fee	55	3,986	1,276	659	1,496	1,735	550
Service fee	—	1,437	456	347	534	620	162
Shareholder servicing	—*	9	2	2	3	3	1
Custodian fees	1	22	5	4	5	6	4
Independent Trustees and Chief Compliance Officer fees	1	37	12	9	16	14	3
Accounting services fee	12	124	60	46	62	66	31
Professional fees	15	117	23	24	19	21	17
Other	7	78	18	16	19	20	14
Total Expenses	91	5,810	1,852	1,107	2,154	2,485	782
Less:							
Expenses in excess of limit	—	(50)	—	—	(107)	—	—
Total Net Expenses	91	5,760	1,852	1,107	2,047	2,485	782
Net Investment Income (Loss)	372	3,991	2,653	2,490	808	3,846	(77)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	(15,678)	712	3,063	6,914	574	(7,053)
Investments in affiliated securities	28	—	—	—	—	—	—
Distributions of realized capital gains from affiliated securities	2,238	—	—	—	—	—	—
Futures contracts	(211)	1,580	—	—	—	—	—
Written options	—	1,384	681	—	—	—	—
Forward foreign currency contracts	—	(891)	—	—	—	—	—
Foreign currency exchange transactions	—	15	—	—	—	2	1
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(24,730)	(5,618)	11,034	(10,592)	7,713	28,672
Investments in affiliated securities	(2,857)	—	—	—	—	—	—
Futures contracts	(212)	—	—	—	—	—	—
Written options	—	(1,112)	104	—	—	—	—
Forward foreign currency contracts	—	(155)	—	—	—	—	—
Foreign currency exchange transactions	—	19	—	—	—	—	—*
Net Realized and Unrealized Gain (Loss)	(1,014)	(39,568)	(4,121)	14,097	(3,678)	8,289	21,620
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (642)	$(35,577)	$(1,468)	$16,587	$ (2,870)	$12,135	$21,543

*Not shown due to rounding.
(1) Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements.)

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (UNAUDITED)

(In thousands)	Global Bond	Global Growth	Global Natural Resources	Growth	High Income	International Core Equity	Limited-Term Bond
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 27	$ 3,787	$ 1,092	$ 5,147	$ 269	$ 13,226	$ —
Foreign dividend withholding tax	—*	(233)	(37)	(46)	—	(876)	—
Interest and amortization from unaffiliated securities	373	73	12	49	29,886	42	4,442
Foreign interest withholding tax	—	—*	—	—	—	—*	—
Total Investment Income	400	3,627	1,067	5,150	30,155	12,392	4,442
EXPENSES							
Investment management fee	63	2,011	587	2,912	2,276	2,688	964
Service fee	25	592	147	1,040	922	791	482
Shareholder servicing	—*	3	1	6	5	4	3
Custodian fees	2	14	3	7	6	45	4
Independent Trustees and Chief Compliance Officer fees	—*	14	4	30	21	20	11
Accounting services fee	7	65	30	102	89	80	61
Professional fees	20	27	22	27	43	28	26
Other	5	23	14	35	29	47	11
Total Expenses	122	2,749	808	4,159	3,391	3,703	1,562
Less:							
Expenses in excess of limit	(63)	(71)	—	(125)	(125)	—	—
Total Net Expenses	59	2,678	808	4,034	3,266	3,703	1,562
Net Investment Income	341	949	259	1,116	26,889	8,689	2,880
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(329)	(5,938)	(10,385)	35,664	(26,368)	(23,879)	1,148
Written options	—	—	—	—	—	(25)	—
Swap agreements	—	—	—	—	222	—	—
Forward foreign currency contracts	3	—	(113)	—	(289)	(759)	—
Foreign currency exchange transactions	(3)	(118)	3	—	4	(9)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	948	(25,158)	23,115	(74,663)	53,604	(22,952)	6,621
Swap agreements	—	—	—	—	29	—	—
Forward foreign currency contracts	8	41	611	—	10	2,301	—
Foreign currency exchange transactions	4	30	—*	—	—*	18	—
Net Realized and Unrealized Gain (Loss)	631	(31,143)	13,231	(38,999)	27,212	(45,305)	7,769
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 972	$(30,194)	$13,490	$(37,883)	$ 54,101	$ (36,616)	$10,649

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (UNAUDITED)

(In thousands)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 87	$ 2,389	$ —	$ 941	$ 1,333	$ 590	$ 2,005
Foreign dividend withholding tax	—	—	—	—	(12)	—	—
Interest and amortization from unaffiliated securities	8	42	1,387	1	184	64	27
Total Investment Income	95	2,431	1,387	942	1,505	654	2,032
EXPENSES							
Investment management fee	249	2,434	1,081	210	2,186	1,690	1,350
Service fee	65	716	—	58	643	497	397
Shareholder servicing	—*	4	4	—*	4	3	2
Custodian fees	2	7	7	3	22	6	9
Independent Trustees and Chief Compliance Officer fees	2	16	15	2	17	14	9
Accounting services fee	19	74	68	14	67	61	48
Professional fees	14	21	18	12	20	16	16
Other	8	30	16	7	54	24	13
Total Expenses	359	3,302	1,209	306	3,013	2,311	1,844
Less:							
Expenses in excess of limit	—	(153)	(31)	(21)	(52)	(40)	—
Total Net Expenses	359	3,149	1,178	285	2,961	2,271	1,844
Net Investment Income (Loss)	(264)	(718)	209	657	(1,456)	(1,617)	188
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(3,256)	(153)	17	2,214	(4,001)	(16,900)	13,409
Written options	—	1,056	—	—	(916)	—	—
Foreign currency exchange transactions	—	(2)	—	—	—*	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	1,560	14,409	—	2,066	(46,598)	4,903	19,904
Written options	—	(1,649)	—	—	(56)	—	—
Foreign currency exchange transactions	—	1	—	—	—*	—	—
Net Realized and Unrealized Gain (Loss)	(1,696)	13,662	17	4,280	(51,571)	(11,997)	33,313
Net Increase (Decrease) in Net Assets Resulting from Operations	$(1,960)	$12,944	$ 226	$4,937	$(53,027)	$ (13,614)	$33,501

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (UNAUDITED)

(In thousands)	Value
INVESTMENT INCOME	
Dividends from unaffiliated securities	$ 4,235
Foreign dividend withholding tax	(21)
Interest and amortization from unaffiliated securities	55
Total Investment Income	4,269
EXPENSES	
Investment management fee	1,272
Service fee	454
Shareholder servicing	2
Custodian fees	4
Independent Trustees and Chief Compliance Officer fees	12
Accounting services fee	58
Professional fees	21
Other	95
Total Expenses	1,918
Less:	
Expenses in excess of limit	(18)
Total Net Expenses	1,900
Net Investment Income	2,369
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	(8,095)
Written options	197
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(857)
Written options	(518)
Net Realized and Unrealized Loss	(9,273)
Net Decrease in Net Assets Resulting from Operations	$(6,904)

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS Operations:						
Net investment income	$ 710	$ 1,185	$ 809	$ 1,311	$ 6,740	$ 11,297
Net realized gain on investments	4,794	7,754	4,018	7,057	41,512	68,307
Net change in unrealized depreciation	(7,022)	(8,650)	(5,070)	(7,776)	(55,616)	(75,994)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,518)	289	(243)	592	(7,364)	3,610
Distributions to Shareholders From:						
Net investment income	(1,183)	(2,349)	(1,313)	(1,383)	(11,307)	(15,558)
Net realized gains	(7,759)	(8,641)	(7,061)	(7,709)	(68,309)	(74,025)
Total Distributions to Shareholders	(8,942)	(10,990)	(8,374)	(9,092)	(79,616)	(89,583)
Capital Share Transactions	2,538	11,001	3,885	3,649	56,667	50,072
Net Increase (Decrease) in Net Assets	(7,922)	300	(4,732)	(4,851)	(30,313)	(35,901)
Net Assets, Beginning of Period	85,136	84,836	117,427	122,278	892,594	928,495
Net Assets, End of Period	$ 77,214	$ 85,136	$ 112,695	$ 117,427	$ 862,281	$892,594
Undistributed net investment income	$ 706	$ 1,179	$ 802	$ 1,306	$ 6,693	$ 11,260

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate - Managed Volatility	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS Operations:						
Net investment income	$ 8,766	$ 16,512	$ 2,090	$ 3,420	$ 2,960	$ 2,609
Net realized gain on investments	53,998	90,384	10,857	19,158	18,430	15,146
Net change in unrealized depreciation	(71,280)	(105,515)	(14,656)	(21,368)	(25,969)	(22,003)
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,516)	1,381	(1,709)	1,210	(4,579)	(4,248)
Distributions to Shareholders From:						
Net investment income	(16,506)	(25,209)	(3,418)	(4,238)	(2,612)	—
Net realized gains	(90,369)	(92,919)	(19,162)	(22,167)	(15,291)	—
Total Distributions to Shareholders	(106,875)	(118,128)	(22,580)	(26,405)	(17,903)	—
Capital Share Transactions	76,446	73,240	16,063	5,539	87,440	196,636
Net Increase (Decrease) in Net Assets	(38,945)	(43,507)	(8,226)	(19,656)	64,958	192,388
Net Assets, Beginning of Period	1,054,425	1,097,932	271,692	291,348	395,500	203,112
Net Assets, End of Period	$1,015,480	$1,054,425	$263,466	$271,692	$460,458	$395,500
Undistributed net investment income	$ 8,721	$ 16,461	$ 2,076	$ 3,404	$ 2,931	$ 2,583

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive - Managed Volatility		Pathfinder Moderately Conservative - Managed Volatility		Asset Strategy[1]	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 486	$ 625	$ 372	$ 323	$ 3,991	$ 11,864
Net realized gain (loss) on investments	3,073	3,401	2,055	1,804	(13,590)	(67,184)
Net change in unrealized depreciation	(4,560)	(4,904)	(3,069)	(2,659)	(25,978)	(65,940)
Net Decrease in Net Assets Resulting from Operations	(1,001)	(878)	(642)	(532)	(35,577)	(121,260)
Distributions to Shareholders From:						
Net investment income	(624)	—	(322)	—	(6,389)	(5,385)
Net realized gains	(3,420)	—	(1,837)	(102)	—	(258,552)
Total Distributions to Shareholders	(4,044)	—	(2,159)	(102)	(6,389)	(263,937)
Capital Share Transactions	7,507	24,847	10,166	23,315	(136,386)	53,860
Net Increase (Decrease) in Net Assets	2,462	23,969	7,365	22,681	(178,352)	(331,337)
Net Assets, Beginning of Period	66,860	42,891	53,785	31,104	1,268,266	1,599,603
Net Assets, End of Period	$ 69,322	$ 66,860	$ 61,150	$ 53,785	$1,089,914	$1,268,266
Undistributed net investment income	$ 462	$ 600	$ 348	$ 298	$ 21,629	$ 24,012

(In thousands)	Balanced		Bond		Core Equity	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,653	$ 5,164	$ 2,490	$ 5,615	$ 808	$ 1,829
Net realized gain on investments	1,393	54,582	3,063	3,195	6,914	51,913
Net change in unrealized appreciation (depreciation)	(5,514)	(60,752)	11,034	(8,039)	(10,592)	(56,495)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,468)	(1,006)	16,587	771	(2,870)	(2,753)
Distributions to Shareholders From:						
Net investment income	(5,061)	(3,687)	(6,593)	(8,715)	(1,939)	(1,727)
Net realized gains	(54,663)	(54,222)	(741)	—	(51,884)	(80,819)
Total Distributions to Shareholders	(59,724)	(57,909)	(7,334)	(8,715)	(53,823)	(82,546)
Capital Share Transactions	47,823	27,469	(7,131)	(21,808)	31,363	33,897
Net Increase (Decrease) in Net Assets	(13,369)	(31,446)	2,122	(29,752)	(25,330)	(51,402)
Net Assets, Beginning of Period	383,242	414,688	279,800	309,552	453,939	505,341
Net Assets, End of Period	$369,873	$383,242	$281,922	$279,800	$ 428,609	$ 453,939
Undistributed (distributions in excess of) net investment income	$ 2,751	$ 5,159	$ 2,412	$ 6,515	$ (344)	$ 787

[1]Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Dividend Opportunities		Energy		Global Bond	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,846	$ 5,832	$ (77)	$ 100	$ 341	$ 741
Net realized gain (loss) on investments	576	30,204	(7,052)	(10,628)	(329)	(730)
Net change in unrealized appreciation (depreciation)	7,713	(46,306)	28,672	(21,184)	960	(560)
Net Increase (Decrease) in Net Assets Resulting from Operations	12,135	(10,270)	21,543	(31,712)	972	(549)
Distributions to Shareholders From:						
Net investment income	(6,264)	(6,503)	(203)	(72)	(731)	(701)
Net realized gains	(28,123)	(55,662)	—	(654)	—	—
Total Distributions to Shareholders	(34,387)	(62,165)	(203)	(726)	(731)	(701)
Capital Share Transactions	21,251	75,723	16,800	31,630	984	1,843
Net Increase (Decrease) in Net Assets	(1,001)	3,288	38,140	(808)	1,225	593
Net Assets, Beginning of Period	514,512	511,224	117,159	117,967	19,872	19,279
Net Assets, End of Period	$ 513,511	$ 514,512	$155,299	$ 117,159	$ 21,097	$ 19,872
Undistributed (distributions in excess of) net investment income	$ 3,760	$ 6,176	$ (197)	$ 82	$ 279	$ 725

(In thousands)	Global Growth		Global Natural Resources		Growth	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 949	$ 1,122	$ 259	$ 749	$ 1,116	$ 219
Net realized gain (loss) on investments	(6,056)	15,626	(10,495)	(12,647)	35,664	89,855
Net change in unrealized appreciation (depreciation)	(25,087)	(2,978)	23,726	(20,514)	(74,663)	(28,957)
Net Increase (Decrease) in Net Assets Resulting from Operations	(30,194)	13,770	13,490	(32,412)	(37,883)	61,117
Distributions to Shareholders From:						
Net investment income	(1,039)	(2,105)	(874)	(137)	(205)	(949)
Net realized gains	(14,220)	(24,394)	—	—	(89,838)	(104,978)
Total Distributions to Shareholders	(15,259)	(26,499)	(874)	(137)	(90,043)	(105,927)
Capital Share Transactions	7,323	87,875	2,965	806	55,658	70,362
Net Increase (Decrease) in Net Assets	(38,130)	75,146	15,581	(31,743)	(72,268)	25,552
Net Assets, Beginning of Period	506,609	431,463	113,939	145,682	896,907	871,355
Net Assets, End of Period	$ 468,479	$506,609	$129,520	$ 113,939	$824,639	$896,907
Undistributed (distributions in excess of) net investment income	$ 776	$ 984	$ 191	$ 803	$ 888	$ (23)

See Accompanying Notes to Financial Statements.

(In thousands)	High Income		International Core Equity		Limited-Term Bond	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 26,889	$ 57,486	$ 8,689	$ 8,183	$ 2,880	$ 5,550
Net realized gain (loss) on investments	(26,431)	(22,456)	(24,672)	9,958	1,148	988
Net change in unrealized appreciation (depreciation)	53,643	(86,526)	(20,633)	(28,472)	6,621	(2,394)
Net Increase (Decrease) in Net Assets Resulting from Operations	54,101	(51,496)	(36,616)	(10,331)	10,649	4,144
Distributions to Shareholders From:						
Net investment income	(56,542)	(51,203)	(8,905)	(8,590)	(5,754)	(6,695)
Net realized gains	—	(8,693)	(7,190)	(84,858)	—	—
Total Distributions to Shareholders	(56,542)	(59,896)	(16,095)	(93,448)	(5,754)	(6,695)
Capital Share Transactions	43,121	18,446	13,676	122,044	(3,378)	(87,130)
Net Increase (Decrease) in Net Assets	40,680	(92,946)	(39,035)	18,265	1,517	(89,681)
Net Assets, Beginning of Period	725,499	818,445	674,638	656,373	384,756	474,437
Net Assets, End of Period	$ 766,179	$725,499	$635,603	$674,638	$386,273	$384,756
Undistributed net investment income	$ 26,861	$ 56,511	$ 8,584	$ 8,809	$ 2,861	$ 5,735

(In thousands)	Micro Cap Growth		Mid Cap Growth		Money Market	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (264)	$ (740)	$ (718)	$ (397)	$ 209	$ 107
Net realized gain (loss) on investments	(3,256)	6,307	901	33,638	17	14
Net change in unrealized appreciation (depreciation)	1,560	(11,508)	12,761	(68,573)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,960)	(5,941)	12,944	(35,332)	226	121
Distributions to Shareholders From:						
Net investment income	—	—	—	—	(209)	(107)
Net realized gains	(6,098)	(10,594)	(32,997)	(46,460)	(17)	—
Total Distributions to Shareholders	(6,098)	(10,594)	(32,997)	(46,460)	(226)	(107)
Capital Share Transactions	5,083	3,776	32,998	111,257	566	27,804
Net Increase (Decrease) in Net Assets	(2,975)	(12,759)	12,945	29,465	566	27,818
Net Assets, Beginning of Period	58,897	71,656	586,446	556,981	539,342	511,524
Net Assets, End of Period	$55,922	$58,897	$599,391	$586,446	$539,908	$539,342
Undistributed (distributions in excess of) net investment income	$ (256)	$ 8	$ (785)	$ (65)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Real Estate Securities		Science and Technology		Small Cap Growth	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 657	$ 550	$ (1,456)	$ (3,618)	$ (1,617)	$ (3,414)
Net realized gain (loss) on investments	2,214	4,304	(4,917)	22,858	(16,900)	45,756
Net change in unrealized appreciation (depreciation)	2,066	(2,654)	(46,654)	(37,682)	4,903	(34,254)
Net Increase (Decrease) in Net Assets Resulting from Operations	4,937	2,200	(53,027)	(18,442)	(13,614)	8,088
Distributions to Shareholders From:						
Net investment income	(516)	(518)	—	—	—	—
Net realized gains	(4,360)	(4,943)	(20,982)	(34,801)	(45,145)	(66,812)
Total Distributions to Shareholders	(4,876)	(5,461)	(20,982)	(34,801)	(45,145)	(66,812)
Capital Share Transactions	2,698	(1,585)	(10,578)	49,502	58,437	62,775
Net Increase (Decrease) in Net Assets	2,759	(4,846)	(84,587)	(3,741)	(322)	4,051
Net Assets, Beginning of Period	47,434	52,280	582,288	586,029	429,616	425,565
Net Assets, End of Period	$ 50,193	$ 47,434	$ 497,701	$582,288	$429,294	$429,616
Undistributed (distributions in excess of) net investment income	$ 767	$ 626	$ (1,346)	$ 110	$ (1,709)	$ (92)

(In thousands)	Small Cap Value		Value	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 188	$ 893	$ 2,369	$ 3,649
Net realized gain (loss) on investments	13,409	27,471	(7,898)	41,111
Net change in unrealized appreciation (depreciation)	19,904	(47,149)	(1,375)	(60,576)
Net Increase (Decrease) in Net Assets Resulting from Operations	33,501	(18,785)	(6,904)	(15,816)
Distributions to Shareholders From:				
Net investment income	(1,333)	(294)	(4,581)	(3,133)
Net realized gains	(28,403)	(26,881)	(44,339)	(52,275)
Total Distributions to Shareholders	(29,736)	(27,175)	(48,920)	(55,408)
Capital Share Transactions	19,830	9,878	39,792	39,099
Net Increase (Decrease) in Net Assets	23,595	(36,082)	(16,032)	(32,125)
Net Assets, Beginning of Period	317,656	353,738	384,068	416,193
Net Assets, End of Period	$ 341,251	$ 317,656	$368,036	$384,068
Undistributed (distributions in excess of) net investment income	$ (886)	$ 259	$ (2,261)	$ (49)

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6-30-2016 (unaudited)	$5.05	$ 0.04	$ (0.14)	$ (0.10)	$(0.07)	$(0.49)	$(0.56)
Year ended 12-31-2015	5.73	0.07	(0.01)	0.06	(0.16)	(0.58)	(0.74)
Year ended 12-31-2014	5.95	0.16	0.10	0.26	(0.05)	(0.43)	(0.48)
Year ended 12-31-2013	5.04	0.05	1.27	1.32	(0.07)	(0.34)	(0.41)
Year ended 12-31-2012	4.77	0.07	0.48	0.55	(0.05)	(0.23)	(0.28)
Year ended 12-31-2011	5.16	0.04	(0.24)	(0.20)	(0.06)	(0.13)	(0.19)
Pathfinder Conservative							
Six-month period ended 6-30-2016 (unaudited)	5.15	0.04	(0.05)	(0.01)	(0.06)	(0.32)	(0.38)
Year ended 12-31-2015	5.54	0.06	(0.03)	0.03	(0.06)	(0.36)	(0.42)
Year ended 12-31-2014	5.77	0.06	0.12	0.18	(0.06)	(0.35)	(0.41)
Year ended 12-31-2013	5.33	0.06	0.70	0.76	(0.08)	(0.24)	(0.32)
Year ended 12-31-2012	5.18	0.08	0.27	0.35	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.32	0.06	(0.02)	0.04	(0.07)	(0.11)	(0.18)
Pathfinder Moderate							
Six-month period ended 6-30-2016 (unaudited)	5.34	0.04	(0.09)	(0.05)	(0.07)	(0.42)	(0.49)
Year ended 12-31-2015	5.87	0.07	(0.02)	0.05	(0.10)	(0.48)	(0.58)
Year ended 12-31-2014	6.14	0.10	0.14	0.24	(0.07)	(0.44)	(0.51)
Year ended 12-31-2013	5.33	0.07	1.02	1.09	(0.07)	(0.21)	(0.28)
Year ended 12-31-2012	5.06	0.07	0.40	0.47	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.27	0.06	(0.13)	(0.07)	(0.06)	(0.08)	(0.14)
Pathfinder Moderately Aggressive							
Six-month period ended 6-30-2016 (unaudited)	5.50	0.05	(0.10)	(0.05)	(0.09)	(0.48)	(0.57)
Year ended 12-31-2015	6.14	0.09	(0.06)	0.03	(0.14)	(0.53)	(0.67)
Year ended 12-31-2014	6.38	0.14	0.14	0.28	(0.07)	(0.45)	(0.52)
Year ended 12-31-2013	5.45	0.07	1.19	1.26	(0.07)	(0.26)	(0.33)
Year ended 12-31-2012	5.09	0.08	0.46	0.54	(0.04)	(0.14)	(0.18)
Year ended 12-31-2011	5.37	0.05	(0.21)	(0.16)	(0.04)	(0.08)	(0.12)
Pathfinder Moderately Conservative							
Six-month period ended 6-30-2016 (unaudited)	5.30	0.04	(0.08)	(0.04)	(0.07)	(0.38)	(0.45)
Year ended 12-31-2015	5.80	0.07	(0.03)	0.04	(0.09)	(0.45)	(0.54)
Year ended 12-31-2014	6.03	0.08	0.14	0.22	(0.06)	(0.39)	(0.45)
Year ended 12-31-2013	5.41	0.06	0.87	0.93	(0.08)	(0.23)	(0.31)
Year ended 12-31-2012	5.19	0.08	0.34	0.42	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.34	0.06	(0.06)	0.00	(0.06)	(0.09)	(0.15)
Pathfinder Moderate - Managed Volatility							
Six-month period ended 6-30-2016 (unaudited)	5.37	0.04	(0.12)	(0.08)	(0.03)	(0.18)	(0.21)
Year ended 12-31-2015	5.39	0.05	(0.07)	(0.02)	—	—	—
Year ended 12-31-2014	5.37	0.06	0.14	0.20	(0.03)	(0.15)	(0.18)
Year ended 12-31-2013[4]	5.00	(0.01)	0.38	0.37	—	—*	—*
Pathfinder Moderately Aggressive - Managed Volatility							
Six-month period ended 6-30-2016 (unaudited)	5.25	0.04	(0.12)	(0.08)	(0.05)	(0.26)	(0.31)
Year ended 12-31-2015	5.29	0.06	(0.10)	(0.04)	—	—	—
Year ended 12-31-2014	5.41	0.09	0.11	0.20	(0.07)	(0.25)	(0.32)
Year ended 12-31-2013[4]	5.00	(0.02)	0.43	0.41	—	—*	—*
Pathfinder Moderately Conservative - Managed Volatility							
Six-month period ended 6-30-2016 (unaudited)	5.23	0.03	(0.10)	(0.07)	(0.03)	(0.16)	(0.19)
Year ended 12-31-2015	5.27	0.04	(0.07)	(0.03)	—	(0.01)	(0.01)
Year ended 12-31-2014	5.31	0.04	0.11	0.15	(0.03)	(0.16)	(0.19)
Year ended 12-31-2013[4]	5.00	(0.02)	0.33	0.31	—	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) For the period from August 1, 2013 (commencement of operations of the Portfolio) through December 31, 2013.

(5) Ratios of expenses to average net assets excluding offering cost was 0.26%.

(6) Ratios of expenses to average net assets excluding offering cost was 0.29%.

(7) Ratios of expenses to average net assets excluding offering cost was 0.33%.

(8) Ratios of expenses to average net assets excluding offering cost was 0.36%.

(9) Ratios of expenses to average net assets excluding offering cost was 0.35%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Pathfinder Aggressive						
Six-month period ended 6-30-2016 (unaudited)	$4.39	-1.56%	$ 77	0.09%[3]	1.82%[3]	9%
Year ended 12-31-2015	5.05	0.34	85	0.07	1.36	13
Year ended 12-31-2014	5.73	4.86	85	0.07	2.73	28
Year ended 12-31-2013	5.95	27.13	86	0.07	0.96	38
Year ended 12-31-2012	5.04	12.18	69	0.08	1.41	38
Year ended 12-31-2011	4.77	-4.15	65	0.07	0.85	18
Pathfinder Conservative						
Six-month period ended 6-30-2016 (unaudited)	4.76	-0.15	113	0.08[3]	1.44[3]	10
Year ended 12-31-2015	5.15	0.45	117	0.06	1.09	17
Year ended 12-31-2014	5.54	3.39	122	0.06	1.13	30
Year ended 12-31-2013	5.77	14.75	121	0.07	1.15	66
Year ended 12-31-2012	5.33	6.95	107	0.07	1.57	36
Year ended 12-31-2011	5.18	0.75	88	0.07	1.17	24
Pathfinder Moderate						
Six-month period ended 6-30-2016 (unaudited)	4.80	-0.78	862	0.04[3]	1.58[3]	4
Year ended 12-31-2015	5.34	0.32	893	0.03	1.22	13
Year ended 12-31-2014	5.87	4.24	928	0.03	1.69	24
Year ended 12-31-2013	6.14	20.83	922	0.03	1.15	39
Year ended 12-31-2012	5.33	9.53	733	0.04	1.43	24
Year ended 12-31-2011	5.06	-1.46	582	0.04	1.15	16
Pathfinder Moderately Aggressive						
Six-month period ended 6-30-2016 (unaudited)	4.88	-0.76	1,015	0.04[3]	1.75[3]	5
Year ended 12-31-2015	5.50	0.06	1,054	0.03	1.50	12
Year ended 12-31-2014	6.14	4.61	1,098	0.03	2.30	23
Year ended 12-31-2013	6.38	23.81	1,089	0.03	1.15	33
Year ended 12-31-2012	5.45	10.82	873	0.04	1.42	25
Year ended 12-31-2011	5.09	-3.02	723	0.04	0.97	14
Pathfinder Moderately Conservative						
Six-month period ended 6-30-2016 (unaudited)	4.81	-0.58	263	0.06[3]	1.61[3]	4
Year ended 12-31-2015	5.30	0.33	272	0.04	1.20	16
Year ended 12-31-2014	5.80	3.88	291	0.04	1.43	27
Year ended 12-31-2013	6.03	17.71	300	0.05	1.09	46
Year ended 12-31-2012	5.41	8.41	240	0.05	1.57	26
Year ended 12-31-2011	5.19	0.00	194	0.05	1.12	18
Pathfinder Moderate - Managed Volatility						
Six-month period ended 6-30-2016 (unaudited)	5.08	-1.48	460	0.25[3]	1.41[3]	1
Year ended 12-31-2015	5.37	-0.43	396	0.24	0.88	7
Year ended 12-31-2014	5.39	3.75	203	0.28[5]	1.06	23
Year ended 12-31-2013[4]	5.37	7.50	34	0.58[3][6]	-0.57[3]	18
Pathfinder Moderately Aggressive - Managed Volatility						
Six-month period ended 6-30-2016 (unaudited)	4.86	-1.64	69	0.32[3]	1.47[3]	1
Year ended 12-31-2015	5.25	-0.71	67	0.30	1.13	7
Year ended 12-31-2014	5.29	3.91	43	0.41[7]	1.74	32
Year ended 12-31-2013[4]	5.41	8.27	10	1.04[3][8]	-1.03[3]	15
Pathfinder Moderately Conservative - Managed Volatility						
Six-month period ended 6-30-2016 (unaudited)	4.97	-1.31	61	0.33[3]	1.34[3]	1
Year ended 12-31-2015	5.23	-0.52	54	0.30	0.78	9
Year ended 12-31-2014	5.27	3.06	31	0.47[8]	0.76	36
Year ended 12-31-2013[4]	5.31	6.29	10	0.98[3][9]	-0.97[3]	21

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Asset Strategy							
Six-month period ended 6-30-2016 (unaudited)	$ 8.30	$ 0.03	$(0.25)	$(0.22)	$(0.05)	$ —	$(0.05)
Year ended 12-31-2015	10.87	0.08	(0.77)	(0.69)	(0.04)	(1.84)	(1.88)
Year ended 12-31-2014	13.25	0.11	(0.78)	(0.67)	(0.06)	(1.65)	(1.71)
Year ended 12-31-2013	10.73	0.10	2.57	2.67	(0.15)	—	(0.15)
Year ended 12-31-2012	9.11	0.18	1.55	1.73	(0.11)	—	(0.11)
Year ended 12-31-2011	9.91	0.06	(0.76)	(0.70)	(0.10)	—	(0.10)
Balanced							
Six-month period ended 6-30-2016 (unaudited)	8.76	0.06	(0.11)	(0.05)	(0.12)	(1.28)	(1.40)
Year ended 12-31-2015	10.19	0.12	(0.09)	0.03	(0.09)	(1.37)	(1.46)
Year ended 12-31-2014	10.46	0.09	0.64	0.73	(0.10)	(0.90)	(1.00)
Year ended 12-31-2013	9.37	0.10	2.01	2.11	(0.15)	(0.87)	(1.02)
Year ended 12-31-2012	9.01	0.14	0.88	1.02	(0.14)	(0.52)	(0.66)
Year ended 12-31-2011	9.59	0.14	0.20	0.34	(0.15)	(0.77)	(0.92)
Bond							
Six-month period ended 6-30-2016 (unaudited)	5.20	0.05	0.26	0.31	(0.13)	(0.01)	(0.14)
Year ended 12-31-2015	5.34	0.10	(0.09)	0.01	(0.15)	—	(0.15)
Year ended 12-31-2014	5.49	0.13	0.10	0.23	(0.21)	(0.17)	(0.38)
Year ended 12-31-2013	5.90	0.14	(0.26)	(0.12)	(0.20)	(0.09)	(0.29)
Year ended 12-31-2012	5.80	0.15	0.18	0.33	(0.18)	(0.05)	(0.23)
Year ended 12-31-2011	5.60	0.17	0.22	0.39	(0.15)	(0.04)	(0.19)
Core Equity							
Six-month period ended 6-30-2016 (unaudited)	11.75	0.02	(0.09)	(0.07)	(0.05)	(1.40)	(1.45)
Year ended 12-31-2015	14.18	0.05	(0.06)	(0.01)	(0.05)	(2.37)	(2.42)
Year ended 12-31-2014	15.13	0.05	1.24	1.29	(0.08)	(2.16)	(2.24)
Year ended 12-31-2013	12.38	0.07	3.88	3.95	(0.07)	(1.13)	(1.20)
Year ended 12-31-2012	11.70	0.07	1.96	2.03	(0.08)	(1.27)	(1.35)
Year ended 12-31-2011	11.91	0.07	0.15	0.22	(0.04)	(0.39)	(0.43)
Dividend Opportunities							
Six-month period ended 6-30-2016 (unaudited)	7.82	0.06	0.12	0.18	(0.10)	(0.44)	(0.54)
Year ended 12-31-2015	9.05	0.09	(0.23)	(0.14)	(0.11)	(0.98)	(1.09)
Year ended 12-31-2014	9.04	0.12	0.71	0.83	(0.10)	(0.72)	(0.82)
Year ended 12-31-2013	7.24	0.10	2.01	2.11	(0.13)	(0.18)	(0.31)
Year ended 12-31-2012	6.47	0.14	0.71	0.85	(0.08)	—	(0.08)
Year ended 12-31-2011	6.86	0.09	(0.41)	(0.32)	(0.07)	—	(0.07)
Energy							
Six-month period ended 6-30-2016 (unaudited)	5.04	0.00*	0.81	0.81	(0.01)	—	(0.01)
Year ended 12-31-2015	6.51	0.00*	(1.44)	(1.44)	—*	(0.03)	(0.03)
Year ended 12-31-2014	7.50	(0.01)	(0.73)	(0.74)	—	(0.25)	(0.25)
Year ended 12-31-2013	5.89	(0.02)	1.65	1.63	—	(0.02)	(0.02)
Year ended 12-31-2012	5.81	(0.01)	0.09	0.08	—	—	—
Year ended 12-31-2011	6.39	(0.02)	(0.56)	(0.58)	—	—	—
Global Bond							
Six-month period ended 6-30-2016 (unaudited)	4.74	0.08	0.15	0.23	(0.18)	—	(0.18)
Year ended 12-31-2015	5.05	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 12-31-2014	5.16	0.19	(0.18)	0.01	(0.12)	—	(0.12)
Year ended 12-31-2013	5.07	0.15	(0.06)	0.09	—	—	—
Year ended 12-31-2012	4.90	0.15	0.16	0.31	(0.14)	—*	(0.14)
Year ended 12-31-2011	5.00	0.12	(0.12)	0.00	(0.10)	—	(0.10)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(4) Annualized.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Asset Strategy								
Six-month period ended 6-30-2016 (unaudited)	$ 8.03	-2.69%	$1,090	0.99%[4]	0.70%[4]	1.01%[4]	0.68%[4]	29%
Year ended 12-31-2015	8.30	-8.35	1,268	0.98	0.81	0.99	0.80	70
Year ended 12-31-2014	10.87	-5.26	1,600	0.97	0.94	0.98	0.93	130
Year ended 12-31-2013	13.25	25.13	1,704	0.97	0.82	0.98	0.81	64
Year ended 12-31-2012	10.73	19.18	1,345	1.00	1.83	1.01	1.82	49
Year ended 12-31-2011	9.11	-7.21	1,197	0.99	0.62	1.00	0.61	57
Balanced								
Six-month period ended 6-30-2016 (unaudited)	7.31	-0.27	370	1.02[4]	1.46[4]	—	—	24
Year ended 12-31-2015	8.76	-0.32	383	1.00	1.28	—	—	44
Year ended 12-31-2014	10.19	7.57	415	1.01	0.90	—	—	43
Year ended 12-31-2013	10.46	23.70	418	1.01	0.99	—	—	38
Year ended 12-31-2012	9.37	11.75	355	1.01	1.55	—	—	43
Year ended 12-31-2011	9.01	3.31	345	1.01	1.46	—	—	32
Bond								
Six-month period ended 6-30-2016 (unaudited)	5.37	6.15	282	0.80[4]	1.80[4]	—	—	52
Year ended 12-31-2015	5.20	0.20	280	0.78	1.87	—	—	59
Year ended 12-31-2014	5.34	4.34	310	0.78	2.43	—	—	28
Year ended 12-31-2013	5.49	-2.09	314	0.78	2.50	—	—	48
Year ended 12-31-2012	5.90	5.78	511	0.78	2.62	—	—	33
Year ended 12-31-2011	5.80	7.31	640	0.77	3.02	—	—	65
Core Equity								
Six-month period ended 6-30-2016 (unaudited)	10.23	-0.51	429	0.96[4]	0.38[4]	1.01[4]	0.33[4]	23
Year ended 12-31-2015	11.75	-0.69	454	0.95	0.38	1.00	0.33	60
Year ended 12-31-2014	14.18	9.68	505	0.95	0.34	1.00	0.29	57
Year ended 12-31-2013	15.13	33.51	500	0.96	0.55	1.01	0.50	70
Year ended 12-31-2012	12.38	18.60	391	0.97	0.60	1.02	0.55	53
Year ended 12-31-2011	11.70	1.66	376	0.96	0.57	1.01	0.52	70
Dividend Opportunities								
Six-month period ended 6-30-2016 (unaudited)	7.46	2.43	514	1.01[4]	1.56[4]	—	—	18
Year ended 12-31-2015	7.82	-2.06	515	1.00	1.14	—	—	50
Year ended 12-31-2014	9.05	9.84	511	1.00	1.33	—	—	42
Year ended 12-31-2013	9.04	29.61	484	1.00	1.23	—	—	53
Year ended 12-31-2012	7.24	13.18	386	1.01	1.95	—	—	43
Year ended 12-31-2011	6.47	-4.69	343	1.00	1.30	—	—	45
Energy								
Six-month period ended 6-30-2016 (unaudited)	5.84	16.01	155	1.21[4]	-0.12[4]	—	—	20
Year ended 12-31-2015	5.04	-22.14	117	1.20	0.08	—	—	34
Year ended 12-31-2014	6.51	-10.56	118	1.18	-0.10	—	—	21
Year ended 12-31-2013	7.50	27.76	99	1.23	-0.24	—	—	33
Year ended 12-31-2012	5.89	1.38	67	1.25	-0.18	—	—	38
Year ended 12-31-2011	5.81	-9.08	62	1.24	-0.36	—	—	14
Global Bond								
Six-month period ended 6-30-2016 (unaudited)	4.79	4.90	21	0.59[4]	3.40[4]	1.22[4]	2.77[4]	10
Year ended 12-31-2015	4.74	-2.65	20	0.51	3.80	1.14	3.17	26
Year ended 12-31-2014	5.05	0.18	19	0.48	3.69	1.11	3.06	37
Year ended 12-31-2013	5.16	1.74	16	0.63	3.00	1.26	2.37	26
Year ended 12-31-2012	5.07	6.41	11	0.67	3.01	1.29	2.39	28
Year ended 12-31-2011	4.90	0.08	7	0.81	2.45	1.43	1.83	46

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Global Growth							
Six-month period ended 6-30-2016 (unaudited)	$ 8.68	$ 0.02	$(0.53)	$ (0.51)	$(0.02)	$(0.25)	$(0.27)
Year ended 12-31-2015	8.84	0.02	0.31	0.33	(0.04)	(0.45)	(0.49)
Year ended 12-31-2014	9.81	0.09	0.01	0.10	(0.21)	(0.86)	(1.07)
Year ended 12-31-2013	8.46	0.09	1.51	1.60	(0.08)	(0.17)	(0.25)
Year ended 12-31-2012	7.86	0.09	1.22	1.31	(0.17)	(0.54)	(0.71)
Year ended 12-31-2011	8.51	0.14	(0.76)	(0.62)	(0.03)	—	(0.03)
Global Natural Resources							
Six-month period ended 6-30-2016 (unaudited)	3.66	0.01	0.41	0.42	(0.03)	—	(0.03)
Year ended 12-31-2015	4.72	0.02	(1.08)	(1.06)	—*	—	—*
Year ended 12-31-2014	5.43	0.01	(0.72)	(0.71)	—	—	—
Year ended 12-31-2013	5.04	0.00*	0.39	0.39	—	—	—
Year ended 12-31-2012	5.29	(0.01)	0.07	0.06	—	(0.31)	(0.31)
Year ended 12-31-2011	6.73	(0.01)	(1.43)	(1.44)	—	—	—
Growth							
Six-month period ended 6-30-2016 (unaudited)	11.42	0.01	(0.50)	(0.49)	—*	(1.18)	(1.18)
Year ended 12-31-2015	12.08	0.00*	0.85	0.85	(0.01)	(1.50)	(1.51)
Year ended 12-31-2014	13.33	0.01	1.28	1.29	(0.06)	(2.48)	(2.54)
Year ended 12-31-2013	10.63	0.03	3.65	3.68	(0.05)	(0.93)	(0.98)
Year ended 12-31-2012	10.19	0.05	1.20	1.25	(0.01)	(0.80)	(0.81)
Year ended 12-31-2011	10.38	0.01	0.22	0.23	(0.04)	(0.38)	(0.42)
High Income							
Six-month period ended 6-30-2016 (unaudited)	3.35	0.12	0.13	0.25	(0.26)	—	(0.26)
Year ended 12-31-2015	3.85	0.26	(0.48)	(0.22)	(0.24)	(0.04)	(0.28)
Year ended 12-31-2014	4.00	0.25	(0.17)	0.08	(0.20)	(0.03)	(0.23)
Year ended 12-31-2013	3.80	0.27	0.12	0.39	(0.19)	—	(0.19)
Year ended 12-31-2012	3.42	0.29	0.33	0.62	(0.24)	—	(0.24)
Year ended 12-31-2011	3.49	0.28	(0.09)	0.19	(0.26)	—	(0.26)
International Core Equity							
Six-month period ended 6-30-2016 (unaudited)	15.53	0.20	(1.06)	(0.86)	(0.20)	(0.16)	(0.36)
Year ended 12-31-2015	18.00	0.20	(0.06)	0.14	(0.24)	(2.37)	(2.61)
Year ended 12-31-2014	19.75	0.24	0.10	0.34	(0.51)	(1.58)	(2.09)
Year ended 12-31-2013	16.07	0.27	3.70	3.97	(0.29)	—	(0.29)
Year ended 12-31-2012	14.67	0.25	1.64	1.89	(0.36)	(0.13)	(0.49)
Year ended 12-31-2011	17.29	0.32	(2.68)	(2.36)	(0.26)	—	(0.26)
Limited-Term Bond							
Six-month period ended 6-30-2016 (unaudited)	4.87	0.04	0.09	0.13	(0.07)	—	(0.07)
Year ended 12-31-2015	4.90	0.06	(0.02)	0.04	(0.07)	—	(0.07)
Year ended 12-31-2014	4.89	0.07	(0.02)	0.05	(0.03)	(0.01)	(0.04)
Year ended 12-31-2013	4.92	0.05	(0.08)	(0.03)	—	—*	—*
Year ended 12-31-2012	5.03	0.07	0.10	0.17	(0.15)	(0.13)	(0.28)
Year ended 12-31-2011	4.96	0.06	0.09	0.15	(0.08)	—	(0.08)
Micro Cap Growth							
Six-month period ended 6-30-2016 (unaudited)	20.62	(0.09)	(0.77)	(0.86)	—	(2.14)	(2.14)
Year ended 12-31-2015	26.73	(0.26)	(1.69)	(1.95)	—	(4.16)	(4.16)
Year ended 12-31-2014	31.78	(0.32)	(0.66)	(0.98)	—	(4.07)	(4.07)
Year ended 12-31-2013	21.13	(0.31)	12.05	11.74	—	(1.09)	(1.09)
Year ended 12-31-2012	20.56	(0.20)	2.57	2.37	—	(1.80)	(1.80)
Year ended 12-31-2011	22.11	(0.26)	(1.29)	(1.55)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(4) Annualized.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Global Growth								
Six-month period ended 6-30-2016 (unaudited)	$ 7.90	-6.00%	$ 468	1.13%[4]	0.40%[4]	1.16%[4]	0.37%[4]	16%
Year ended 12-31-2015	8.68	3.39	507	1.14	0.23	1.17	0.20	54
Year ended 12-31-2014	8.84	0.96	431	1.13	0.93	1.16	0.90	65
Year ended 12-31-2013	9.81	19.23	419	1.14	1.06	1.17	1.03	49
Year ended 12-31-2012	8.46	18.05	478	1.15	1.09	1.18	1.06	44
Year ended 12-31-2011	7.86	-7.32	266	1.15	1.67	1.18	1.64	61
Global Natural Resources								
Six-month period ended 6-30-2016 (unaudited)	4.05	11.24	130	1.38[4]	0.44[4]	—	—	17
Year ended 12-31-2015	3.66	-22.39	114	1.35	0.54	—	—	34
Year ended 12-31-2014	4.72	-13.04	146	1.33	0.12	—	—	31
Year ended 12-31-2013	5.43	7.80	173	1.35	-0.02	—	—	134
Year ended 12-31-2012	5.04	1.89	180	1.36	-0.13	—	—	102
Year ended 12-31-2011	5.29	-21.45	184	1.37	-0.14	—	—	100
Growth								
Six-month period ended 6-30-2016 (unaudited)	9.75	-4.22	825	0.97[4]	0.27[4]	1.00[4]	0.24[4]	27
Year ended 12-31-2015	11.42	7.17	897	0.96	0.03	0.99	0.00	30
Year ended 12-31-2014	12.08	11.81	871	0.96	0.10	0.99	0.07	26
Year ended 12-31-2013	13.33	36.46	1,201	0.96	0.30	0.99	0.27	43
Year ended 12-31-2012	10.63	12.75	992	0.97	0.47	1.00	0.44	47
Year ended 12-31-2011	10.19	2.12	859	0.97	0.07	1.00	0.04	42
High Income								
Six-month period ended 6-30-2016 (unaudited)	3.34	7.51	766	0.89[4]	7.31[4]	0.92[4]	7.28[4]	19
Year ended 12-31-2015	3.35	-6.50	725	0.89	7.01	0.92	6.98	44
Year ended 12-31-2014	3.85	1.90	818	0.88	6.31	0.91	6.28	55
Year ended 12-31-2013	4.00	10.50	689	0.88	6.99	0.93	6.94	84
Year ended 12-31-2012	3.80	18.64	449	0.89	7.86	0.94	7.81	91
Year ended 12-31-2011	3.42	5.26	272	0.90	8.01	0.95	7.96	78
International Core Equity								
Six-month period ended 6-30-2016 (unaudited)	14.31	-5.45	636	1.17[4]	2.75[4]	—	—	30
Year ended 12-31-2015	15.53	-0.94	675	1.16	1.18	—	—	87
Year ended 12-31-2014	18.00	1.44	656	1.16	1.28	—	—	102
Year ended 12-31-2013	19.75	24.91	672	1.16	1.51	—	—	92
Year ended 12-31-2012	16.07	13.33	622	1.17	1.64	—	—	85
Year ended 12-31-2011	14.67	-13.88	521	1.19	1.96	—	—	100
Limited-Term Bond								
Six-month period ended 6-30-2016 (unaudited)	4.93	2.79	386	0.81[4]	1.50[4]	—	—	33
Year ended 12-31-2015	4.87	0.87	385	0.80	1.31	—	—	44
Year ended 12-31-2014	4.90	0.97	474	0.80	1.38	—	—	34
Year ended 12-31-2013	4.89	-0.54	437	0.82	1.14	—	—	25
Year ended 12-31-2012	4.92	3.37	123	0.81	1.33	0.82	1.32	60
Year ended 12-31-2011	5.03	3.17	241	0.76	1.27	0.84	1.19	55
Micro Cap Growth								
Six-month period ended 6-30-2016 (unaudited)	17.62	-3.38	56	1.37[4]	-1.01[4]	—	—	23
Year ended 12-31-2015	20.62	-9.16	59	1.33	-1.11	—	—	79
Year ended 12-31-2014	26.73	-1.74	72	1.32	-1.16	—	—	51
Year ended 12-31-2013	31.78	57.28	79	1.34	-1.19	—	—	61
Year ended 12-31-2012	21.13	11.84	49	1.35	-0.91	—	—	52
Year ended 12-31-2011	20.56	-7.01	46	1.34	-1.20	—	—	57

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mid Cap Growth							
Six-month period ended 6-30-2016 (unaudited)	$ 9.42	$ (0.01)	$ 0.18	$ 0.17	$ —	$(0.52)	$(0.52)
Year ended 12-31-2015	10.84	(0.01)	(0.52)	(0.53)	—	(0.89)	(0.89)
Year ended 12-31-2014	10.72	(0.04)	0.82	0.78	—	(0.66)	(0.66)
Year ended 12-31-2013	8.54	(0.04)	2.54	2.50	—	(0.32)	(0.32)
Year ended 12-31-2012	8.37	(0.02)	1.07	1.05	—	(0.88)	(0.88)
Year ended 12-31-2011	8.69	(0.03)	0.01	(0.02)	—*	(0.30)	(0.30)
Money Market							
Six-month period ended 6-30-2016 (unaudited)	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 12-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*
Real Estate Securities							
Six-month period ended 6-30-2016 (unaudited)	8.98	0.12	0.76	0.88	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	9.59	0.10	0.31	0.41	(0.10)	(0.92)	(1.02)
Year ended 12-31-2014	7.90	0.10	2.20	2.30	(0.09)	(0.52)	(0.61)
Year ended 12-31-2013	7.89	0.08	0.02	0.10	(0.09)	—	(0.09)
Year ended 12-31-2012	6.75	0.08	1.11	1.19	(0.05)	—	(0.05)
Year ended 12-31-2011	6.48	0.06	0.26	0.32	(0.05)	—	(0.05)
Science and Technology							
Six-month period ended 6-30-2016 (unaudited)	22.96	(0.06)	(2.05)	(2.11)	—	(0.85)	(0.85)
Year ended 12-31-2015	25.02	(0.15)	(0.41)	(0.56)	—	(1.50)	(1.50)
Year ended 12-31-2014	26.58	(0.13)	0.74	0.61	—	(2.17)	(2.17)
Year ended 12-31-2013	18.10	(0.11)	9.89	9.78	—	(1.30)	(1.30)
Year ended 12-31-2012	15.25	(0.12)	4.22	4.10	—	(1.25)	(1.25)
Year ended 12-31-2011	16.73	(0.13)	(0.75)	(0.88)	—	(0.60)	(0.60)
Small Cap Growth							
Six-month period ended 6-30-2016 (unaudited)	10.60	(0.04)	(0.39)	(0.43)	—	(1.07)	(1.07)
Year ended 12-31-2015	12.15	(0.09)	0.51	0.42	—	(1.97)	(1.97)
Year ended 12-31-2014	13.76	(0.10)	0.11	0.01	—	(1.62)	(1.62)
Year ended 12-31-2013	9.60	(0.10)	4.26	4.16	—	—	—
Year ended 12-31-2012	9.34	(0.08)	0.57	0.49	—	(0.23)	(0.23)
Year ended 12-31-2011	10.53	(0.10)	(1.00)	(1.10)	—	(0.09)	(0.09)
Small Cap Value							
Six-month period ended 6-30-2016 (unaudited)	15.66	0.01	1.60	1.61	(0.07)	(1.43)	(1.50)
Year ended 12-31-2015	17.98	0.05	(0.95)	(0.90)	(0.02)	(1.40)	(1.42)
Year ended 12-31-2014	19.90	(0.01)	1.19	1.18	(0.02)	(3.08)	(3.10)
Year ended 12-31-2013	16.04	(0.01)	5.20	5.19	(0.16)	(1.17)	(1.33)
Year ended 12-31-2012	14.57	0.12	2.44	2.56	(0.07)	(1.02)	(1.09)
Year ended 12-31-2011	16.78	0.08	(2.21)	(2.13)	(0.08)	—	(0.08)
Value							
Six-month period ended 6-30-2016 (unaudited)	6.15	0.04	(0.16)	(0.12)	(0.07)	(0.72)	(0.79)
Year ended 12-31-2015	7.39	0.06	(0.30)	(0.24)	(0.06)	(0.94)	(1.00)
Year ended 12-31-2014	7.82	0.05	0.71	0.76	(0.09)	(1.10)	(1.19)
Year ended 12-31-2013	5.97	0.05	2.03	2.08	(0.05)	(0.18)	(0.23)
Year ended 12-31-2012	5.57	0.07	0.91	0.98	(0.08)	(0.50)	(0.58)
Year ended 12-31-2011	6.05	0.06	(0.50)	(0.44)	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Mid Cap Growth								
Six-month period ended 6-30-2016 (unaudited)	$ 9.07	1.99%	$599	1.10%[4]	-0.25%[4]	1.16%[4]	-0.31%[4]	17%
Year ended 12-31-2015	9.42	-5.78	586	1.10	-0.07	1.15	-0.12	42
Year ended 12-31-2014	10.84	7.87	557	1.10	-0.34	1.15	-0.39	43
Year ended 12-31-2013	10.72	29.94	426	1.10	-0.36	1.16	-0.42	35
Year ended 12-31-2012	8.54	13.56	264	1.12	-0.27	1.17	-0.32	35
Year ended 12-31-2011	8.37	-0.56	173	1.16	-0.32	1.18	-0.34	49
Money Market								
Six-month period ended 6-30-2016 (unaudited)	1.00	0.04	540	0.44[4]	0.08[4]	0.45[4]	0.07[4]	—
Year ended 12-31-2015	1.00	0.02	539	0.20	0.02	0.45	-0.23	—
Year ended 12-31-2014	1.00	0.02	512	0.15	0.02	0.45	-0.28	—
Year ended 12-31-2013	1.00	0.02	605	0.19	0.02	0.45	-0.24	—
Year ended 12-31-2012	1.00	0.02	245	0.30	0.02	0.47	-0.15	—
Year ended 12-31-2011	1.00	0.02	223	0.28	0.02	0.47	-0.17	—
Real Estate Securities								
Six-month period ended 6-30-2016 (unaudited)	8.92	10.83	50	1.22[4]	2.82[4]	1.31[4]	2.73[4]	32
Year ended 12-31-2015	8.98	4.78	47	1.19	1.10	1.28	1.01	57
Year ended 12-31-2014	9.59	30.17	52	1.21	1.16	1.30	1.07	81
Year ended 12-31-2013	7.90	1.13	40	1.24	1.01	1.33	0.92	43
Year ended 12-31-2012	7.89	17.72	40	1.33	1.03	1.34	1.02	47
Year ended 12-31-2011	6.75	5.01	39	1.33	0.87	—	—	54
Science and Technology								
Six-month period ended 6-30-2016 (unaudited)	20.00	-9.09	498	1.15[4]	-0.56[4]	1.18[4]	-0.59[4]	4
Year ended 12-31-2015	22.96	-2.88	582	1.13	-0.60	1.15	-0.62	25
Year ended 12-31-2014	25.02	2.91	586	1.13	-0.51	1.15	-0.53	29
Year ended 12-31-2013	26.58	56.39	570	1.14	-0.49	1.16	-0.51	51
Year ended 12-31-2012	18.10	27.83	334	1.15	-0.67	1.17	-0.69	44
Year ended 12-31-2011	15.25	-5.77	279	1.16	-0.77	1.18	-0.79	50
Small Cap Growth								
Six-month period ended 6-30-2016 (unaudited)	9.10	-3.37	429	1.15[4]	-0.82[4]	1.17[4]	-0.84[4]	42
Year ended 12-31-2015	10.60	1.88	430	1.13	-0.76	1.15	-0.78	102
Year ended 12-31-2014	12.15	1.59	426	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2013	13.76	43.36	560	1.14	-0.84	1.16	-0.86	74
Year ended 12-31-2012	9.60	5.17	448	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2011	9.34	-10.60	350	1.14	-0.95	1.16	-0.97	80
Small Cap Value								
Six-month period ended 6-30-2016 (unaudited)	15.77	10.76	341	1.16[4]	0.12[4]	—	—	106
Year ended 12-31-2015	15.66	-5.58	318	1.15	0.26	—	—	142
Year ended 12-31-2014	17.98	7.05	354	1.15	-0.10	—	—	81
Year ended 12-31-2013	19.90	33.53	289	1.16	-0.09	—	—	54
Year ended 12-31-2012	16.04	18.63	246	1.17	0.78	—	—	64
Year ended 12-31-2011	14.57	-12.79	228	1.17	0.50	—	—	59
Value								
Six-month period ended 6-30-2016 (unaudited)	5.24	-1.76	368	1.05[4]	1.31[4]	1.06[4]	1.30[4]	30
Year ended 12-31-2015	6.15	-3.91	384	0.99	0.91	1.00	0.90	74
Year ended 12-31-2014	7.39	10.94	416	1.00	0.72	1.01	0.71	76
Year ended 12-31-2013	7.82	35.34	372	1.00	0.76	1.01	0.75	63
Year ended 12-31-2012	5.97	18.88	308	1.00	1.20	1.02	1.18	67
Year ended 12-31-2011	5.57	-7.32	287	1.00	1.04	1.01	1.03	60

See Accompanying Notes to Financial Statements.

JUNE 30, 2016 (UNAUDITED)

1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust is divided into 29 series (each a "Portfolio"). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios") and Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios"), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Waddell & Reed Investment Management Company ("WRIMCO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value ("NAV") to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Portfolios' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Money Market Portfolio are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Portfolios (with the exception of Money Market Portfolio) are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability.

Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Asset Strategy, Global Bond, Global Growth, Global Natural Resources, High Income and International Core Equity enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility, Pathfinder Moderately Conservative – Managed Volatility and Asset Strategy invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Asset Strategy, Balanced, International Core Equity, Mid Cap Growth, Science and Technology and Value may purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which may include credit

risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

High Income enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Portfolio's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2016:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy							
Investments in unaffiliated securities at value*	$134	$—	$134	$(134)	$—	$—	$ —
Unrealized appreciation on forward foreign currency contracts	53	—	53	—	—	—	53
Total	$187	$—	$187	$(134)	$—	$—	$53
Global Bond							
Unrealized appreciation on forward foreign currency contracts	$ 11	$—	$ 11	$ —	$—	$—	$ 11
Global Growth							
Unrealized appreciation on forward foreign currency contracts	$ 41	$—	$ 41	$ —	$—	$—	$ 41

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Global Natural Resources							
Unrealized appreciation on forward foreign currency contracts	$ 822	$—	$ 822	$ —	$ (822)	$ —	$ —
High Income							
Unrealized appreciation on forward foreign currency contracts[1]	$ 448	$—	$ 448	$ —	$ —	$(350)	$ 98
Unrealized appreciation on swap agreements	2	—	2	—	—	—	2
Total	$ 450	$—	$ 450	$ —	$ —	$(350)	$100
International Core Equity							
Unrealized appreciation on forward foreign currency contracts	$3,323	$—	$3,323	$ —	$(3,182)	$ (35)	$106
Mid Cap Growth							
Investments in unaffiliated securities at value*	$ 72	$—	$ 72	$(72)	$ —	$ —	$ —

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.
(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Asset Strategy							
Written options at value	$ 837	$—	$ 837	$(134)	$(616)	$ —	$ 87
Mid Cap Growth							
Written options at value	$1,780	$—	$1,780	$ (72)	$ —	$(1,509)	$199
Science and Technology							
Written options at value	$ 610	$—	$ 610	$ —	$(610)	$ —	$ —

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2016:

Portfolio	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Pathfinder Moderate – Managed Volatility	Equity		$ —	Unrealized depreciation on futures contracts**	$1,398
Pathfinder Moderately Aggressive – Managed Volatility	Equity		—	Unrealized depreciation on futures contracts**	211
Pathfinder Moderately Conservative – Managed Volatility	Equity		—	Unrealized depreciation on futures contracts**	179
Asset Strategy	Equity	Investments in unaffiliated securities at value*	134	Written options at value	837
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	53		—
Balanced	Equity	Investments in unaffiliated securities at value*	3	Written options at value	1
Global Bond	Foreign currency	Unrealized appreciation on forward foreign currency contracts	11		—
Global Growth	Foreign currency	Unrealized appreciation on forward foreign currency contracts	41		—
Global Natural Resources	Foreign currency	Unrealized appreciation on forward foreign currency contracts	822		—
High Income	Foreign currency	Unrealized appreciation on forward foreign currency contracts	65		—
	Interest rate	Unrealized appreciation on swap agreements	2		—
International Core Equity	Foreign currency	Unrealized appreciation on forward foreign currency contracts	3,323		—
Mid Cap Growth	Equity	Investments in unaffiliated securities at value*	72	Written options at value	1,780
Science and Technology	Equity		—	Written options at value	610
Value	Equity		—	Written options at value	436

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
** *The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2016.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2016:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$ —	$—	$(1,565)	$ —	$ —	$(1,565)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(327)	—	—	(327)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(211)	—	—	(211)
Asset Strategy	Equity	3,735	—	1,580	1,384	—	6,699
	Foreign currency	—	—	—	—	(891)	(891)

| Portfolio | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Balanced	Equity	$(4,974)	$ —	$—	$ 681	$ —	$(4,293)
Global Bond	Foreign currency	—	—	—	—	3	3
Global Natural Resources	Foreign currency	—	—	—	—	(113)	(113)
High Income	Foreign currency	—	—	—	—	(289)	(289)
	Interest rate	—	222	—	—	—	222
International Core Equity	Equity	—	—	—	(25)	—	(25)
	Foreign currency	—	—	—	—	(759)	(759)
Mid Cap Growth	Equity	(526)	—	—	1,056	—	530
Science and Technology	Equity	(506)	—	—	(916)	—	(1,422)
Value	Equity	—	—	—	197	—	197

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2016:

| Portfolio | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$ —	$ —	$(1,592)	$ —	$ —	$(1,592)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(248)	—	—	(248)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(212)	—	—	(212)
Asset Strategy	Equity	2,484	—	—	(1,112)	—	1,372
	Foreign currency	—	—	—	—	(155)	(155)
Balanced	Equity	(705)	—	—	104	—	(601)
Global Bond	Foreign currency	—	—	—	—	8	8
Global Growth	Foreign currency	—	—	—	—	41	41
Global Natural Resources	Foreign currency	—	—	—	—	611	611
High Income	Foreign currency	—	—	—	—	10	10
	Interest rate	—	29	—	—	—	29
International Core Equity	Foreign currency	—	—	—	—	2,301	2,301
Mid Cap Growth	Equity	(114)	—	—	(1,649)	—	(1,763)
Science and Technology	Equity	33	—	—	(56)	—	(23)
Value	Equity	—	—	—	(518)	—	(518)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended June 30, 2016, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Pathfinder Moderate – Managed Volatility	$ —	$—	$30,500	$ —	$ —	$ —
Pathfinder Moderately Aggressive – Managed Volatility	—	—	5,352	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	4,521	—	—	—
Asset Strategy	102	—	5,170	—	1,700	1,020
Balanced	—	—	—	—	618	67
Global Bond	3	—	—	—	—	—
Global Growth	6	—	—	—	—	—
Global Natural Resources	154	—	—	—	—	—
High Income	8	—	—	1,714	—	—
International Core Equity	698	—	—	—	—	6
Mid Cap Growth	—	—	—	—	85	1,148
Science and Technology	—	—	—	—	74	300
Value	—	—	—	—	—	877

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-15	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-16
Asset Strategy						
Number of Contracts	9,397	17,795	(8,184)	(2,028)	(13,424)	3,556
Premium Received	$2,599	$ 5,835	$ (4,159)	$ (401)	$ (3,032)	$ 842
Balanced						
Number of Contracts	N/A	1,393	(129)	—	(999)	265
Premium Received	N/A	$ 788	$ (76)	$ —	$ (607)	$ 105
International Core Equity						
Number of Contracts	N/A	124,000	(124,000)	—	—	N/A
Premium Received	N/A	$ 22	$ (22)	$ —	$ —	N/A
Mid Cap Growth						
Number of Contracts	329	7,416	(4,912)	—	(800)	2,033
Premium Received	$ 1,376	$ 4,157	$ (4,052)	$ —	$ (264)	$ 1,217
Science and Technology						
Number of Contracts	3,889	8,318	(6,146)	(122)	(3,890)	2,049
Premium Received	$ 358	$ 1,562	$ (1,065)	$ (7)	$ (121)	$ 727
Value						
Number of Contracts	7,610	9,591	(3,209)	(4,456)	(5,895)	3,641
Premium Received	$ 522	$ 2,462	$ (1,126)	$ (926)	$ (755)	$ 177

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy Funds VIP Asset Strategy Portfolio (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC and VIP ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Portfolio. The Subsidiary and each Company acts as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2016 of the Subsidiary and each Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$1,089,914	$ 75,141	6.89%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	1,089,914	13,589	1.25
VIP ASF, LLC	12-10-12	12-18-12	1,089,914	1,840	0.17

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Each Managed Volatility Portfolio pays a management fee to WRIMCO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

WRIMCO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Advantus Capital Management Inc. ("Advantus Capital"). Accordingly, Advantus Capital receives a fee based on the total assets of the Managed Volatility Portfolios.

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond(1)	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Global Growth	0.820	0.820	0.830	0.830	0.800	0.760
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

(1) Effective August 6, 2007, after completion of the merger between a former Limited-Term Bond Portfolio and Bond Portfolio, the fee is contractually payable by Bond Portfolio as follows:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios and Managed Volatility Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Advantus Capital serves as subadvisor to Real Estate Securities and the Managed Volatility Portfolios. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all applicable costs of the subadvisor.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios and Managed Volatility Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market, the Pathfinder Portfolios and the Managed Volatility Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the period ended June 30, 2016, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$ 50
Core Equity	107
Global Growth	71
Growth	125
High Income	125
Mid Cap Growth	58
Science and Technology	52
Small Cap Growth	40
Value	18

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2016, expenses in the amount of $31 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective May 1, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for the Portfolio at 1.10%. For the period ended June 30, 2016, expenses in the amount of $95 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective December 3, 2012, WRIMCO has contractually agreed to reduce the management fee computed and paid by Real Estate Securities Portfolio each day on NAV by 0.09% on an annualized basis. For the period ended June 30, 2016, expenses in the amount of $21 were reimbursed.

During the period ended June 30, 2016, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios and Managed Volatility Portfolios, having less than $25 million in net assets:

Global Bond	$63

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. RELATED PARTY TRANSACTIONS

Certain Portfolios are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Portfolios from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees and/or common officers complies with Rule 17a-7 of the Act. Further, as defined under the procedures, each transaction is effected at the current market price. During the period ended June 30, 2016, the Portfolios below engaged in purchases and sales of securities pursuant to Rule 17a-7 of the Act (amounts in thousands):

Fund	Purchases	Sales
Asset Strategy	$ 116	$ —
Balanced	—	1,919
High Income	15,978	—
International Core Equity	—	989
Limited-Term Bond	1,532	—

9. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2016.

10. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2016 follows:

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Aggressive							
Ivy Funds VIP Global Growth	1,720	$ 579	$ 1,577	$ 335	$ 45	1,603	$12,654
Ivy Funds VIP Growth	1,533	1,840	2,025	1,567	95	1,528	14,900
Ivy Funds VIP International Core Equity	651	690	952	74	129	635	9,082
Ivy Funds VIP Limited-Term Bond	1,843	222	1,087	10	125	1,666	8,214
Ivy Funds VIP Mid Cap Growth	886	527	724	433	62	858	7,784
Ivy Funds VIP Small Cap Growth	767	1,677	787	826	—	869	7,909
Ivy Funds VIP Small Cap Value	522	818	793	794	33	519	8,189
Ivy Funds VIP Value	1,363	1,146	780	755	257	1,446	7,575
				$4,794	$746		$76,307

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Conservative							
Ivy Funds VIP Dividend Opportunities	1,986	$ 1,473	$1,248	$ 926	$ 183	2,009	$ 14,980
Ivy Funds VIP Global Growth	311	160	190	67	9	308	2,429
Ivy Funds VIP Growth	1,379	2,017	1,280	1,485	89	1,461	14,245
Ivy Funds VIP International Core Equity	375	3,033	567	81	108	545	7,793
Ivy Funds VIP Limited-Term Bond	4,212	835	3,867	48	263	3,589	17,696
Ivy Funds VIP Mid Cap Growth	368	337	247	160	27	378	3,432
Ivy Funds VIP Money Market	40,626	1,275	3,012	—	16	38,889	38,889
Ivy Funds VIP Small Cap Growth	531	1,373	411	606	—	639	5,810
Ivy Funds VIP Small Cap Value	145	281	167	198	9	153	2,405
Ivy Funds VIP Value	754	816	321	447	148	851	4,457
				$4,018	$852		$112,136

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Moderate							
Ivy Funds VIP Dividend Opportunities	17,413	$ 9,814	$ 5,710	$ 8,941	$1,630	17,794	$132,703
Ivy Funds VIP Global Growth	12,850	4,030	4,020	2,992	358	12,855	101,503
Ivy Funds VIP Growth	11,287	13,677	6,284	12,305	738	12,082	117,792
Ivy Funds VIP International Core Equity	3,994	4,678	2,018	639	837	4,179	59,810
Ivy Funds VIP Limited-Term Bond	19,388	2,007	4,815	49	1,384	18,811	92,742
Ivy Funds VIP Mid Cap Growth	3,727	2,422	1,046	1,746	273	3,873	35,132
Ivy Funds VIP Money Market	176,442	1,221	7,036	—	72	170,628	170,628
Ivy Funds VIP Small Cap Growth	5,648	12,945	1,992	6,554	—	6,867	62,463
Ivy Funds VIP Small Cap Value	2,746	4,316	1,506	3,985	180	2,928	46,161
Ivy Funds VIP Value	7,167	6,566	1,369	4,301	1,423	8,165	42,770
				$ 41,512	$6,895		$861,704

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Dividend Opportunities	20,606	$10,854	$ 7,171	$10,622	$ 1,912	20,893	$ 155,811
Ivy Funds VIP Global Growth	15,206	4,189	5,287	3,421	420	15,093	119,173
Ivy Funds VIP Growth	13,356	15,429	7,902	14,473	866	14,184	138,294
Ivy Funds VIP International Core Equity	8,102	8,432	3,978	1,344	1,684	8,412	120,387
Ivy Funds VIP Limited-Term Bond	22,944	1,881	6,066	66	1,624	22,087	108,889
Ivy Funds VIP Mid Cap Growth	5,513	3,127	1,450	2,636	401	5,685	51,564
Ivy Funds VIP Money Market	104,404	276	4,512	—	42	100,168	100,168
Ivy Funds VIP Small Cap Growth	7,639	16,736	2,646	8,798	—	9,214	83,812
Ivy Funds VIP Small Cap Value	5,200	7,751	3,022	7,604	339	5,501	86,727
Ivy Funds VIP Value	8,482	7,286	1,608	5,034	1,669	9,586	50,218
				$53,998	$8,957		$1,015,043

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Dividend Opportunities	4,597	$2,653	$ 1,539	$ 2,227	$ 429	4,719	$ 35,191
Ivy Funds VIP Global Growth	2,317	764	691	517	65	2,329	18,387
Ivy Funds VIP Growth	3,438	4,229	1,839	3,711	224	3,698	36,051
Ivy Funds VIP International Core Equity	1,216	1,488	597	187	254	1,279	18,303
Ivy Funds VIP Limited-Term Bond	8,650	979	2,028	21	616	8,435	41,585
Ivy Funds VIP Mid Cap Growth	1,135	775	327	508	83	1,185	10,750
Ivy Funds VIP Money Market	67,168	600	2,489	—	27	65,279	65,279
Ivy Funds VIP Small Cap Growth	1,474	3,433	508	1,697	—	1,801	16,381
Ivy Funds VIP Small Cap Value	502	802	279	697	33	537	8,472
Ivy Funds VIP Value	2,183	2,042	413	1,292	432	2,499	13,089
				$10,857	$2,163		$263,488

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Moderate – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	7,460	$14,259	$1,173	$ 3,764	$ 816	9,219	$ 68,753
Ivy Funds VIP Global Growth	5,503	9,650	213	1,513	179	6,673	52,690
Ivy Funds VIP Growth	4,824	15,573	854	6,167	370	6,270	61,129
Ivy Funds VIP International Core Equity	1,715	6,512	—	338	419	2,166	31,006
Ivy Funds VIP Limited-Term Bond	8,341	7,702	747	13	693	9,755	48,093
Ivy Funds VIP Mid Cap Growth	1,602	3,601	—	831	137	2,007	18,202
Ivy Funds VIP Money Market	75,886	13,071	449	—	36	88,508	88,508
Ivy Funds VIP Small Cap Growth	2,430	10,304	—	3,289	—	3,559	32,376
Ivy Funds VIP Small Cap Value	1,182	5,275	189	1,949	90	1,514	23,872
Ivy Funds VIP Value	3,078	6,319	—	2,131	713	4,236	22,191
				$19,995	$3,453		$446,820

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Moderately Aggressive – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	1,263	$1,136	$232	$ 580	$125	1,386	$10,336
Ivy Funds VIP Global Growth	932	622	57	235	28	1,002	7,912
Ivy Funds VIP Growth	817	1,408	177	949	57	942	9,181
Ivy Funds VIP International Core Equity	497	873	—	89	110	558	7,987
Ivy Funds VIP Limited-Term Bond	1,411	428	158	3	107	1,466	7,225
Ivy Funds VIP Mid Cap Growth	339	336	—	160	26	377	3,421
Ivy Funds VIP Money Market	6,419	301	72	—	3	6,648	6,648
Ivy Funds VIP Small Cap Growth	470	1,278	—	577	—	611	5,561
Ivy Funds VIP Small Cap Value	320	735	59	480	22	365	5,748
Ivy Funds VIP Value	521	614	—	327	109	636	3,333
				$3,400	$587		$67,352

Portfolio	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
Pathfinder Moderately Conservative – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	876	$1,553	$129	$ 419	$ 91	1,069	$ 7,969
Ivy Funds VIP Global Growth	441	714	10	114	14	529	4,175
Ivy Funds VIP Growth	654	1,964	105	793	47	839	8,182
Ivy Funds VIP International Core Equity	232	832	—	44	54	290	4,149
Ivy Funds VIP Limited-Term Bond	1,655	1,408	145	3	131	1,912	9,428
Ivy Funds VIP Mid Cap Growth	217	459	—	107	17	268	2,434
Ivy Funds VIP Money Market	12,849	2,033	77	—	6	14,805	14,805
Ivy Funds VIP Small Cap Growth	282	1,143	—	362	—	408	3,712
Ivy Funds VIP Small Cap Value	96	399	10	150	7	121	1,914
Ivy Funds VIP Value	417	806	—	274	92	567	2,970
				$2,266	$459		$59,738

[1] Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

11. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2016, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 7,499	$ —	$ 8,793
Pathfinder Conservative	—	11,600	—	11,479
Pathfinder Moderate	—	61,676	—	37,901
Pathfinder Moderately Aggressive	—	75,961	—	46,545
Pathfinder Moderately Conservative	—	17,765	—	11,017
Pathfinder Moderate – Managed Volatility	—	92,266	—	3,883
Pathfinder Moderately Aggressive – Managed Volatility	—	7,731	—	806
Pathfinder Moderately Conservative – Managed Volatility	—	11,311	—	506
Asset Strategy	100,643	129,579	12,819	370,274
Balanced	—	76,327	177	110,794
Bond	15,085	124,187	28,439	121,161
Core Equity	—	99,327	—	122,257
Dividend Opportunities	—	83,124	—	104,469
Energy	—	46,865	—	25,487
Global Bond	206	1,729	—	2,105
Global Growth	—	73,040	—	81,898
Global Natural Resources	—	22,240	—	18,741
Growth	—	223,632	—	252,709
High Income	—	139,448	—	127,234
International Core Equity	—	189,088	—	191,555
Limited-Term Bond	35,352	86,662	21,278	100,589
Micro Cap Growth	—	11,549	—	12,429
Mid Cap Growth	—	104,368	—	97,511
Money Market	—	—	—	—
Real Estate Securities	—	15,164	—	16,753
Science and Technology	—	21,793	—	50,132
Small Cap Growth	—	176,785	—	161,191
Small Cap Value	—	331,562	—	342,317
Value	—	104,403	—	112,987

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	415	$ 1,933	1,273	$ 6,939	808	$ 4,040	1,600	$ 8,521
Shares issued in reinvestment of distributions to shareholders	2,081	8,942	2,058	10,990	1,785	8,374	1,720	9,092
Shares redeemed	(1,788)	(8,337)	(1,276)	(6,928)	(1,704)	(8,529)	(2,610)	(13,964)
Net increase	708	$2,538	2,055	$ 11,001	889	$ 3,885	710	$ 3,649

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,363	$ 6,934	3,072	$ 17,232	959	$ 4,982	2,132	$ 12,563
Shares issued in reinvestment of distributions to shareholders	16,894	79,616	16,149	89,583	22,396	106,875	20,436	118,128
Shares redeemed	(5,932)	(29,883)	(10,104)	(56,743)	(6,822)	(35,411)	(9,864)	(57,451)
Net increase	12,325	$ 56,667	9,117	$ 50,072	16,533	$ 76,446	12,704	$ 73,240

	Pathfinder Moderately Conservative				Pathfinder Moderate – Managed Volatility			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	596	$ 2,957	652	$ 3,641	14,456	$ 74,571	37,109	$202,767
Shares issued in reinvestment of distributions to shareholders	4,770	22,580	4,818	26,405	3,573	17,903	—	—
Shares redeemed	(1,872)	(9,474)	(4,416)	(24,507)	(977)	(5,034)	(1,125)	(6,131)
Net increase	3,494	$ 16,063	1,054	$ 5,539	17,052	$ 87,440	35,984	$196,636

	Pathfinder Moderately Aggressive – Managed Volatility				Pathfinder Moderately Conservative – Managed Volatility			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,257	$ 6,276	5,175	$ 27,839	2,181	$ 11,020	5,000	$ 26,624
Shares issued in reinvestment of distributions to shareholders	846	4,044	—	—	439	2,159	19	102
Shares redeemed	(563)	(2,813)	(556)	(2,992)	(593)	(3,013)	(638)	(3,411)
Net increase	1,540	$ 7,507	4,619	$ 24,847	2,027	$ 10,166	4,381	$ 23,315

	Asset Strategy				Balanced			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,467	$ 27,679	13,800	$130,966	1,654	$ 13,405	3,009	$ 28,391
Shares issued in reinvestment of distributions to shareholders	806	6,389	27,988	263,937	8,348	59,724	6,352	57,909
Shares redeemed	(21,346)	(170,454)	(36,228)	(341,043)	(3,124)	(25,306)	(6,287)	(58,831)
Net increase (decrease)	(17,073)	$(136,386)	5,560	$ 53,860	6,878	$ 47,823	3,074	$ 27,469

	Bond				Core Equity			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,472	$ 13,226	2,695	$ 14,334	613	$ 6,706	1,417	$ 18,006
Shares issued in reinvestment of distributions to shareholders	1,396	7,334	1,671	8,715	5,295	53,823	6,758	82,546
Shares redeemed	(5,219)	(27,691)	(8,499)	(44,857)	(2,651)	(29,166)	(5,192)	(66,655)
Net increase (decrease)	(1,351)	$ (7,131)	(4,133)	$ (21,808)	3,257	$ 31,363	2,983	$ 33,897

	Dividend Opportunities				Energy			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,254	$ 16,882	6,749	$ 55,031	5,869	$ 29,862	8,439	$ 51,692
Shares issued in reinvestment of distributions to shareholders	4,735	34,387	7,592	62,165	36	203	106	726
Shares redeemed	(3,956)	(30,018)	(5,028)	(41,473)	(2,553)	(13,265)	(3,427)	(20,788)
Net increase	3,033	$ 21,251	9,313	$ 75,723	3,352	$ 16,800	5,118	$ 31,630

	Global Bond				Global Growth			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	453	$ 2,162	1,122	$ 5,516	1,817	$ 14,648	12,256	$ 111,878
Shares issued in reinvestment of distributions to shareholders	154	731	140	701	1,910	15,259	2,920	26,499
Shares redeemed	(399)	(1,909)	(885)	(4,374)	(2,773)	(22,584)	(5,578)	(50,502)
Net increase	208	$ 984	377	$ 1,843	954	$ 7,323	9,598	$ 87,875

	Global Natural Resources				Growth			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	4,121	$ 14,984	7,712	$ 34,497	1,706	$ 17,913	5,911	$ 69,171
Shares issued in reinvestment of distributions to shareholders	225	874	28	137	9,263	90,043	9,363	105,927
Shares redeemed	(3,442)	(12,893)	(7,472)	(33,828)	(4,942)	(52,298)	(8,835)	(104,736)
Net increase	904	$ 2,965	268	$ 806	6,027	$ 55,658	6,439	$ 70,362

	High Income				International Core Equity			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	14,323	$ 48,138	47,114	$ 175,293	2,082	$ 30,190	6,726	$ 114,451
Shares issued in reinvestment of distributions to shareholders	17,143	56,542	16,178	59,896	1,129	16,095	5,314	93,448
Shares redeemed	(18,446)	(61,559)	(59,362)	(216,743)	(2,250)	(32,609)	(5,061)	(85,855)
Net increase	13,020	$ 43,121	3,930	$ 18,446	961	$ 13,676	6,979	$122,044

	Limited-Term Bond				Micro Cap Growth			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,503	$ 17,239	13,679	$ 67,397	162	$ 2,868	313	$ 7,336
Shares issued in reinvestment of distributions to shareholders	1,180	5,754	1,372	6,695	372	6,098	452	10,594
Shares redeemed	(5,353)	(26,371)	(32,834)	(161,222)	(217)	(3,883)	(590)	(14,154)
Net increase (decrease)	(670)	$ (3,378)	(17,783)	$ (87,130)	317	$ 5,083	175	$ 3,776

	Mid Cap Growth				Money Market			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	4,106	$ 36,140	11,113	$ 113,296	39,974	$ 39,974	116,187	$ 116,187
Shares issued in reinvestment of distributions to shareholders	3,739	32,997	4,426	46,460	209	209	107	107
Shares redeemed	(4,007)	(36,139)	(4,656)	(48,499)	(39,617)	(39,617)	(88,490)	(88,490)
Net increase	3,838	$32,998	10,883	$ 111,257	566	$ 566	27,804	$ 27,804

	Real Estate Securities				Science and Technology			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	458	$ 4,026	1,189	$ 10,940	1,505	$ 30,759	5,144	$126,625
Shares issued in reinvestment of distributions to shareholders	594	4,876	634	5,461	1,068	20,982	1,358	34,801
Shares redeemed	(710)	(6,204)	(1,994)	(17,986)	(3,055)	(62,319)	(4,555)	(111,924)
Net increase (decrease)	342	$ 2,698	(171)	$ (1,585)	(482)	$(10,578)	1,947	$ 49,502

	Small Cap Growth				Small Cap Value			
	Six months ended 6-30-16		Year ended 12-31-15		Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,578	$34,306	4,808	$ 56,961	607	$ 9,441	1,421	$ 23,905
Shares issued in reinvestment of distributions to shareholders	5,356	45,145	5,677	66,812	1,981	29,736	1,621	27,175
Shares redeemed	(2,250)	(21,014)	(4,993)	(60,998)	(1,234)	(19,347)	(2,425)	(41,202)
Net increase	6,684	$58,437	5,492	$ 62,775	1,354	$ 19,830	617	$ 9,878

	Value			
	Six months ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,128	$ 12,233	5,375	$ 36,040
Shares issued in reinvestment of distributions to shareholders	9,469	48,920	8,521	55,408
Shares redeemed	(3,769)	(21,361)	(7,811)	(52,349)
Net increase	7,828	$39,792	6,085	$39,099

13. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended June 30, 2016, High Income had outstanding bridge loan commitments of $241. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2016 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 88,389	$ 21	$ 11,506	$ (11,485)
Pathfinder Conservative	120,452	—	7,721	(7,721)
Pathfinder Moderate	926,233	2,616	66,926	(64,310)
Pathfinder Moderately Aggressive	1,100,350	3,409	88,275	(84,866)
Pathfinder Moderately Conservative	283,499	—	19,704	(19,704)
Pathfinder Moderate – Managed Volatility	504,251	137	47,104	(46,967)
Pathfinder Moderately Aggressive – Managed Volatility	78,771	15	9,814	(9,799)
Pathfinder Moderately Conservative – Managed Volatility	66,508	37	5,640	(5,603)
Asset Strategy	1,116,232	46,564	77,479	(30,915)
Balanced	349,165	32,550	15,038	17,512
Bond	271,286	11,195	2,719	8,476
Core Equity	408,992	49,901	25,301	24,600
Dividend Opportunities	451,400	69,243	7,852	61,391
Energy	147,509	16,254	8,504	7,750
Global Bond	21,318	452	877	(425)
Global Growth	452,005	44,721	25,120	19,601
Global Natural Resources	138,809	8,190	18,349	(10,159)
Growth	687,985	170,447	23,177	147,270
High Income	819,407	8,389	71,311	(62,922)
International Core Equity	673,713	31,778	77,470	(45,692)
Limited-Term Bond	372,196	6,140	314	5,826
Micro Cap Growth	51,431	7,819	3,457	4,362
Mid Cap Growth	570,045	79,914	50,128	29,786
Money Market	539,688	—	—	—
Real Estate Securities	42,435	8,717	1,111	7,606
Science and Technology	386,915	157,082	38,978	118,104
Small Cap Growth	380,501	71,700	22,814	48,886
Small Cap Value	320,165	26,728	7,287	19,441
Value	371,174	26,926	30,317	(3,391)

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2015 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,208	$ 7,733	$—	$—
Pathfinder Conservative	1,338	7,031	—	—
Pathfinder Moderate	11,297	68,295	—	—
Pathfinder Moderately Aggressive	16,504	90,365	—	—
Pathfinder Moderately Conservative	3,422	19,151	—	—
Pathfinder Moderate – Managed Volatility	2,608	15,286	—	—
Pathfinder Moderately Aggressive – Managed Volatility	624	3,419	—	—
Pathfinder Moderately Conservative – Managed Volatility	327	1,830	—	—
Asset Strategy	6,381	—	—	—
Balanced	10,430	49,283	—	—
Bond	6,588	739	—	—
Core Equity	8,952	44,866	—	—
Dividend Opportunities	6,260	28,121	—	—

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Energy	$ 201	$ —	$—	$—
Global Bond	730	—	—	—
Global Growth	1,642	13,612	—	—
Global Natural Resources	873	—	—	—
Growth	5,160	84,871	—	—
High Income	56,533	—	—	—
International Core Equity	8,904	7,187	—	—
Limited-Term Bond	5,751	—	—	—
Micro Cap Growth	—	6,098	—	—
Mid Cap Growth	4,666	28,326	—	—
Money Market	50	—	—	—
Real Estate Securities	516	4,359	—	—
Science and Technology	—	20,978	—	—
Small Cap Growth	—	45,143	—	—
Small Cap Value	1,332	28,401	—	—
Value	12,254	36,660	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2015 and 2014 were as follows:

Portfolio	December 31, 2015		December 31, 2014	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Pathfinder Aggressive	$ 2,388	$ 8,603	$ 949	$ 6,036
Pathfinder Conservative	1,393	7,698	1,952	6,653
Pathfinder Moderate	15,574	74,010	11,327	63,926
Pathfinder Moderately Aggressive	25,249	92,878	12,275	75,016
Pathfinder Moderately Conservative	4,252	22,152	3,503	18,401
Pathfinder Moderate—Managed Volatility	—	—	1,691	4,283
Pathfinder Moderately Aggressive—Managed Volatility	—	—	814	1,497
Pathfinder Moderately Conservative—Managed Volatility	80	21	302	734
Asset Strategy	14,375	249,563	8,178	216,767
Balanced	4,736	53,174	7,921	30,504
Bond	8,716	—	11,941	9,436
Core Equity	12,264	70,282	15,331	56,753
Dividend Opportunities	13,525	48,640	8,905	34,234
Energy	74	652	232	3,469
Global Bond	701	—	415	—
Global Growth	2,105	24,394	8,928	36,409
Global Natural Resources	137	—	—	—
Growth	6,353	99,574	15,505	133,086
High Income	53,398	6,499	39,918	6,022
International Core Equity	33,624	59,824	55,559	13,714
Limited-Term Bond	6,694	—	2,601	602
Micro Cap Growth	—	10,594	172	9,582
Mid Cap Growth	4,693	41,767	8,594	17,838
Money Market	107	—	133	—
Real Estate Securities	1,690	3,771	469	2,680
Science and Technology	—	34,801	—	46,854
Small Cap Growth	—	66,812	11,898	31,860
Small Cap Value	2,834	24,342	14,775	29,004
Value	14,536	40,872	14,922	36,654

(1)Includes short-term capital gains distributed, if any.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act was December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a regulated investment company during the period end December 31, 2015:

| | Pre-Enactment | | | Post-Enactment | |
| | Year of Expiration | | | | |
Portfolio	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$ —	$ —	$ —	$ —	$ —
Pathfinder Conservative	—	—	—	—	—
Pathfinder Moderate	—	—	—	—	—
Pathfinder Moderately Aggressive	—	—	—	—	—
Pathfinder Moderately Conservative	—	—	—	—	—
Pathfinder Moderate – Managed Volatility	—	—	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	—	—	—
Asset Strategy	—	—	—	53,287	—
Balanced	—	—	—	—	—
Bond	—	—	—	—	—
Core Equity	—	—	—	—	—
Dividend Opportunities	—	—	—	—	—
Energy	432	1,950	432	6,394	6,192
Global Bond	—	—	—	213	610
Global Growth	—	—	—	—	—
Global Natural Resources	—	—	—	7,386	30,312
Growth	—	—	—	—	—
High Income	—	—	—	1,926	19,615
International Core Equity	—	—	—	—	—
Limited-Term Bond	—	—	—	817	3,610
Micro Cap Growth	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—
Money Market	—	—	—	—	—
Real Estate Securities	—	—	—	—	—
Science and Technology	—	—	—	—	—
Small Cap Growth	—	—	—	—	—
Small Cap Value	—	—	—	—	—
Value	—	—	—	—	—

15. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds'

Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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THE IVY FUNDS VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.